SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                 Rule 13e-3 Transaction Statement, Amendment #1
        ----------------------------------------------------------------
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           GREAT NORTHERN GAS COMPANY
                                 --------------
                                (Name of Issuer)

                           GREAT NORTHERN GAS COMPANY
                          ST. FRANCIS RESOURCES, INC.
                              THOMAS L. DI GRAPPA
                               FRANK S. DI GRAPPA
                       -----------------------------------
                      (Name(s) of Persons Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   391044 10 4
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                               FRANK S. DI GRAPPA
                           621 17TH STREET, SUITE 2150
                             DENVER, COLORADO 80293
                                 (303) 295-0938

                                 with a copy to

                                NEIL E. AYERVAIS
                         LOHF SHAIMAN JACOBS & HYMAN PC
                           950 SOUTH CHERRY, SUITE 900
                             DENVER, COLORADO 80246
                                 (303) 753-9000
    --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933

     c.   [ ] A tender offer.

     d.   [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
      Transaction Valuation*                      Amount of filing fee
--------------------------------------------------------------------------------
            $203,475                                     $40.70
      (cash to be paid for shares
      purchased by Issuer)

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: ___________                 Filing Party: _____________
 Form or Registration No.: __________                Date Filed: ______________


* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

     Item 1. Summary Term Sheet.

     The principal features of this Transaction Statement are:

     o St. Francis Resources, Inc. owns over 95% of the stock in the Company. In large part, because of the small public float, there is no market for the shares of stock held by others and, as such, the other shareholders have no liquidity. See "Item 7. Purposes, Alternatives, Reasons and Effects."

     o Management has decided that the costs of being a public company, including legal, accounting, reporting and administrative expenses, far outweigh any benefit, particularly since there is no liquidity in the Company's stock and the Company has no plans to use its stock to acquire properties or other companies. See "Item 7. Purposes, Alternatives, Reasons and Effects."

     o Consequently, management has decided to "go private," i.e., take steps which will result in the Company not being required to file reports with the Securities and Exchange Commission and not being a public company. See "Item 7. Purposes, Alternatives, Reasons and Effects."

     o The vehicle management has decided to use to go private is the merger of the Company into St. Francis Resources, Inc. The result of the merger will be the purchase of all shares of stock of shareholders other than St. Francis, including two directors of the Issuer who also are directors of St. Francis, at a price of $1.50 per share, the termination of the existence of the Company and the assumption of all of the Company's liabilities and assets and operation of its business by St. Francis Resources, Inc. See "Item 4. Terms of the Transaction" and Item 6. "Purposes of the Transaction and Plans or Proposals."

     o The Company retained Scott Saltzman, C.P.A. and his firm, Saltzman Hamma Nelson Massaro LLP to perform a valuation of the Company's common stock and relied on and adopted that valuation in setting the purchase price at $1.50. See Item 8. "Fairness of the Transaction," and Item 9. "Reports, Opinions, Appraisals and Negotiations."

     o Under the corporation law of Colorado, no vote of the shareholders of the Company is required to effect the merger of the Company into St. Francis Resources, Inc. and both companies already have taken all actions necessary to complete the merger after this Statement is sent to all of the Company's shareholders. However, any shareholder can disagree with the price being paid for his shares and make a demand on the Company for a different price. If the Company disagrees with the price demanded by a shareholder, it must dispute the price in court. See "Item 7. Purposes, Alternatives, Reasons and Effects."

     Item 2. Subject Company Information.

     (a) The company subject to the transaction described in this Transaction Statement and is the subject of this Rule 13e-3 transaction is Great Northern Gas Company, 621 17th Street, Suite 2150, Denver, Colorado 80293 (the "Issuer").

     (b) The Issuer's common stock, $.01 par value (the "Common Stock"), is the subject of this transaction. As at March 1, 2001, 2,801,195 shares of Common Stock were issued and outstanding, and were owned by approximately 363 holders of record.

     (c) Until September 12, 2000, the Issuer's Common Stock was listed for trading on the Pacific Stock Exchange (the "Pacific Exchange"). At that time, the Common Stock was delisted because of the absence of a sufficient number of shares of the Common Stock held by individuals who are not affiliates of the Issuer. Subsequently, the Common Stock has been traded only through occasional broker transactions in which only the Issuer was the purchaser and one, isolated non-broker transaction. The high and low quarterly bid quotations for the past two years for the Common Stock are:

                               1999                         2000
                           High     Low                 High     Low
                           ----     ---                 ----     ---
1st Quarter                .75      .75                 1.00    1.00
2nd Quarter                .75      .75                 1.00    1.00
3rd Quarter                .75      .75                 1.25    1.00
4th Quarter                .75      .75                 1.25    1.00

High and low bid quotations for periods after September 12, 2000 were calculated based upon bid quotations reported by the Pacific Stock Exchange prior to delisting of the Common Stock. In the first quarter of 2001, the Issuer made one purchase of 1,500 shares of Common Stock at a purchase price of $2.00 per share in a private transaction initiated by the shareholder and not undertaken through a trading exchange or in a manner which would generate a quotation.

     (d) The Issuer has paid no dividends on the Common Stock in the past two years. The Issuer is under no legal restriction on its ability to pay dividends currently or in the future other than the requirements of Section 7-106-401(3) of the Colorado Business Corporation Law which prohibits payment of dividends which would prevent a corporation from paying its debts as they generally come due or which would reduce its assets to an amount less than its liabilities and preference payments upon a liquidation.

     (e) During the past three years, the Issuer has not made either an underwritten public offering of the Common Stock for cash which was registered under the Securities Act of 1933 or exempt from registration under the Act pursuant to Regulation A.

     (f) During the past two full fiscal years, the Issuer has purchased from its shareholders shares of Common Stock in the following amounts and prices:

       Fiscal Year                Shares Purchased                 Price
       -----------                ----------------                 -----
          1999                         7,000                       $.75
          2000                         28,046                      1.125
                                       238,199                     1.25
                                       7,000                       1.50
          2001                         1,500                       2.00

The average purchase price for such shares during each quarterly period of the Issuer during its past two fiscal years is:

                       1999                           2000
                       ----                           ----

1st Quarter           $.875                             NA
2nd Quarter             NA                            $1.00
3rd Quarter           1.00                             1.18
4th Quarter            .92                             1.25

     Item 3. Identity and Background of Filing Persons.

     (a) The persons filing this statement are Great Northern Gas Company, the issuer of the Common Stock, St. Francis Resources, Inc., Frank S. DiGrappa, chairman of the board of the Issuer, and Thomas L. DiGrappa, president of the Issuer. The business address of all filing persons is 621 17th Street, Suite 2150, Denver, Colorado 80293; (303) 295-0938.

     (b) The Issuer is a Colorado corporation which has conducted business as an independent oil and gas company primarily engaged in onshore crude oil and natural gas exploration, development and production in the continental United States. The Issuer owns a small, minority interest in a Delaware corporation which conducts operations in Russia through that company's subsidiaries. St. Francis Resources, Inc. ("St. Francis") is a Colorado corporation which conducts business as an independent oil and gas company in the continental United States.

     (c) The natural persons who are filers of this Transaction Statement are Frank S. DiGrappa and Thomas L. DiGrappa, both of whom are United States citizens. Neither Thomas DiGrappa nor Frank DiGrappa, nor St. Francis has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors). None was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (1) Frank S. DiGrappa, 74, is Chairman of the Board, Chief Executive Officer, Treasurer and Director of the Issuer. He has been involved in the oil and gas business for 44 years. Mr. DiGrappa graduated from the University of Oklahoma College of Law with a Bachelor of Law Degree in 1951. Upon graduation, he joined Ashland Oil, Inc. in Ashland, Kentucky. He worked for Ashland for seven years in various areas and capacities and was manager of the firm's Billings, Montana District Office when he resigned to become manager of lands for the Anschutz Drilling Co., Inc. in Denver, Colorado. After two years, he resigned to become an independent landman and oil operator. In 1971, Mr. DiGrappa co-founded Teton Energy Co. Inc., a private oil and gas exploration and production firm based in Denver.

     Until its combination with Petrotech in 1987, which created the Issuer, Mr. DiGrappa was instrumental in developing Teton Energy into a company whose assets included 150 oil and gas wells and more than 800,000 acres of oil and gas leases, located primarily in the Piceance Creek Basin in western Colorado. Following the combination of Teton and Petrotech, Mr. DiGrappa founded St. Francis Resources, Inc., the parent of the Issuer, and currently is its president.

     (2) Thomas L. DiGrappa, 46, is Chief Operating Officer, President, and Director of the Issuer. He is the son of Frank DiGrappa. Tom DiGrappa graduated from the University of Colorado School of Business with a degree in Minerals Land Management in December, 1976. In February, 1977, he joined Continental Minerals, Inc., a subsidiary of Continental Oil Company, in Spokane, Washington, as a landman in uranium exploration. He resigned his position with Continental Minerals in February, 1979, to join Intercontinental Energy Corp., a Denver-based independent oil, gas, uranium and geothermal company. He was with Intercontinental Energy until November, 1980, when he joined Teton Energy. During the past six and a half years he has served as president of the Issuer. Prior to 1994, he served as Vice President of the Company. Mr. DiGrappa is a director and the vice president of St. Francis and owns approximately 57% of the issued and outstanding shares of common stock in St. Francis; he also is a director of Teton Petroleum Company, a Delaware corporation, in which the Issuer owns a minority interest.

     Item 4. Terms of the Transaction

     (a) At May 1, 2001, St. Francis owns 2,647,255 shares of the 2,782,905 shares of Common Stock issued and outstanding, or 95.13% of the issued and outstanding shares of Common Stock. Pursuant to Section 7-11-104 of the Colorado Business Corporations Act (the "Colorado Act"), a corporation (the "parent") which owns 90% or more of the issued and outstanding stock of another corporation (the "subsidiary") may effectuate a merger of the subsidiary into the parent with the parent being the surviving corporation. The transaction (the "Transaction") prompting this Statement is the merger of the Issuer into its parent, St. Francis. As provided in the Colorado Act, the directors of the Issuer, by consent resolution dated March 8, 2001 and the directors and shareholders of St. Francis, by consent resolutions also dated March 8, 2001, approved articles of merger which define the terms of the merger of the Issuer into St. Francis. Both resolutions are effective two days after the Securities and Exchange Commission has concluded its review of this Statement. Under the Colorado Act, no vote of the shareholders of the Issuer is required.

     The articles of merger provide that, on the effective date of the merger, all issued shares of the Issuer's Common Stock which are not owned by St. Francis will be exchanged for cash in the amount of $1.50 per share upon surrender of certificates representing the shares or a lost certificate bond or other documentation appropriate where no certificate can be located. All issued shares of the Issuer's Common Stock which are owned by St. Francis on the effective date of the merger and all shares of the Common Stock held in its treasury on that date will be cancelled without consideration as of the effective date. The effective date of the merger of the Issuer into St. Francis will be the earlier of: (i) the date on which all shareholders of the Issuer waive the mailing requirement of the plan of merger set forth in ss.7-111-104(4) of the Colorado Act; or (ii) ten days after the date that the Issuer mails a copy or summary of the plan of merger to each shareholder of the Issuer. The Issuer contemplates that it will not obtain waivers of the notice requirements from all of its shareholders, and the effective date of the merger will be 10 days after mailing of the notice. The record date for ownership of Common Stock entitled to be purchased is the effective date of the merger. By operation of the Colorado Act, upon effectiveness of the merger, the Issuer will cease to exist and all of the Issuer's assets and liabilities will be those of St. Francis.

     (b) The Issuer will purchase 182,000 shares of Common Stock from Frank S. DiGrappa and 50,000 shares from Thomas L. DiGrappa in the Transaction on the same terms as shares of Common Stock are to be purchased from non-affiliates.

     (c) The articles of merger provide disparate treatment for St. Francis and all other shareholders of the Issuer. St. Francis will continue to own its shares of Common Stock (which will be cancelled on the effective date of the merger), while shares of Common Stock owned by other shareholders, including Frank S. and Thomas L. DiGrappa (the "minority shareholders") will be purchased for $1.50 per share.

     (d) Pursuant to Section 7-113-102(1)(a)(II) of the Colorado Act, appraisal rights are provided to the minority shareholders. In order to effectuate dissenter's rights, a minority shareholder must not execute any writing consenting to the Transaction and must transmit to the Issuer a payment demand consistent with the terms of the Colorado Act. The Issuer is required to provide a notice of dissenter's rights no later than ten (10) days after the effective date of the corporate action approving the Transaction. The notice is required to state that the Transaction was authorized and its effective date; provide an address at which the Issuer will receive payment demands and the address of a place where certificates for certificated shares must be deposited; inform holders of uncertificated shares the extent to which transfer will be restricted after the payment demand is received; supply a form for demanding payment; set a date by which the Issuer must receive the payment demand, no less than thirty
(30) days after the date of the notice; and be accompanied by copy of the relevant provisions of the Colorado Act. Each minority shareholder who wishes to assert rights of appraisal must transmit a demand on the form provided by the Issuer within the time the Issuer has established for that demand and otherwise comply with the terms of the notice and of the Colorado Act.

     Upon the effective date of the Transaction or receipt of a payment demand, whichever is later, the Issuer shall pay each dissenter who has complied with the terms of the notice and the Colorado Act the amount the Issuer estimates to be the fair value of the dissenter's shares plus accrued interest. The Issuer intends that the purchase price, determined upon the appraisal of Saltzman LLP, will be the fair value of the dissenter's shares. A payment shall be accompanied by the Issuer's balance sheet at the end of its most recent fiscal year; a statement of the Issuer's estimate of the fair value of the shares; an explanation of how the interest was calculated; a statement of the dissenter's right to demand payment under a dispute resolution mechanism set forth in the Colorado Act; and a copy of pertinent provisions of the Colorado Act.

     A dissenter may provide to the Issuer in writing the dissenter's estimate of the fair value of the dissenter's shares and the amount of interest due and demand payment of such estimate or reject the Issuer's offer if (a) the dissenter believes that the amount offered by the Issuer is less that the fair value of the Common Stock or that interest is improperly calculated; (b) the Issuer fails to make payment within 60 days after the date (the "demand date") set by the Issuer for receipt of the payment demand; or (c) the Issuer does not return the deposited certificates or release transfer restrictions if the effective date of the merger does not occur within 60 days after the demand date. The Issuer may commence an action in the District Court for the City and County of Denver, Colorado, to dispute the dissenter's demand and then sixty
(60) days after receiving that demand, and the Court will determine the appropriate price for the dissenter's shares of Common Stock.

     The requirements of the Colorado Act with respect to dissenter's rights are fully set forth in Item 17(e), appended to this Statement.

     Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) The Issuer has been a subsidiary of St. Francis since December 31, 1987, when a controlling interest in Petrotech, Inc., as the Issuer was then known, was issued to St. Francis which had then just been formed and then was wholly-owned by Frank S. DiGrappa. That transaction afforded St. Francis with a controlling ownership interest in the Issuer. Currently, Frank S. DiGrappa, the Issuer's director and chairman of the board is the president and a director of St. Francis; Thomas L. DiGrappa, the Issuer's president and a director is vice president and a director of St. Francis; and Terri Pagliasotti is secretary of both corporations. Thomas L. DiGrappa owns approximately 57% of the issued and outstanding shares of common stock of St. Francis, and his brother Michael (who is a director of the Issuer) and two sisters own the remaining shares. During fiscal 2000, Thomas L. DiGrappa received from the Issuer compensation consisting of $120,000 in salary, a $50,000 bonus and $7500 from the Issuer's overriding royalty pool and Frank S. DiGrappa received $100,000 in salary, a $50,000 bonus and $7500 from the overriding royalty pool.

     (b) The decision to consider undertaking the Transaction was made by the Issuer's directors, Messrs. Thomas, Frank and Michael DiGrappa in late 2000. After having consulted legal counsel concerning the legal implications and costs of going private, compared to the implications and costs of remaining public and retained Scott Saltzman, C.P.A. and the firm of Saltzman Hamma Nelson Massaro LLP ("Saltzman LLP") to appraise the Common Stock, the Issuer's directors determined to proceed with the Transaction in early March 2001 and took the formal action which initiated the Transaction on March 8, 2001.

     The Saltzman LLP appraisal (the "Saltzman Report") was received on March 12, 2001 and subsequently amended to correct errors in Exhibit 1, to reflect that the highest price paid for Common Stock by the Issuer during 2000 was $1.50. Management relied on and adopted the Saltzman Report to value each share of the Common Stock at $1.50 and did not perform any independent examination of that value other than to compare the valuation to prices paid for Common Stock in that past five years. During that time period, the highest price paid for the Common Stock was $1.50 and most high purchase prices were significantly lower than $1.50. Management determined that the value determined by Saltzman LLP would provide a price at least as good, and probably better than the best possible price a selling shareholder could receive if any market for the Common Stock actually existed. Management disregarded a single private purchase of 1500 shares at $2.00 per share as a price determined by private negotiation, unaffected by and unrelated to any market price and immaterial in view of the number of shares and circumstances of the transaction. Also, management noted that any minority shareholder could utilize the rights of appraisal afforded by the Colorado Act if a shareholder disagrees with the purchase price; the Colorado Act provides any shareholder with the ability to impose on the Issuer the burden of validating that price.

     (c) To any extent that the interests of St. Francis and the Issuer diverge, a conflict of interest exists for the Issuer's three directors, all of whom are affiliated with St. Francis. Upon completion of the Transaction, St. Francis exclusively will own and operate the Issuer's business and the Issuer's directors no longer will owe a fiduciary duty to unaffiliated shareholders. Currently, since St. Francis and its affiliates own almost all of the issued and outstanding Common Stock, the interests of St. Francis and the Issuer converge in many ways. Management believes that the costs of continuing the Issuer as a public company no longer outweigh the costs of that status and, in view of the absence of any trading market, consequent illiquidity of the Common Stock, the insignificant stake held by unaffiliated shareholders, and the fact that St. Francis bears most of the risks of ownership of the Common Stock, the interests of St. Francis and the Issuer are not in conflict. See "Item 6. Purposes of the Transaction and Plans or Proposals" and "Item 7. Purposes Alternatives, Reasons and Effects."

     Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The sole purpose of the Transaction is to cause the Issuer "go private," to no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), to pay cash for Common Stock held by the small number of unaffiliated shareholders for whom there currently is no market other than the Issuer (and also to two affiliates of the Issuer) and to eliminate reporting and other obligations owing to that small number of unaffiliated shareholders, most of whom were shareholders of Petrotech, Inc. which was a public company with no operating assets and liabilities significantly exceeding its assets when Frank S. DiGrappa acquired a controlling interest in 1987 and subsequently contributed that interest to St. Francis. See "Item 7. Purposes, Alternatives, Reasons and Effects."

     (b) Pursuant to the terms of the Colorado Act, all shares of Common Stock acquired in the Transaction will be retired and, upon completion of the Transaction, all shares of Common Stock held by St. Francis will cease to exist. All shares of Common Stock owned by Thomas L. DiGrappa also will be purchased and retired.

     (c) The Transaction will effect the merger of the Issuer into its parent, St. Francis. On the effective date of the merger, all issued shares of the Issuer's Common Stock which are not owned by St. Francis will be exchanged for cash in the amount of $1.50 per share upon surrender of certificates representing the shares or a lost certificate bond or other documentation appropriate where no certificate can be located. All issued shares of the Issuer's Common Stock which are owned by St. Francis on the effective date of the merger and all shares of the Common Stock held in its treasury on that date will be cancelled without consideration as of the effective date. Upon completion of the Transaction, the Common Stock will become eligible for termination of registration under Section 12(g)(4) of the Exchange Act and the obligation of the Issuer to file reports under Section 15(d) will be terminated. Frank S. DiGrappa and Thomas L. DiGrappa will remain officers and directors of St. Francis, and Thomas L. DiGrappa will remain the majority shareholder of St. Francis.

     Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) The purpose of the Transaction is to cause the Issuer to become privately owned, with all of the stock owned by St. Francis. In 1987, the Issuer was a public company, known as Petrotech, Inc., with no operating assets and liabilities significantly exceeding assets. At that time, Frank S. DiGrappa purchased a controlling interest in Petrotech, Inc. and subsequently contributed the Petrotech stock to St Francis. Most of the Issuer's current minority shareholders were the other shareholders of Petrotech, Inc. in 1987. Petrotech, Inc. subsequently was reincorporated in Colorado as Great Northern Gas Company. All of the increase in value of the Issuer and the stock held by the minority shareholders is due to the actions of St. Francis, Frank and Thomas DiGrappa and their affiliates.

     At the time of the purchase of a controlling interest in Petrotech, Inc., management of the Issuer contemplated that having a class of securities registered under the Exchange Act and trading on an exchange would provide liquidity to its shareholders, afford the company increased access to capital markets for business expansion and provide liquid securities for use in acquiring oil and gas properties and related enterprises.

     The attributes which originally prompted management to make the Issuer a public company no longer are material to its operations and are outweighed by the expense and administrative inconvenience of complying with laws and rules required of public companies. The ownership by St. Francis of nearly all of the issued and outstanding Common Stock has virtually eliminated the liquidity of the Common Stock and caused its delisting from the Pacific Exchange. The Issuer has not raised capital for operations or acquisitions in seven years, and the illiquidity of the Common Stock impairs its ability to do so or to use the Common Stock for property acquisitions currently.

     Reversion to private ownership will reduce the substantial general and administrative costs arising from and in connection with the Issuer's status as a public reporting company. In addition to the non-income producing time expended by management, the legal and accounting expenses involved in the preparation of annual and other periodic reports filed with the Securities and Exchange Commission (the "Commission"), and related expenses and costs of printing and mailing of proxy solicitation materials and annual reports to the Issuer's few minority shareholders are significant and of limited usefulness in view of the limited value in remaining a public company. Minority shareholders have shown little interest in trading their shares and several have asked that the Issuer purchase their Common Stock. In addition, many of the former shareholders of Petrotech, Inc. can no longer be located.

     Compliance with the Securities Act of 1933, as amended (the "Act"), the Exchange Act, related rules and regulations and state securities laws requires significant expenditures for legal fees to assure that certain corporate acts comply with those laws. The administrative burden on the Issuer and significant expenses incurred in remaining a public company all will be obviated by reversion to private ownership.

     In addition, administrative control of the Issuer would be improved and simplified by the elimination of the minority shareholders interests. Planning and other management decisions could then be made solely on the basis of the Issuer's long range business interests without the necessary consideration of the possible adverse short-term effect of such decisions on the price and liquidity of the Common Stock.

     (b) Management of the Issuer considered the acquisition by the Issuer of shares of Common Stock owned by the minority shareholders through a tender offer or a standing purchase offer through a broker. A tender offer would entail significant expense in complying with provisions of the Exchange Act governing such transactions and could not guarantee that all of the minority shareholders would accept the offer, particularly since many of those shareholders cannot be located. An incomplete tender would have resulted in the continuation of the costs of maintaining public status for the benefit of even fewer minority shareholders. Management had provided the only market available for purchase of the Common Stock by indicating to a broker that it would purchase Common Stock offered for sale on the Pacific Exchange or otherwise up to a certain price if no other purchaser were available. However, while a few shareholders offered to sell, and did sell, their Common Stock by this mechanism, such sales have been sporadic and incomplete. A spin-off of the Issuer's assets into a private company was rejected because effectuation of that transaction would leave the Issuer a public shell with the same reporting responsibilities and issues.

     (c) The Transaction is structured as a merger of a subsidiary into a parent because it requires no vote of the Issuer's shareholders, which would be academic given the ownership of most of the Common Stock by St. Francis, is most efficacious in time and cost and does not involve the effort, cost and time required for proxy materials or a tender offer. The Transaction is being undertaken at this time because the delisting of the Common Stock has made infeasible the continuation of the Issuer as a public company and the Issuer's inability to purchase the shares of Common Stock owned by the unaffiliated shareholders through accepting offers from shareholders.

     (d) The principal effects of the Transaction will be to (1) eliminate the corporate existence of the Issuer; (2) by operation of law, cause all of the Issuer's assets and liabilities to be those of St. Francis; (3) make St. Francis the sole owner of the Issuer's business; (4) make the Common Stock eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; and (5) suspend any obligation to file reports pursuant to Section 15(d) of the Exchange Act. Thomas L. DiGrappa will become the majority shareholder of the surviving entity. Consummation of the Transaction will deprive unaffiliated shareholders of an opportunity to continue their common equity interest in the Issuer and the potential to share in future growth, if any, of the Issuer. St. Francis will lose the liquidity of its Common Stock and transactions in common stock of St. Francis by its shareholders will be subject to restrictions imposed by the Act and Rule 144 thereunder. No further public reports concerning the business of the Issuer will be filed. Consummation of the Transaction also will eliminate the requirements of, and costs associated with printing and distributing annual reports; holding meetings of stockholders (for which proxies must be solicited pursuant to a proxy statement complying with the rules promulgated by the Commission); filing periodic reports with the Commission on Forms 8-K, 10-Q and 10-K; and maintaining a transfer agent for the Common Stock. Because St. Francis and the other Filing Persons own such a significant portion of the Common Stock, on a pro forma basis, the impact of the Transaction on the financial statements of St. Francis will be immaterial, reducing the value of the Issuer's assets carried on the records of St. Francis by less than 4% of the current value of the Common Stock which would be reflected on those financials.

     Minority shareholders will incur a capital gain or loss upon the purchase of their Common Stock, depending on the basis of such Stock in the hands of each shareholder. To the extent that the purchase price of the Common Stock is less than $1.50, a shareholder will realize a long-term capital gain in the amount of the difference between the purchase price and $1.50. If the purchase price exceeds $1.50, a long-term capital loss will be realized in the amount of that excess. The impact on any individual shareholder will depend on his or her financial and tax status, and each shareholder is advised to consult his or her tax adviser to determine that impact.

     Item 8. Fairness of the Transaction

     (a) The Issuer, St. Francis and Messrs. Frank and Thomas DiGrappa (the "Filing Persons") reasonably believe that the Transaction is fair to unaffiliated shareholders. All Filing Persons concur in and adopt all opinions of "management" described in this Transaction Statement.

     (b) In endeavoring to assure that the Transaction is fair to the unaffiliated shareholders, the Issuer retained Scott Saltzman, C.P.A. and Saltzman LLP to provide an independent valuation of the Issuer and the Common Stock in the hands of the unaffiliated shareholders. Management based the purchase price to be paid to the minority shareholders for their Common Stock on the Saltzman Report. The Filing Persons all adopt the Saltzman Report and the analysis set forth in the Saltzman Report. Neither Mr. Saltzman nor Saltzman LLP have had any prior relationship with any Filing Person, serve as an accountant or auditor for the Filing Persons or possess any ownership interest in the Issuer. Upon reviewing the valuation provided by Saltzman LLP, management determined that the purchase price and the Transaction are fair to, and in the best interests of, the Issuer and the unaffiliated shareholders.

     In determining to proceed with the Transaction and pay the purchase price, management considered a number of factors, including those listed below, management's recommendations are the product of the business judgment of the respective members thereof, exercised in light of their fiduciary duties to the Issuer's minority shareholders. The material factors considered by management in determining that the Transaction is fair to unaffiliated shareholders are summarized as follows:

     (1) Management considered the historical market prices and absence of recent trading activity of the Common Stock and the fact that the cash consideration to be paid to the minority shareholders would provide liquidity currently unavailable to them and the ability to convert an illiquid investment in the Issuer into a different, possibly more liquid investment in another entity. In the past five years, excluding one private, immaterial purchase, the highest price paid for the Common Stock was $1.50 per share. The average price for each share in the past two years ranged from a low of $.875 to a high of $1.25, all less than the purchase price in the transaction. At December 31, 2000, the net book value of the Issuer is $1.06 per share, again significantly less than the purchase price. Given the lack of activity and income experienced by the Issuer, management considers that net book value may be the most applicable measure of value.

     (2) Management considered, in adopting the Saltzman Report, that Mr. Saltzman and his firm possess the necessary skill, credentials and experience to perform such a valuation and to provide a fair, accurate appraisal of the value of the Common Stock.

     (3) Substantial consideration was given to the Issuer's posture in the oil and gas business. Although the Issuer has experienced some success in purchasing and selling producing properties, it has not made any significant drilling discoveries and, therefore, has been unable to generate interest from the investing community and to obtain the resultant capital. In addition, the current boom in the oil and gas business has made such acquisitions more difficult on terms acceptable to the Issuer and has caused the entry into the market of competitors with substantially more assets and a greater ability to compete. As a result, management does not perceive that the Issuer is positioned for significant growth or is a candidate for acquisition by another entity.

     (4) The Issuer's historical inability to attract a market maker and the delisting of the Common Stock constituted another significant factor in establishing the purchase price and approving the Transaction.

     (5) Management also reviewed the alternatives to the Transaction, including acquisition by the Issuer of shares of Common Stock owned by the minority shareholders through a tender offer or acceptance, through the Issuer's broker, of offers to sell by shareholders, and a spin-off of the Issuer's assets into a private company. The expense and certainty that, because the location of numerous shareholders is unknown, the tender would not be accepted by all minority shareholders caused rejection of that method. For the same reason, management believed that waiting for shareholders to offer to sell shares or making an offer to purchase the Common Stock would be ineffective. The asset spin-off was rejected because effectuation of that transaction would leave the Issuer a public shell with the same reporting responsibilities and issues.

     In view of the wide variety of factors considered in connection with its evaluation of the Transaction, management did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determinations. However, of primary importance to management were the independent valuation by Saltzman LLP; the fact that the purchase price exceeds the prices most recently paid for the Common Stock prior to delisting and historical market prices, net book value and liquidation value and going concern value, all acceptable measures of value; the illiquidity of the Common Stock; the absence of alternative mechanisms to terminate the Issuer's status as a public company.

     The net asset or liquidation value does not consider the earnings of the Issuer or its goodwill and has merit only as one indicator of value but not the sole indicia; used in isolation, this test was considered unfair to unaffiliated shareholders. Historical market prices provided a legitimate factor and benchmark, but could not be considered in isolation inasmuch as those prices were established several years ago at a time when such a market existed. Going concern value may be dependent on an income oriented approach, one requiring a capitalization of earnings or other estimate of the future earning capacity of the Issuer. This method is limited in these circumstances since the Issuer has not had a reliable earnings stream and does not anticipate generating significant earnings in the future without additional purchases of producing assets. Any assumptions about the income to be produced by properties which have not been purchased are hypothetical and, therefore, problematic. The Saltzman Report generally uses a going concern methodology, which is the most appropriate for the Transaction when used in conjunction with a market analysis. The Filing Persons considered that the market comparable approach used by the Saltzman Report takes all of these types of analyses into account and allows the market to weigh and appropriate evaluate those factors in a manner which is more objective and fair to unaffiliated shareholders.

     Management also considered purchase prices for stock purchased by the Issuer during the past year when no market existed for the Common Stock. In these transactions, a shareholder, generally through a broker, would offer to sell Common Stock, or set an "ask" price. A floor trader on the Pacific

Exchange, who accepted offers to sell the Common Stock would transmit the offer to a broker selected by the Issuer. The Issuer's broker would accept the offer to sell at any price at or below a price set by the Issuer, generally $1.50 per share. The purchase price for the Common Stock in the Transaction is the highest price paid by the Issuer in these transactions. The Issuer purchased an immaterial block of stock for $2.00 per share in the first quarter of 2001 in a transaction not conducted through the floor trader or the Issuer's broker after the shareholder contacted management, which decided to purchase the stock without engaging in extended negotiations. The insignificant number of shares and private nature of the transaction made this price immaterial to management in setting the purchase price for the Transaction.

     Because of the independent valuation performed by Saltzman LLP and the overwhelming ownership interest of St. Francis, management considered it unnecessary to retain an unaffiliated representative to act solely on behalf of the minority shareholders of the Issuer for the purpose of negotiating the terms of the Transaction and the purchase price for their Common Stock, or for preparing a report concerning the fairness to such shareholders of the consideration to be received in the Transaction.

     (c) The Transaction is structured in a manner which does not require the approval of the minority shareholders. Management did not consider whether this procedure was itself fair to unaffiliated shareholders since the procedure is authorized by the Colorado Act explicitly for circumstances in which virtually all of the stock in a Colorado corporation are owned by a parent which takes most of the risk of the venture. Management believes that the fairness of such a procedure is a matter determined by the Colorado legislature in establishing the procedure. That determination is particularly appropriate in this Transaction since most, if not all, of the unaffiliated shareholders were shareholders of Petrotech, Inc., which was a shell with no assets and no prospects at the time of its acquisition by the principals of St. Francis; all value created and all of the risks undertaken since that acquisition have been attributable to St. Francis and its principals; and, in the absence of the Transaction, unaffiliated shareholders would have no liquidity.

     (d) All directors of the Issuer are employees of the Issuer. There are no unaffiliated directors of the Issuer, and the Issuer has not retained specially an unaffiliated representative to act solely on behalf of the minority shareholders and to negotiate the terms of the Transaction or prepare a report concerning the fairness of the Transaction. However, as described above, the Issuer retained Scott Saltzman, C.P.A. and Saltzman LLP to provide an independent valuation of the Issuer and the Common Stock in the hands of the minority shareholders and has established the purchase price for that Common Stock in reliance on that valuation.

     Item 9. Reports, Opinions, Appraisals and Certain Negotiations

     (a) The Issuer obtained an appraisal of the value of the initial Common Stock from Scott Saltzman, C.P.A. and Saltzman LLP. The appraisal did not consider the fairness of the Transaction or the consideration to be paid to minority shareholders for their Common Stock. Rather, management adopted the appraisal to determine the purchase price and to consider the fairness of the Transaction. The Issuer informed Saltzman LLP about the intended Transaction and asked Saltzman LLP to appraise the Issuer and the value of the Common Stock. Management did not suggest a value and did not propose any valuation methodology. Discussions between management and Saltzman LLP were limited to the provision of information requested and answers to questions by Saltzman LLP in the course of its review of the Issuer and valuation of the Common Stock, including provision of annual and quarterly reports of the Issuer with the Commission for 1996 through 2000, tax returns for tax years 1995 through 1999, corporate documents, minutes, and other filings with the Commission.

(b) (1) Saltzman Hamma Nelson Massaro, LLP is a Denver, Colorado, firm of certified public accountants and consultants, with its principal office at 455 Sherman Street, Suite 400, Denver, Colorado 80203.

     (2) Saltzman LLP has been in existence since 1996, and, during that time, has engaged in services relating to the following matters: accounting; business planning; estate planning; mergers and acquisitions; systems development; audit, review, and compilation; business evaluation; forensic accounting; retirement planning; tax planning; business capital acquisitions; deferred compensation and plan administration; litigation consulting; trial services and expert testimony; and succession planning. With respect to business evaluations, Saltzman LLP has conducted such appraisals with respect to numerous areas including mergers and acquisitions, owner disputes, dissenter's rights and rights of appraisal; and litigation. Saltzman LLP has conducted such appraisals in diverse industries including oil and gas, manufacturing, real estate, construction, professional services and restaurants.

     (3) Management selected Saltzman LLP after discussing the proposed Transaction and the Issuer's need for a valuation with several investment bankers and accountants who might have provided such a valuation. Management determined to use Saltzman LLP based upon its experience and estimated cost of the appraisal.

     (4) Neither the Issuer, St. Francis, nor any owners of those two entities have had any material relationship with Saltzman LLP during the last two years and no such relationship, other than the retention of Saltzman LLP for the appraisal, has been agreed upon or is contemplated. Saltzman LLP was paid $15,000 for conducting the appraisal.

     (5) Saltzman LLP, in providing its appraisal, did not recommend the amount of consideration to be paid to the minority shareholders for their Common Stock, but only valued Issuer and the Common Stock.

In valuing the Common Stock, Saltzman LLP utilized an approach designed to determine fair market value which would provide a fair and reasonable return on a similar investment, based on an estimate of the risks facing the Issuer and the return on investment, which would be required on alternative investments with similar levels of risk. Saltzman LLP used a "fair market value" approach, based upon the Issuer as a going concern and using the definition of fair market value provided by Treasury Regulation 20.2031-1(b): "the price at which the property would change hands between a willing buyer and willing seller, neither being under any compulsion to buy or sell, and both parties having reasonable knowledge of relevant facts and the ability to buy and sell."

Among factors considered by Saltzman LLP were the nature and history of the Issuer's business; the general economic outlook and specific industry outlook; book value of the Common Stock and financial condition of the Issuer; earning capacity of the Issuer; dividend paying capacity of the Issuer; existence of goodwill and other intangible value; and market price of stock of corporations similarly situated to the Issuer and having a trading market. The valuation methods considered by Saltzman LLP were:

          Public Comparable (Guideline). This approach is an income oriented valuation which calculates future estimated income and capitalizes the estimated income using a factor derived from that adopted by similar public companies. This method uses public companies in the same industry to develop appropriate ratios such as price to earnings or price to equity which are then multiplied by income results to achieve a value for the company. The public comparable method is limited where no comparable companies can be identified and may require adjustments to earnings reports to adjust for differences in comparable companies. The Saltzman Report uses this method, as modified by other methods which are weighted by Saltzman LLC.

          Adjusted Net Assets. This method, sometimes called the replacement or liquidation value, is based on the difference between fair market value of assets less liabilities. A net assets valuation does not take into account intangible assets, including goodwill, and best serves to value entities which are not operating. The Saltzman Report used this method as one of the indicia of value computed in its final determination, using the public comparable method.

          Capitalization of Earnings. This method is based entirely on the earnings of the entity, multiplied by a factor derived from similar companies in the same industry. The inconsistency in the Issuer's earnings and dependency on uncertain property acquisitions made this method less reliable and not used in the Saltzman Report.

          Dividend Paying Capacity. This method is generally applied to larger companies with a history of paying dividends, neither of which applies to the Issuer and, as such, this approach was not used by Saltzman LLP.

          Excess Earnings - Treasury Method. Adopted from IRS Regulations, this method is an income and asset approach which is used principally for closely held businesses and values a business based on the value of net assets and a factor for income production (capitalized earnings). Because this approach works best in businesses which are capital intensive and because it is a hybrid of methods which were used, Saltzman LLP rejected it in its analysis of the Issuer.

          Discounted Earnings. This method adds all future earnings of the company over a period of time and discounts the total to the present day. Again, because the Issuer had had inconsistent earnings, this method was rejected.

          Saltzman LLP evaluated the minimal trading activity of the Common Stock for the previous five years and concluded that, as such, the fair market value of the Common Stock may not be reflected in its trading value. The appraisal also applied various asset-based approaches, income-based approaches and market-based approaches; compared the relevance of each approach and arrived at a value of $1.50 per share of Common Stock owned by the minority shareholders.

The application of the public comparable and adjusted net assets methods focused on internal factors such as the Company's financial posture, its results of operations and the size and marketability of the minority shareholders' interest and external factors such as the status of the oil and gas industry, economic factors affecting the industry and certain risk factors. Saltzman LLP selected six energy companies which it deemed comparable to the Issuer: Credo Petroleum Corp., Equity Oil Co., Aspen Exploration Corp., Geoservices Inc., Maynard Oil Co., and Royale Energy Inc.. The Saltzman Report then applied three ratios for each and for the Issuer: price/book value; price/earnings; and price/sales:


                                                               Past Twelve Months
                                                               ------------------
                                                             Price/           Price/              Price/
                                                              Book           Earnings             Sales
                                                              ----           --------             -----

        Credo Petroleum Corp.                                 1.17            15.56                4.65
        Equity Oil Co.                                        0.95             9.68                2.03
        Aspen Exploration Corp.                               1.07             5.71                2.84
        Geosources Inc.                                       1.08             5.71                1.60
        Maynard Oil Co.                                       0.82             9.50                1.86
        Royale Energy Inc.                                    1.57            12.50                3.07

        Average                                               1.11             9.78                2.67

        Median                                                1.08             9.59                2.43

        Comparable (Guideline) company medians                1.08             9.59                2.43
                                                                 x                x                   x
        Valuation adjustment (15%)                             85%              85%                 85%

        Adjusted valuation multiples                          0.92             8.15                2.07
                                                                 x                x                   x
        Great Northern Gas Company
           Book / Earnings / Sales                      $3,231,094       $  674,560          $2,255,954

        Minority ownership interest                     $2,959,729       $5,499,000          $4,663,431

Saltzman LLP accorded substantial weight to the absence of a trading market for the Common Stock owned by minority shareholders. Because shareholders had been forced to rely on the Company as the principal purchaser of Common Stock, studies which demonstrated the applicability of a minority and restricted share discount were pertinent to the appraisal. A 15% discount was considered appropriate and the appraisal noted the lack of technical advancement, staff, financial sophistication of management and returns on investment as further limiting the value of the Common Stock.

Saltzman LLP weighted different asset and earnings valuation methods equally. That analysis arrived at a value of $1.31 per share of Common Stock. The limited trading history placed a value at between $0.75 and $1.50 per share. Recent purchases were made at between $1.25 and $1.50 per share. The Saltzman Report applying and weighted equally four factors: net asset value, price/book value, price/earnings and price/sales:

                                                                        Value           Weighting                Total
                                                                        -----           ---------                -----

Comparable (Guideline) company - Price / Book                         $2,959,729           25%        =        $  739,932
Comparable (Guideline) company - Price / Earnings                     $5,499,000           25%        =        $1,374,750
Comparable (Guideline) company - Price / Sales                        $4,663,431           25%        =        $1,165,858
Adjusted Net Assets                                                   $3,231,094           25%        =        $  807,774

Minority ownership interest value of the total Company                $4,088,314

Lack of marketability discount (15%)                                                      85%.

Fair market value of the Company with lack of marketability
   and minority interest discounts                                    $3,475,067

Common stock shares issued and outstanding                             2,804,720


The resulting analysis determined the value of the Common Stock in the hands of the minority shareholders at $1.50 per share.

     (c) The Saltzman Report shall be made available for inspection and copying at the principal executive offices of the Issuer during its regular business hours by any interested shareholder of the Issuer or any representative designated in writing by such shareholder. A copy of the Saltzman Report will be transmitted by the Issuer to any interested shareholder of the Issuer or representative who has been designated in writing by such shareholder upon written request and at the expense of the requesting shareholder.

     Item 10. Source and Amounts of Funds or Other Consideration.

     The funds to be used to purchase the shares of Common Stock owned by the minority shareholders of the Issuer will be obtained from cash deposits of the Issuer. At a purchase price of $1.50 per share, an aggregate of $203,475 will be paid to purchase these shares.

     Management of the Issuer estimates that it will expend or incur approximately $29,000 in expenses to effectuate the Transaction for the following purposes and in the following amounts:

               Purpose                                           Amount
               -------                                           ------

         Legal Fees and Costs                                    $10,000
         Accounting Expenses                                      15,000
         Mailing, Filing, Printing and Other Costs                 4,000

     Item 11. Interest in Securities of the Issuer

     (a) St. Francis owns 2,647,255 shares of Common Stock; Frank S. DiGrappa owns 182,000 shares and Thomas L. DiGrappa owns 50,000 shares.

     (b) Not applicable.

     Item 12. The Solicitation or Recommendation.

     Not applicable.

     Item 13. Financial Information

     (a) (1) The Issuer's audited financial statements for its fiscal years 1998 and 1999 and unaudited financial statements for fiscal year 2000 are attached as
Exhibit 13(a)(1) to this Statement.

     (2) Not applicable.

     (3) For the two most recent fiscal years, the ratio of the Issuer's earnings to its fixed charges is as follows: Because the Issuer had no debt or other fixed charges during the appropriate periods, this item is inapplicable.

     (4) The Issuer's book value per share at December 31, 1999 was $0.93, and its book value per share at December 31, 2000 was $1.06.

     Item 14. Persons and Assets Employed, Retainer Utilized

     (a) The Issuer's officers, including its president and secretary, in consultation with the Issuer's counsel, will provide notices, answer inquiries from minority shareholders and others, process claims asserting dissenter's rights, and accomplish other matters necessary to the Transaction. Expenses incident to the transaction will be paid by the Issuer out of its cash reserves.

     (b) No third party has been retained by the Issuer to make solicitations or recommendations in connection with the Transaction.

     Item 15. Additional Information

     Not applicable.

     Item 16. Material to be Filed as Exhibits

     (a) Not applicable.

     (b) Not applicable.

     (c) Appraisal of Saltzman Hamma Nelson Massaro, LLP, dated March 12, 2001.

     (d) Not applicable.

     (e) Not applicable.

     (f) Letter to shareholders, enclosing a copy of Articles of Merger between the Issuer and St. Francis. Notice of Dissenter's Rights, including demand form and copy of pertinent provisions of the Colorado Act.

     (g) Not applicable.

                                    Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  GREAT NORTHERN GAS COMPANY

May 23, 2001                      /s/  Frank S. Di Grappa
                                  ----------------------------------------------
                                  By:  Frank S. Di Grappa, Chairman of the Board


                                  ST. FRANCIS RESOURCES, INC.

                                  By: /s/  Frank S. DiGrappa
                                      ------------------------------------------
                                           Frank S. DiGrappa, President


                                      /s/  Frank S. DiGrappa
                                      ------------------------------------------
                                           Frank S. DiGrappa


                                      /s/  Thomas L. DiGrappa
                                      ------------------------------------------
                                           Thomas L. DiGrappa



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the person filing this statement), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                Exhibit 13(a)(1)
               Financial Statements for Fiscal Years 1998 and 1999


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Great Northern Gas Company:

We have audited the balance sheet of Great Northern Gas Company as of December 31, 1998 and the related statements of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Gas Company as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                                   CAUSEY DEMGEN AND MOORE, INC.


Denver, Colorado
March 12, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Great Northern Gas Company:

We have audited the accompanying statement or earnings, stockholders' equity and cash flows of GREAT NORTHERN GAS COMPANY (a Colorado corporation) for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Great Northern Gas Company for the year then ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                             Arthur Andersen LLP


Denver, Colorado
February 14, 1999

                           GREAT NORTHERN GAS COMPANY
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1998

                                     ASSETS
                                     ------

CURRENT ASSETS:
  Cash and cash equivalents                                        $  2,075,657
  Accounts receivable:
    Oil and gas sales                                                    24,469
    Joint interest billings                                             162,349
  Other                                                                   9,619
                                                                   ------------
         Total current assets                                         2,272,094
                                                                   ------------

PROPERTY AND EQUIPMENT, at cost:
  Oil and gas properties, accounted for using
    the full cost method                                              2,054,565
  Furniture, fixtures and automobile                                     60,105
                                                                   ------------
                                                                      2,114,670
  Less accumulated depreciation, depletion
    and amortization                                                    899,775
                                                                   ------------
         Net property and equipment                                   1,214,895
                                                                   ------------
                                                                   $  3,486,989
                                                                   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
  Accounts payable:
    Trade                                                          $      6,485
    Oil and gas sales                                                   153,902
    Income taxes                                                         10,847
    Other                                                                71,704
                                                                   ------------
         Total current liabilities                                      242,938
                                                                   ------------

DEFERRED INCOME TAXES                                                   201,128
                                                                   ------------

STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value; authorized
    50,000,000 shares, issued and outstanding 3,079,710                  30,797
  Additional paid-in capital                                         38,680,024
  Accumulated deficit                                               (35,667,898)
                                                                   ------------
         Total stockholders' equity                                   3,042,923
                                                                   ------------
                                                                   $  3,486,989
                                                                   ============



                 The accompanying notes to financial statements
                   are an integral part of this balance sheet.

                           GREAT NORTHERN GAS COMPANY
                             STATEMENTS OF EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                         1998          1997
                                                      ----------   -------------
REVENUES:
  Oil and gas sales                                   $  806,434      $1,108,371
  Gain on sale of properties and equipment               477,332         351,760
  Interest and other income                              156,081         216,108
                                                      ----------   -------------
                                                       1,439,847       1,676,239
                                                      ----------   -------------

COSTS AND EXPENSES:
  Lease operating                                        434,897         391,718
  Production taxes                                        40,447          84,075
  Depreciation, depletion and
    amortization                                         224,333         274,675
  General and administrative                             712,714         737,528
                                                      ----------   -------------
                                                       1,412,391       1,487,996
                                                      ----------   -------------

EARNINGS  BEFORE INCOME TAXES                             27,456         188,243
                                                      ----------   -------------

PROVISION FOR INCOME TAX EXPENSE :
  Current                                                 10,847          23,360
  Deferred                                                 8,967          19,994
                                                      ----------   -------------
                                                          19,814          43,354
                                                      ----------   -------------

NET  EARNINGS                                         $    7,642   $     144,889
                                                      ==========   =============

BASIC EARNINGS  PER SHARE OF
  COMMON STOCK                                        $        *   $         .04
                                                      ==========   =============

WEIGHTED AVERAGE SHARES OF
  COMMON STOCK OUTSTANDING                             3,112,419       3,441,569
                                                      ==========   =============

* Less than $.01 per share


                 The accompanying notes to financial statements
                    are an integral part of these statements.


                           GREAT NORTHERN GAS COMPANY
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                      Additional
                      Common Stock      Paid-In       Accumulated
                         Shares          Amount         Capital          Deficit
                         ------          ------         -------          -------
BALANCE AT
  DECEMBER 31, 1996      3,603,313    $     36,033    $ 39,502,517    $(35,820,429)

  Shares acquired
   for retirement         (305,970)         (3,058)       (498,504)           --
  Net earnings                --              --              --           144,889
                      ------------    ------------    ------------    ------------

BALANCE AT
  DECEMBER 31, 1997      3,297,343          32,975      39,004,013     (35,675,540)

Shares acquired
   for retirement         (217,633)         (2,178)       (323,989)           --
  Net earnings                --              --              --             7,642
                      ------------    ------------    ------------    ------------

BALANCE AT
  DECEMBER 31, 1998      3,079,710    $     30,797    $ 38,680,024    $(35,667,898)
                      ============    ============    ============    ============




                 The accompanying notes to financial statements
                    are an integral part of these statements.

                                       5



                           GREAT NORTHERN GAS COMPANY
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                             1998          1997
                                                         -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                           $     7,642    $   144,889
  Adjustments to reconcile net earnings
      to net cash provided by operating activities:
         Gain on sale of property and equipment             (477,332)      (351,760)
         Depreciation, depletion and amortization            224,333        274,675
         Deferred income tax expense                           8,967         19,994
         Decrease in accounts receivable                      43,285         31,276
         Increase (decrease) in current liabilities         (116,558)       171,380
                                                         -----------    -----------
   Net cash provided by (used in) operating activities      (309,663)       290,454
                                                         -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment             1,006,036      1,543,015
  Additions to property and equipment                       (106,935)    (1,166,094)
  Proceeds from sale of short term investments                  --          242,474
                                                         -----------    -----------
  Net cash provided by investing activities                  899,101        619,395
                                                         -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repurchase of Common Stock                                (326,167)      (501,562)
                                                         -----------    -----------
  Net cash used in financing activities                     (326,167)      (501,562)
                                                         -----------    -----------

INCREASE IN CASH AND CASH EQUIVALENTS                        263,271        408,287

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                     1,812,386      1,404,099
                                                         -----------    -----------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                         $ 2,075,657    $ 1,812,386
                                                         ===========    ===========



                 The accompanying notes to financial statements
                    are an integral part of these statements.

                                       6


                           GREAT NORTHERN GAS COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

Great Northern Gas Company, (the "Company") was reincorporated on September 15, 1989 as a Colorado corporation. The Company is an independent oil and gas company engaged in onshore crude oil and natural gas exploration, development and production in the continental United States.

Statements of Cash Flows
------------------------

Cash in excess of daily requirements is invested in money market accounts and commercial paper. Such investments with maturities of three months or less are deemed to be cash equivalents for purposes of the statements of cash flows. No cash was paid for interest during 1998 and 1997.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are many factors, including global events, that may influence the production, processing, marketing, and valuation of crude oil and natural gas. A reduction in the valuation of oil and gas properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

Concentration of Credit Risk
----------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. The Company places its cash with high quality financial institutions. At times during the year, the balance at any one financial institution may exceed FDIC limits.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts of the Company's financial instruments, namely cash and cash equivalents and short term investments held to maturity, approximate their fair values because of the short maturity of these instruments.

Property and Equipment
----------------------

The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with property acquisition, exploration and development activities, including costs of unsuccessful exploration, are capitalized within a cost center; subject to a cost ceiling limitation, which basically limits such costs to the present value of future net revenues after

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)


tax from proved reserves discounted at 10%. The Company's oil and gas properties are located within the continental United States, which constitutes one cost center. No gain or loss is recognized upon normal sale or abandonment of oil and gas properties unless the gain or loss significantly alters the relationship between capitalized costs and proved oil and gas reserves of the cost center.

Maintenance, repairs, renewals and minor replacements are charged to expense as incurred. Major additions and improvements are capitalized. When assets other than oil and gas properties are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and gains or losses are included in the statements of earnings.

Depreciation, Depletion and Amortization
----------------------------------------

Depreciation, depletion and amortization of oil and gas properties is computed on a units-of-production method based on proved oil and gas reserves. The provision for depreciation, depletion and amortization is calculated by applying the rate to net capitalized property costs plus estimated future development costs. The Company uses the straight-line method of depreciation for assets other than oil and gas properties.

Income Taxes
------------

The Company accounts for taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the measurement of deferred income tax assets for deductible temporary differences and operating loss carry forwards and deferred tax liabilities for taxable temporary differences. Measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets primarily result from net operating loss carry forwards and from the recognition of depreciation, depletion and amortization in different periods for financial reporting and tax purposes.

Earnings Per Share
------------------

Effective December 15, 1997, the Company has adopted the provisions of SFAS 128, "Earnings Per Share". SFAS 128 requires entities to present both Basic Earnings Per Share ("EPS") and Diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Potential dilution of securities exercisable into common stock were computed using the treasury stock method based on the average fair market value of the stock.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


                                                                Years ended December 31,
                                       ------------------------------------------------------------------------
                                                     1998                                    1997
                                       --------------------------------        --------------------------------
                                       Earnings     Shares    Per Share        Earnings    Shares     Per Share
                                       --------     ------    ---------        --------    ------     ---------
                                                       (in thousands, except per share amounts)
Basic EPS                              $      8      3,112     $      *         $  145      3,442      $   .04
Effect of diluted securities:
  Stock options outstanding                  --        170           --             --        428           --
                                       --------      -----     --------         ------      -----      -------
Diluted EPS                            $      8      3,282     $      *         $  145      3,870      $   .04
                                       ========      =====     ========         ======      =====      =======
*Less than $.01 per share



2. SALE OF OIL AND PROPERTIES

During 1998 the Company sold its Haybarn Area properties for $1,136,046. Because such sales represented approximately 25% of the Company's reserves fair value at the time, a gain of $477,332 was recorded. The Company also sold its East Plateau properties for $70,000.

During 1997 the Company sold its properties at South Douglas Creek for $700,000 and its White River Dome and Gasaway properties for $728,000. Because such sales represented approximately 50% of the Company's reserves at the time of sale, a gain of $351,760 was recorded. The proceeds from the South Douglas Creek sale were placed in a tax free exchange account and subsequently used to purchase the Long Beach Unit in California.

3. OIL AND GAS OPERATIONS

Capitalized   costs  and  related   accumulated   depreciation,   depletion  and
amortization pertaining to oil and gas properties at December 31, 1998 are set forth below:

   Capitalized costs:
     Evaluated                                                   $ 2,009,799
     Unevaluated                                                      44,766
   Less accumulated depreciation,
     depletion and amortization                                     (858,833)
                                                                 -----------
   Net capitalized costs                                         $ 1,195,732
                                                                 ===========

Costs incurred in oil and gas operations are as follows for the years ended December 31:

                                                          1998         1997
                                                       ----------   ----------
   Oil and gas property acquisitions:
      Proved                                           $     --     $  864,384
      Unproved                                              2,831       73,435
   Exploration                                             24,470       62,156
   Development                                             79,634      166,119
                                                       ----------   ----------
                                                       $  106,935   $1,166,094
                                                       ==========   ==========
        Average depletion expense per
          MCF of natural gas produced                  $      .50   $      .58
                                                       ==========   ==========

                          GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

3. OIL AND GAS OPERATIONS - (Continued)

The Company received 10 percent or more of its oil and gas revenues from the following customers for the years indicated.

                   Customer                 1998         1997
                   --------                 ----         ----

                      A                      --%          10%
                      B                      53%          29%
                      C                      --%          20%
                      D                      31%          19%


4. COMMON STOCK-SALES, RETIREMENTS AND STOCK OPTIONS

On February 24, 1994, in accordance with the terms of the registration statement filed with the Securities and Exchange Commission on April 9, 1993, the Company sold and issued 220,467 Units at a price of $4 per Unit for net proceeds of $786,000. The Units consist of 440,934 shares of Common Stock and 220,467 Class A Warrants. The Class A Warrants are detachable from the Units and may be separately transferred in the over-the-counter market immediately following issuance unless otherwise mutually determined by the Company and the Underwriter. Each Class A Warrant will entitle the holder thereof to purchase, at a price of $3.00, at any time within a period of five years from April 9, 1993, one share of Common Stock of the Company. The Class A Warrants shall be redeemable by the Company for a price of $.001 per Warrant upon ten (10) days written notice if the bid price of the Common Stock is at least 125% of the exercise price of the Warrants for at least ten (10) consecutive business days prior to the notice of redemption. The warrants expired in April, 1998. The Company also issued 5,000 shares of Common Stock for services associated with the issuance of the Units.

During 1998 and 1997 the Company repurchased 217,633 and 305,970 shares of Common Stock, respectively, which were retired.

On September 15, 1989 the Company's shareholders approved a stock option plan whereby up to 500,000 shares of the Company's Common Stock are reserved for issuance and may be granted to officers, directors and certain key employees at the discretion of the Board of Directors. The stock option price must be at least 100% of the fair market value at the date of grant unless the optionee owns more than 10% of the Company's Common Stock in which case the price must be 110% of fair market value. Options may be exercised at the date of grant unless the terms of the grant specify otherwise. Qualified options must be exercised within ten years unless the grantee owns more than 10% of the Company's Common Stock, in which case options must be exercised within five years.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

4. COMMON STOCK-SALES, RETIREMENTS AND STOCK OPTIONS - (Continued)

At December 31, 1989, options on 275,000 shares of Common Stock had been granted at a price of $.10 per share. During 1990, 50,000 of said options were exercised and an additional 225,000 options were granted to the Company's President and Vice President at a price of $.50 per share, which was the estimated market value at the date of grant. Said options could be exercised at any time over the period ending April 5, 1998. No options were exercised for the years ended December 31, 1998 and 1997 and they expired in 1998.

On July 11, 1994, the Company's shareholders approved a nonqualified stock option plan for key officers, employees and directors covering 500,000 shares of the Company's Common Stock. Options granted under the nonqualified plan to any one participant shall not exceed 200,000 shares. On October 4, 1994, 180,000 options were granted under this plan. Said options are exercisable at $1.00 per share, not less than six months nor more than ten years from the date of the grant. Options granted during 1994 were for restricted shares, which must be held for a minimum of two years. No options were granted or exercised in 1998 or 1997.

At December 31, 1997 and 1998 there were outstanding 630,000 options with a weighted average exercise price of $.50 and 180,000 options with a weighted average exercise price of $1.00, respectively.

5. OVERRIDING ROYALTY PLAN

On September 15, 1989 the Company's shareholders approved an overriding royalty plan whereby the Company's President can assign overriding royalty interests from the Company's prospects to an overriding royalty plan for the benefit of qualified employees. Distributions from the plan are determined on a year-to-year basis and made only to current employees. During 1998 and 1997, $47,080 and $77,200 was paid to plan participants.

6. INCOME TAXES

The Company's provision for income taxes at December 31, 1998 and 1997 includes deferred tax expense of approximately $8,967 and $19,994, respectively.

The difference between the provision for income taxes and the amount which would be determined by applying the statutory federal income tax rate to earnings before income taxes is analyzed below for the years ended December 31:

                                                             1998       1997
                                                           --------   --------
 Tax expense (benefit) by applying the statutory federal
   income tax rate to pretax accounting income             $  9,610   $ 65,885
 Increase (decrease) in tax from:
   State taxes                                                  824      5,647
   Other                                                      9,380    (28,178)
                                                           --------   --------

                                                           $ 19,814   $ 43,354
                                                           ========   ========

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

6. INCOME TAXES - (Continued)

The Company's net deferred tax liability at December 31, 1998 and 1997 primarily relates to book basis being in excess of tax basis. Long-term deferred assets and liabilities are comprised of the following at December 31:
                                                1998          1997
                                              ---------    ---------

          Book basis in excess of tax basis   $(266,918)   $(267,797)
          Loss carry forwards                    49,640       59,486
          Other                                  16,150       16,150
                                              ---------    ---------
               Net deferred tax liability     $(201,128)   $(192,161)
                                              =========    =========


The Company has approximately $16,000,000 of net operating loss carry forwards generated prior to December 31, 1987, that will fully expire in 2002. As the Company may only use approximately $26,000 annually due to an equity change that occurred in December, 1987, the carry forward tax asset above does not include any amounts in excess of this limitation.

7. COMMITMENTS AND CONTINGENCIES

General and administrative expenses include rent expense for office facilities and equipment of $26,072 and $24,291 for the years ended 1998 and 1997, respectively.

The Company entered into an office lease during 1994 which expires in August 1999. Minimum payments due in 1999 are $13,776.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

8. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Estimated Quantities of Natural Gas Reserves
--------------------------------------------

All of the Company's natural gas reserves are located in the United States. The Company's oil reserves at December 31, 1998 and 1997 are included herein assuming one barrel of oil equals six mcf of gas. The following reserve related information is based on estimates prepared by independent petroleum engineers. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors.

                                                         1998            1997
                                                      ----------      ---------
Proved natural gas reserves (MCF):
  Beginning of year                                    6,663,456      5,817,136
  Revisions of previous estimates                      1,184,112       (460,735)
  Purchases of reserves in place                            --        4,655,656
  Sale of reserves in place                           (4,655,656)    (2,872,493)
  Production                                            (426,797)      (476,108)
                                                      ----------     ----------
  End of year                                          2,765,115      6,663,456
                                                      ==========     ==========

Proved developed natural gas reserves (MCF):
  Beginning of year                                    1,029,799      2,631,000
                                                      ==========     ==========
  End of year                                          2,765,115      1,029,799
                                                      ==========     ==========



The Company believes that current working capital combined with standard industry joint ventures and future cash flows from operations, should be adequate to finance the drilling of the offset locations.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves
--------------------------------------------------------------------------------

The following is the standardized measure of discounted future net cash flows and changes therein relating to proved natural gas reserves. Future net cash flows were computed using year-end prices and costs that relate to existing proved natural gas reserves in which the Company has mineral interests.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

8. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves - (Continued)
--------------------------------------------------------------------------------

                                                     1998               1997
                                                 ------------      ------------
Future cash inflows                              $  4,159,000      $ 11,760,000
Future production and development costs            (1,979,000)       (6,316,000)
Future income tax expense                            (266,000)         (577,000)
                                                 ------------      ------------
Future net cash flows                               1,914,000         4,867,000
10% annual discount for estimated
  timing of cash flows                               (517,000)       (1,988,000)
                                                 ------------      ------------
Standardized measure of discounted
  future net cash flows                          $  1,397,000      $  2,879,000
                                                 ============      ============


The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31:

                                                     1998               1997
                                                  -----------       -----------
Changes:
  Sales of natural gas produced,
   net of production costs                        $  (331,000)      $  (633,000)
  Accretion of discount                               288,000           592,000
  Net changes in prices and
    production costs                               (1,721,000)       (3,318,000)
  Change in future development
    costs including costs incurred
    during the year                                   526,000            78,000
  Revisions of previous quantity
    estimates                                       1,316,000          (780,000)
  Purchases of reserves in place                         --           1,178,000
  Sales of reserves in place                       (1,178,000)       (3,076,000)
  Net change in income taxes                         (230,000)        1,293,000
  Other                                              (152,000)        1,624,000
                                                  -----------       -----------
    Net changes                                    (1,482,000)       (3,042,000)
Balance at beginning of year                        2,879,000         5,921,000
                                                  -----------       -----------
Balance at end of year                            $ 1,397,000       $ 2,879,000
                                                  ===========       ===========


The Company has not filed with or included in reports to any Federal authority or agency, other than the Securities and Exchange Commission, any estimates of proved natural gas reserves.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Great Northern Gas Company:

We have audited the balance sheet of Great Northern Gas Company as of December 31, 1999 and the related statements of earnings, stockholders' equity and cash flows for each of the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Gas Company as of December 31, 1999, and the results of its operations and its cash flows for each of the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.



                                              CAUSEY DEMGEN AND MOORE, INC.


Denver, Colorado
March 15, 2000

                           GREAT NORTHERN GAS COMPANY
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                     ASSETS
                                     ------

CURRENT ASSETS:
  Cash and cash equivalents                                        $  1,516,081
  Accounts receivable:
    Oil and gas sales                                                    43,836
    Joint interest billings                                               4,336
    Affiliate                                                             1,103
  Other                                                                   9,619
                                                                   ------------
         Total current assets                                         1,574,975
                                                                   ------------

PROPERTY AND EQUIPMENT, at cost:
  Oil and gas properties, accounted for using
    the full cost method                                              2,546,038
  Furniture, fixtures and automobile                                     35,433
                                                                   ------------
                                                                      2,581,471
  Less accumulated depreciation, depletion
    and amortization                                                  1,013,993
                                                                   ------------
         Net property and equipment                                   1,567,478
                                                                   ------------
                                                                   $  3,142,453
                                                                   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
  Accounts payable:
    Oil and gas sales                                              $    124,360
    Taxes Payable                                                        64,886
    Other                                                                 9,667
                                                                   ------------
         Total current liabilities                                      198,913
                                                                   ------------

DEFERRED INCOME TAXES                                                    84,978
                                                                   ------------


STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value; authorized
    50,000,000 shares, issued and
    outstanding 3,072,690                                                30,727
  Additional paid-in capital                                         38,674,814
  Accumulated deficit                                               (35,846,979)
                                                                   ------------
         Total stockholders' equity                                   2,858,562
                                                                   ------------

                                                                    $ 3,142,453
                                                                    ===========


                 The accompanying notes to financial statements
                   are an integral part of this balance sheet.

                           GREAT NORTHERN GAS COMPANY
                             STATEMENTS OF EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                        1999             1998
                                                    -----------      -----------

REVENUES:
  Oil and gas sales                                 $   402,879      $   806,434
  Gain on sale of properties and equipment                2,552          477,332
  Interest and other income                              91,537          156,081
                                                    -----------      -----------
                                                        496,968        1,439,847
                                                    -----------      -----------

COSTS AND EXPENSES:
  Lease operating                                       155,970          434,897
  Production taxes                                       19,957           40,447
  Depreciation, depletion and
    amortization                                        139,810          224,333
  General and administrative                            476,462          712,714
                                                    -----------      -----------
                                                        792,199        1,412,391
                                                    -----------      -----------

EARNINGS/LOSS BEFORE INCOME TAXES                      (295,231)          27,456
                                                    -----------      -----------

PROVISION FOR INCOME TAX EXPENSE(BENEFIT):
  Current                                                  --             10,847
  Deferred                                             (116,150)           8,967
                                                    -----------      -----------

                                                       (116,150)          19,814
                                                    -----------      -----------


NET  EARNINGS(LOSS)                                 $  (179,081)     $     7,642
                                                    ===========      ===========

BASIC EARNINGS(LOSS)  PER SHARE
 OF COMMON STOCK                                    $      (.06)     $      *
                                                    ===========      ===========

WEIGHTED AVERAGE SHARES OF
  COMMON STOCK OUTSTANDING                            3,075,360        3,112,419
                                                    ===========      ===========

* Less than $.01 per share




                 The accompanying notes to financial statements
                    are an integral part of these statements.




                                                   GREAT NORTHERN GAS COMPANY
                                               STATEMENTS OF STOCKHOLDERS' EQUITY
                                          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                              Additional
                                           Common Stock                        Paid in               Accumulated
                                   Shares                Amount                Capital                 Deficit
                                   ------                ------                -------                 -------
BALANCE AT
  DECEMBER 31, 1997               3,297,343           $     32,975           $ 39,004,013           $(35,675,540)

Shares acquired
   for retirement                  (217,633)                (2,178)              (323,989)                  --
Net earnings                           --                     --                     --                    7,642
                               ------------           ------------           ------------           ------------

BALANCE AT
  DECEMBER 31, 1998               3,079,710                 30,797             38,680,024            (35,667,898)

Shares acquired
   for retirement                    (7,020)                   (70)                (5,210)                  --
Net earnings                           --                     --                     --                 (179,081)
                               ------------           ------------           ------------           ------------

BALANCE AT
  DECEMBER 31, 1999               3,072,690           $     30,727           $ 38,674,814           $(35,846,979)
                               ============           ============           ============           ============



                                      The accompanying notes to financial statements
                                          are an integral part of these statements.

                                                            18


                                               GREAT NORTHERN GAS COMPANY
                                                STATEMENTS OF CASH FLOWS
                                     FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                      1999                     1998
                                                                   -----------              -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings(loss)                                               $  (179,081)             $     7,642
  Adjustments to reconcile net earnings(loss)
  to net cash used in operating activities:
         Gain on sale of property and equipment                         (2,552)                (477,332)
         Depreciation, depletion and amortization                      139,810                  224,333
         Deferred income tax expense                                  (116,150)                   8,967
         Decrease in accounts receivable                               (30,071)                  43,285
         Decrease in current liabilities                               (44,025)                (116,558)
                                                                   -----------              -----------
   Net cash used in operating activities                              (232,069)                (309,663)
                                                                   -----------              -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                         143,391                1,006,036
  Additions to property and equipment                                 (465,618)                (106,935)
                                                                   -----------              -----------
  Net cash provided by (used in) investing activities                 (322,227)                 899,101
                                                                   -----------              -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repurchase of Common Stock                                            (5,280)                (326,167)
                                                                   -----------              -----------

INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS                       (559,576)                 263,271
                                                                   -----------              -----------

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                               2,075,657                1,812,386
                                                                   -----------              -----------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                   $ 1,516,081              $ 2,075,657
                                                                   ===========              ===========


                                 The accompanying notes to financial statements
                                    are an integral part of these statements.

                                                     19


                           GREAT NORTHERN GAS COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

Great Northern Gas Company, (the "Company") was reincorporated on September 15, 1989 as a Colorado corporation. The Company is an independent oil and gas company engaged in onshore crude oil and natural gas exploration, development and production in the continental United States.

Statements of Cash Flows
------------------------

Cash in excess of daily requirements is invested in money market accounts and commercial paper. Such investments with maturities of three months or less are deemed to be cash equivalents for purposes of the statements of cash flows. No cash was paid for interest during 1999 and 1998.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are many factors, including global events, that may influence the production, processing, marketing, and valuation of crude oil and natural gas. A reduction in the valuation of oil and gas properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

Concentration of Credit Risk
----------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. The Company places its cash with high quality financial institutions. At times during the year, the balance at any one financial institution may exceed FDIC limits.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts of the Company?s financial instruments, namely cash and cash equivalents and short term investments held to maturity, approximate their fair values because of the short maturity of these instruments.

Property and Equipment
----------------------

The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with property acquisition, exploration and development activities, including costs of unsuccessful exploration, are capitalized within a cost center; subject to a cost ceiling limitation, which

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

basically limits such costs to the present value of future net revenues after tax from proved reserves discounted at 10%. The Company's oil and gas properties are located within the continental United States, which constitutes one cost center. No gain or loss is recognized upon normal sale or abandonment of oil and gas properties unless the gain or loss significantly alters the relationship between capitalized costs and proved oil and gas reserves of the cost center.

Maintenance, repairs, renewals and minor replacements are charged to expense as incurred. Major additions and improvements are capitalized. When assets other than oil and gas properties are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and gains or losses are included in the statements of earnings.

Depreciation, Depletion and Amortization
----------------------------------------

Depreciation, depletion and amortization of oil and gas properties is computed on a units-of-production method based on proved oil and gas reserves. The provision for depreciation, depletion and amortization is calculated by applying the rate to net capitalized property costs plus estimated future development costs. The Company uses the straight-line method of depreciation for assets other than oil and gas properties.

Income Taxes
------------

The Company accounts for taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the measurement of deferred income tax assets for deductible temporary differences and operating loss carry forwards and deferred tax liabilities for taxable temporary differences. Measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets primarily result from net operating loss carry forwards and from the recognition of depreciation, depletion and amortization in different periods for financial reporting and tax purposes.

Earnings Per Share
------------------

The Company has adopted the provisions of SFAS 128, "Earnings Per Share". SFAS 128 requires entities to present both Basic Earnings Per Share ("EPS") and Diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Potential dilution of securities exercisable into common stock were computed using the treasury stock method based on the average fair market value of the stock. In 1999 Diluted EPS was not presented as the calculation is anti-dilutive. In 1998, the effect on Basic EPS is immaterial.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


2.  SALE OF OIL AND PROPERTIES

During 1998 the Company sold its Haybarn Area properties for $1,136,046. Because such sales represented approximately 25% of the Company's reserves fair value at the time, a gain of $477,332 was recorded. The Company also sold its East Plateau properties for $70,000.


3.  OIL AND GAS OPERATIONS

Capitalized costs and related accumulated depreciation, depletion and amortization pertaining to oil and gas properties at December 31, 1999 are set forth below:

    Capitalized costs:
      Evaluated                                           $ 2,320,629
      Unevaluated                                             225,409
    Less accumulated depreciation,
      depletion and amortization                             (989,723)
                                                          -----------
    Net capitalized costs                                 $ 1,556,315
                                                          ===========

Costs incurred in oil and gas operations are as follows for the years ended December 31:


                                                        1999            1998
                                                     ----------     -----------
    Oil and gas property acquisitions:
       Proved                                        $  205,601     $       --
       Unproved                                         187,157           2,831
    Exploration                                          26,776          24,470
    Development                                          46,084          79,634
                                                     ----------     -----------
                                                     $  465,618     $   106,935
                                                     ==========     ===========
         Average depletion expense per
           MCF of natural gas produced               $      .78     $       .50
                                                     ==========     ===========

The Company received 10 percent or more of its oil and gas revenues from the following customers for the years indicated.

                   Customer                1999             1998
                   --------                ----             ----

                      A                     46%              53%
                      B                     --%              31%
                      C                     35%              N/A

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

4.  COMMON STOCK-SALES, RETIREMENTS AND STOCK OPTIONS

During 1999 and 1998 the Company repurchased 7,020 and 217,633 shares of Common Stock, respectively, which were retired.

On September 15, 1989 the Company's shareholders approved a stock option plan whereby up to 500,000 shares of the Company's Common Stock are reserved for issuance and may be granted to officers, directors and certain key employees at the discretion of the Board of Directors. The stock option price must be at least 100% of the fair market value at the date of grant unless the optionee owns more than 10% of the Company's Common Stock in which case the price must be 110% of fair market value. Options may be exercised at the date of grant unless the terms of the grant specify otherwise. Qualified options must be exercised within ten years unless the grantee owns more than 10% of the Company's Common Stock, in which case options must be exercised within five years.

On July 11, 1994, the Company's shareholders approved a nonqualified stock option plan for key officers, employees and directors covering 500,000 shares of the Company's Common Stock. Options granted under the nonqualified plan to any one participant shall not exceed 200,000 shares. On October 4, 1994, 180,000 options were granted under this plan. Said options are exercisable at $1.00 per share, not less than six months nor more than ten years from the date of the grant. Options granted during 1994 were for restricted shares, which must be held for a minimum of two years. No options were granted or exercised in 1999 or 1998.

At December 31, 1998 and 1999 there were outstanding 180,000 options with a weighted average exercise price of $1.00.

5.  OVERRIDING ROYALTY PLAN

On September 15, 1989, the Company's shareholders approved an overriding royalty plan whereby the Company's President can assign overriding royalty interests from the Company's prospects to an overriding royalty plan for the benefit of qualified employees. Distributions from the plan are determined on a year-to-year basis and made only to current employees. During 1999 and 1998, $11,849 and $47,080 was paid to plan participants (See Note 8).

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

6.  INCOME TAXES

The Company's provision for income taxes at December 31, 1999 and 1998 includes deferred tax expense of approximately $116,150 and $8,967, respectively.

The difference between the provision for income taxes and the amount which would be determined by applying the statutory federal income tax rate to earnings before income taxes is analyzed below for the years ended December 31:

                                                                        1999               1998
                                                                    -----------        ------------
    Tax expense (benefit) by applying the statutory federal
      income tax rate to pretax accounting income                    $ (100,379)       $      9,610
    Increase (decrease) in tax from:
      State taxes                                                       (11,809)                824
      Other                                                              (3,962)              9,380
                                                                     ----------        ------------

                                                                     $ (116,150)       $     19,814
                                                                     ==========        ============

The Company's net deferred tax liability at December 31, 1999 and 1998 primarily relates to book basis being in excess of tax basis. Long-term deferred assets and liabilities are comprised of the following at December 31:

                                                                   1999              1998
                                                                ----------         ----------

      Book basis in excess of tax basis                         $ (256,435)        $ (266,918)
      Loss carry forwards                                          155,041             49,640
      Other                                                         16,416             16,150
                                                                ----------         ----------
           Net deferred tax liability                           $  (84,978)        $ (201,128)
                                                                ==========         ==========


The Company has approximately $16,000,000 of net operating loss carry forwards generated prior to December 31, 1987, that will fully expire in 2002. As the Company may only use approximately $26,000 annually due to an equity change that occurred in December, 1987, the carry forward tax asset above does not include any amounts in excess of this limitation.


7.    COMMITMENTS

The company leases office space under a lease agreement which expires August 31, 2002. Future minimum lease payments on the office lease amount to the following at December 13, 1999:

                               2000           $26,896
                               2001           $27,880
                               2002           $19,024

General and administrative expenses include rent expense for office facilities and equipment of $28,734 and $26,072 for the years ended 1999 and 1998, respectively.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


8.  RELATED PARTY TRANSACTIONS

The Company's interest in the Long Beach Unit had been acquired in 1997 and held for the benefit of the officers of the Company in the overriding royalty plan. The Officers had previously transferred their overriding royalty interests in various other properties to the Company to facilitate the sale of said properties in exchange for the Long Beach Unit. The Long Beach interest was assigned to the officers mentioned as of January 1, 1999.

During 1999 the Company loaned an Officer $400,000 which was subsequently repaid within 1999.

9.  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
     (UNAUDITED)

Estimated Quantities of Natural Gas Reserves
--------------------------------------------

All of the Company's natural gas reserves are located in the United States. The Company's oil reserves at December 31, 1999 and 1998 are included herein assuming one barrel of oil equals six mcf of gas. The following reserve related information is based on estimates prepared by independent petroleum engineers, and excludes certain Kansas proved developed properties purchased in 1999 for $228,000, for which reserve information was not available. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors.

                                                    1999             1998
                                                 ---------         ---------
Proved natural gas reserves (MCF):
  Beginning of year                              2,765,115         6,663,456
  Revisions of previous estimates                  (93,393)        1,184,112
  Sale of reserves in place                            --         (4,655,656)
  Production                                      (167,054)         (426,797)
                                                 ----------       ----------
  End of year                                     2,504,668         2,765,115
                                                 ==========       ===========

Proved developed natural gas reserves (MCF):
  Beginning of year                               2,765,115         1,029,799
                                                 ==========       ===========
  End of year                                       344,401         2,765,115
                                                 ==========       ===========

The Company believes that current working capital combined with standard industry joint ventures and future cash flows from operations, should be adequate to finance the drilling of the offset locations.

                           GREAT NORTHERN GAS COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

9. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Continued)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves
--------------------------------------------------------------------------------

The following is the standardized measure of discounted future net cash flows and changes therein relating to proved natural gas reserves. Future net cash flows were computed using year-end prices and costs that relate to existing proved natural gas reserves in which the Company has mineral interests.

                                                 1999               1998
                                               -----------         -----------
Future cash inflows                            $ 4,135,000         $ 4,159,000
Future production and development costs         (1,938,000)         (1,979,000)
Future income tax expense                            _--              (266,000)
                                               -----------         -----------
Future net cash flows                            2,197,000           1,914,000
10% annual discount for estimated
  timing of cash flows                            (654,000)           (517,000)
                                               -----------         -----------
Standardized measure of discounted
  future net cash flows                        $  1,543,000        $ 1,397,000
                                               ============        ===========

The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31:

                                                     1999              1998
                                                  -----------       -----------
Changes:
  Sales of natural gas produced,
   net of production costs                        $  (227,000)      $  (331,000)
  Accretion of discount                               140,000           288,000
  Net changes in prices and
    production costs                                  189,000        (1,721,000)
  Change in future development
    costs including costs incurred
    during the year                                      --             526,000
  Revisions of previous quantity
    Estimates                                        (108,000)        1,316,000
  Sales of reserves in place                             --          (1,178,000)
  Net change in income taxes                          197,000          (230,000)
  Other                                               (45,000)         (152,000)
                                                  -----------       -----------
    Net changes                                       146,000        (1,482,000)
Balance at beginning of year                        1,397,000         2,879,000
                                                  -----------       -----------
Balance at end of year                            $ 1,543,000       $ 1,397,000
                                                  ===========       ===========

The Company has not filed with or included in reports to any Federal authority or agency, other than the Securities and Exchange Commission, any estimates of proved natural gas reserves.

                    Financial Statements at December 31, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To Great Northern Gas Company:

We have compiled the accompanying balance sheet of Great Northern Gas Company as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the year then ended in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants.

An independent petroleum engineer reserve study for the year ended December 31, 2000 has not been prepared. Estimated quantities of natural gas reserves and standardized measure have been estimated by progressing the independent reserve study completed for December 31, 1999.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, we do not express an opinion on them.

The financial statements for the year ended December 31, 1999 were audited by Causey, Demgen and Moore, Inc. and they expressed an unqualified opinion on them in their report dated March 15, 2000 but they have not performed any auditing procedures since that date.


Quinn & Associates, P.C.
May 5, 2001

                           GREAT NORTHERN GAS COMPANY
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2000

                                     ASSETS
                                     ------

CURRENT ASSETS:
  Cash and cash equivalents                                        $  2,494,130
  Trading securities                                                    330,121
  Accounts receivable:
    Oil and gas sales                                                    51,279
    Joint interest billings                                              75,719
    Note receivable                                                     223,785
  Other                                                                   9,619
                                                                   ------------
         Total current assets                                         3,184,653
                                                                   ------------

PROPERTY AND EQUIPMENT, at cost:
  Oil and gas properties, accounted for using
    the full cost method                                                380,376
  Furniture, fixtures and automobile                                     35,433
                                                                   ------------

                                                                        415,809
  Less accumulated depreciation, depletion
    and amortization                                                    109,112
                                                                   ------------
         Net property and equipment                                     306,697
                                                                   ------------
                                                                   $  3,491,350
                                                                   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
  Accounts payable:
    Oil and gas sales                                              $    126,825
    Taxes payable                                                        12,070
    Other                                                                21,294
                                                                   ------------
         Total current liabilities                                      160,189
                                                                   ------------

DEFERRED INCOME TAXES                                                   362,966
                                                                   ------------


STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value; authorized
    50,000,000 shares, issued and outstanding 2,801,195                  28,012
  Additional paid-in capital                                         38,336,822
  Accumulated deficit                                               (35,396,639)
                                                                   ------------
         Total stockholders' equity                                   2,968,195
                                                                   ------------

                                                                   $  3,491,350
                                                                   ============

The accompanying notes to financial statements are an integral part of this balance sheet.

                           GREAT NORTHERN GAS COMPANY
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                        2000            1999
                                                    -----------     -----------

REVENUES:
  Oil and gas sales                                 $   540,822     $   402,879
  Gain on sale of properties and equipment            1,115,378           2,552
  Interest and other income                              83,611          91,537
                                                    -----------     -----------
                                                      1,739,811         496,968
                                                    -----------     -----------

COSTS AND EXPENSES:
  Lease operating                                       252,399         155,970
  Production taxes                                       17,025          19,957
  Depreciation, depletion and
    amortization                                         97,046         139,810
  General and administrative                            645,013         476,462
                                                    -----------     -----------
                                                      1,011,483         792,199
                                                    -----------     -----------

EARNINGS(LOSS) BEFORE INCOME TAXES                      728,328        (295,231)

PROVISION FOR INCOME TAX EXPENSE(BENEFIT):
  Deferred                                              277,988        (116,150)
                                                    -----------     -----------

NET  EARNINGS(LOSS)                                 $   450,340     $  (179,081)
                                                    ===========     ===========

BASIC EARNINGS(LOSS)  PER SHARE
 OF COMMON STOCK                                    $       .15     $      (.06)
                                                    ===========     ===========
WEIGHTED AVERAGE SHARES OF
  COMMON STOCK OUTSTANDING                            2,994,928       3,075,360
                                                    ===========     ===========







The accompanying notes to financial statements are an integral part of these statements.


                                             GREAT NORTHERN GAS COMPANY
                                         STATEMENTS OF STOCKHOLDERS' EQUITY
                                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                               Additional
                                Common Stock                                     Paid in             Accumulated
                                   Shares                 Amount                 Capital                Deficit
                                ------------           ------------           ------------           ------------
BALANCE AT
  DECEMBER 31, 1998                3,079,710           $     30,797           $ 38,680,024           $(35,667,898)

Shares acquired
   for retirement                     (7,020)                   (70)                (5,210)                  --
Net earnings                            --                     --                     --                 (179,081)
                                ------------           ------------           ------------           ------------

BALANCE AT
  DECEMBER 31, 1999                3,072,690                 30,727             38,674,814            (35,846,979)

Shares acquired
   for retirement                   (271,495)                (2,715)              (337,992)                  --
Net earnings                            --                     --                     --                  450,340
                                ------------           ------------           ------------           ------------

BALANCE AT
  DECEMBER 31, 2000                2,801,195           $     28,012           $ 38,336,822           $(35,396,639)
                                ============           ============           ============           ============




The accompanying notes to financial statements are an integral part of these statements.

                                                                 4





                                       GREAT NORTHERN GAS COMPANY
                                        STATEMENTS OF CASH FLOWS
                              FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                        2000                     1999
                                                                    -----------              -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings(loss)                                                $   450,340              $  (179,081)
  Adjustments to reconcile net earnings(loss)
  to net cash used in operating activities:
      Gain on sale of property and equipment                         (1,115,378)                  (2,552)
      Depreciation, depletion and amortization                           97,046                  139,810
      Changes in operating assets and liabilities:
         Purchase of trading securities                                (330,121)                    --
         Increase in accounts receivable                                (77,723)                 (30,071)
         Increase(decrease) in current liabilities                       26,811                  (44,025)
         Deferred income tax expense(benefit)                           277,988                 (116,150)
                                                                    -----------              -----------
   Net cash used in operating activities                               (671,037)                (232,069)
                                                                    -----------              -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                        2,081,244                  143,391
  Additions to property and equipment                                   (91,451)                (465,618)
                                                                    -----------              -----------
    Net cash provided by (used in) investing activities               1,989,793                 (322,227)
                                                                    -----------              -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repurchase of Common Stock                                           (340,707)                  (5,280)
                                                                    -----------              -----------
    Net cash used in financing activities                              (340,707)                  (5,280)
                                                                    -----------              -----------

INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS                         978,049                 (559,576)
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                                1,516,081                2,075,657
                                                                    -----------              -----------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                    $ 2,494,130              $ 1,516,081
                                                                    ===========              ===========


SUPPLEMENTAL NON-CASH DISCLOSURE:

As partial consideration for the sale of the Wyoming property the Company received a $223,785 note receivable.






           The accompanying notes to financial statements are an integral part of these statements.

                                                   5


                           GREAT NORTHERN GAS COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

Great Northern Gas Company, (the "Company") was reincorporated on September 15, 1989 as a Colorado corporation. The Company is an independent oil and gas company engaged in onshore crude oil and natural gas exploration, development and production in the continental United States.

Statements of Cash Flows
------------------------

Cash in excess of daily requirements is invested in money market accounts and commercial paper. Such investments with maturities of three months or less are deemed to be cash equivalents for purposes of the statements of cash flows. No cash was paid for interest during 2000 and 1999.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are many factors, including global events, that may influence the production, processing, marketing, and valuation of crude oil and natural gas. A reduction in the valuation of oil and gas properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

Concentration of Credit Risk
----------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. The Company places its cash with high quality financial institutions. At times during the year, the balance at any one financial institution may exceed FDIC limits.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts of the Company's financial instruments, namely cash and cash equivalents and short term investments held to maturity, approximate their fair values because of the short maturity of these instruments.

Property and Equipment
----------------------

The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with property acquisition, exploration and development activities, including costs of unsuccessful exploration, are capitalized within a cost center; subject to a cost ceiling limitation, which basically limits such costs to the present value of future net revenues after tax from proved reserves discounted at 10%. The Company's oil and gas properties are located within the continental United States, which constitutes one cost center. No gain or loss is recognized upon normal sale or abandonment of oil and gas properties unless the gain or loss significantly alters the relationship between capitalized costs and proved oil and gas reserves of the cost center.

GREAT NORTHERN GAS COMPANY
NOTES TO FINANCIAL STATEMENTS - (Continued)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)


Property and Equipment (Continued)
----------------------------------

Maintenance, repairs, renewals and minor replacements are charged to expense as incurred. Major additions and improvements are capitalized. When assets other than oil and gas properties are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and gains or losses are included in the statements of earnings.

Depreciation, Depletion and Amortization
----------------------------------------

Depreciation, depletion and amortization of oil and gas properties is computed on a units-of-production method based on proved oil and gas reserves. The provision for depreciation, depletion and amortization is calculated by applying the rate to net capitalized property costs plus estimated future development costs. The Company uses the straight-line method of depreciation for assets other than oil and gas properties.

Income Taxes
------------

The Company accounts for taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the measurement of deferred income tax assets for deductible temporary differences and operating loss carry forwards and deferred tax liabilities for taxable temporary differences. Measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets primarily result from net operating loss carry forwards and from the recognition of depreciation, depletion and amortization in different periods for financial reporting and tax purposes.

Earnings Per Share
------------------

The Company has adopted the provisions of SFAS 128, Earnings Per Share. SFAS 128 requires entities to present both Basic Earnings Per Share ("EPS") and Diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Potential dilution of securities exercisable into common stock were computed using the treasury stock method based on the average fair market value of the stock. In 1999 Diluted EPS was not presented as the calculation is anti-dilutive.

GREAT NORTHERN GAS COMPANY
NOTES TO FINANCIAL STATEMENTS - (Continued)


2. SALE OF OIL AND GAS PROPERTIES

During 2000, the Company sold an option to purchase leases in the Fletcher Gulch prospect for $789,062, producing a net gain of $517,237. The Company also sold the Prettywater and Whitewater prospects for a total of $1,528,785. Of that amount, $1,305,000 is being held in IRC Section 1031 escrow account to be used in a tax deferred asset exchange, and $223,785 is outstanding as a note receivable. A net gain of $598,141 was recognized on the sale of such properties.


3. OIL AND GAS OPERATIONS

Capitalized costs and related accumulated depreciation, depletion and amortization pertaining to oil and gas properties at December 31, 2000 are set forth below:

    Capitalized costs:
      Evaluated                                             $   354,774
      Unevaluated                                                25,602
    Less accumulated depreciation,
      depletion and amortization                                (82,754)
                                                            -----------
    Net capitalized costs                                   $   297,622
                                                            ===========

Costs incurred in oil and gas operations are as follows for the years ended December 31:

                                                  2000                1999
                                              -----------          -----------
    Oil and gas property acquisitions:
       Proved                                 $     --             $   205,601
       Unproved                                    10,443              187,157
    Exploration                                    33,008               26,776
    Development                                    48,000               46,084
                                              -----------          -----------
                                              $    91,451          $   465,618
                                              ===========          ===========
         Average depletion expense per
           MCF of natural gas produced        $       .76          $       .78
                                              ===========          ===========

The Company received 10 percent or more of its oil and gas revenues from the following customers for the years indicated.

                   Customer                           2000             1999
                   --------                           ----             ----

                    A                                  38%              46%
                    C                                  58%              35%

GREAT NORTHERN GAS COMPANY
NOTES TO FINANCIAL STATEMENTS - (Continued)


4. COMMON STOCK-SALES, RETIREMENTS AND STOCK OPTIONS

During 2000 and 1999, the Company repurchased 271,495 and 7,020 shares of Common Stock, respectively, which were retired.

On September 15, 1989, the Company's shareholders approved a stock option plan whereby up to 500,000 shares of the Company's Common Stock are reserved for issuance and may be granted to officers, directors and certain key employees at the discretion of the Board of Directors. The stock option price must be at least 100% of the fair market value at the date of grant unless the optionee owns more than 10% of the Company's Common Stock in which case the price must be 110% of fair market value. Options may be exercised at the date of grant unless the terms of the grant specify otherwise. Qualified options must be exercised within ten years unless the grantee owns more than 10% of the Company's Common Stock, in which case options must be exercised within five years.

On July 11, 1994, the Company's shareholders approved a nonqualified stock option plan for key officers, employees and directors covering 500,000 shares of the Company's Common Stock. Options granted under the nonqualified plan to any one participant shall not exceed 200,000 shares. On October 4, 1994, 180,000 options were granted under this plan. Said options are exercisable at $1.00 per share, not less than six months nor more than ten years from the date of the grant. Options granted during 1994 were for restricted shares, which must be held for a minimum of two years. No options were granted or exercised in 2000 or 1999.

At December 31, 2000 and 1999 there were outstanding 180,000 options with a weighted average exercise price of $1.00.

5. OVERRIDING ROYALTY PLAN

On September 15, 1989, the Company's shareholders approved an overriding royalty plan whereby the Company's President can assign overriding royalty interests from the Company's prospects to an overriding royalty plan for the benefit of qualified employees. Distributions from the plan are determined on a year-to-year basis and made only to current employees. During 2000 and 1999, $12,618 and $11,849 were paid to plan participants.

GREAT NORTHERN GAS COMPANY
NOTES TO FINANCIAL STATEMENTS - (Continued)


6. INCOME TAXES

The Company's provision for income taxes at December 31, 2000 includes deferred tax expense of approximately $277,988 and in 1999 a tax benefit of $116,150 .

The difference between the provision for income taxes and the amount which would be determined by applying the statutory federal income tax rate to earnings before income taxes is analyzed below for the years ended December 31:

                                                        2000              1999
                                                     ---------        ---------
Tax expense (benefit) by applying
  the statutory federal income tax
  rate to pretax accounting income                   $ 247,632        $(100,379)
Increase (decrease) in tax from:
  State taxes                                           29,133          (11,809)
  Other                                                  1,223           (3,962)
                                                     ---------        ---------

                                                     $ 277,988        $(116,150)
                                                     =========        =========


The Company's net deferred tax liability at December 31, 2000 and 1999 primarily relates to book basis being in excess of tax basis. Long-term deferred assets and liabilities are comprised of the following at December 31:

                                                        2000            1999
                                                     ---------        ---------

Book basis in excess of tax basis                    $(499,761)       $(256,435)
Loss carry forwards                                    120,645          155,041
Other                                                   16,150           16,416
                                                     ---------        ---------
     Net deferred tax liability                      $(362,966)       $ (84,978)
                                                     =========        =========


The Company has approximately $16,000,000 of net operating loss carry forwards generated prior to December 31, 1987, that will fully expire in 2002. As the Company may only use approximately $26,000 annually due to an equity change that occurred in December, 1987, the carry forward tax asset above does not include any amounts in excess of this limitation.


7. COMMITMENTS

The company leases office space under a lease agreement which expires August 31, 2002. Future minimum lease payments on the office lease amount to the following at December 31, 2000:

                         2001         $ 27,880
                         2002         $ 19,024

General and administrative expenses include rent expense for office facilities and equipment of $27,680 and $28,734 for the years ended 2000 and 1999, respectively.

GREAT NORTHERN GAS COMPANY
NOTES TO FINANCIAL STATEMENTS - (Continued)


8. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
   (UNAUDITED)

Estimated Quantities of Natural Gas Reserves
--------------------------------------------

All of the Company's natural gas reserves are located in the United States. The Company's oil reserves at December 31, 2000 and 1999 are included herein assuming one barrel of oil equals six mcf of gas. The following reserve related information is based on estimates prepared by independent petroleum engineers for December 31, 1999, and excludes certain Kansas proved developed properties purchased in 1999 for $228,000. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors.

                                                         2000           1999
                                                      ----------      ---------
Proved natural gas reserves (MCF):
  Beginning of year                                    2,504,668      2,765,115
  Revisions of previous estimates                           --          (93,393)
  Sale of reserves in place                           (2,160,267)          --
  Production                                            (127,615)      (167,054)
                                                      ----------     ----------
  End of year                                            216,786      2,504,668
                                                      ==========     ==========

Proved developed natural gas reserves (MCF):
  Beginning of year                                      344,401      2,765,115
                                                      ==========     ==========
  End of year                                            216,786        344,401
                                                      ==========     ==========



Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves
--------------------------------------------------------------------------------

The following is the standardized measure of discounted future net cash flows and changes therein relating to proved natural gas reserves. Future net cash flows were computed using year-end prices and costs that relate to existing proved natural gas reserves in which the Company has mineral interests.

                                                      2000             1999
                                                   -----------      -----------

Future cash inflows                                $ 1,192,000      $ 4,135,000
Future production and development costs               (207,000)      (1,938,000)
Future income tax expense                             (114,000)            --
                                                   -----------      -----------
Future net cash flows                                  871,000        2,197,000
10% annual discount for estimated
  timing of cash flows                                (305,000)        (654,000)
                                                   -----------      -----------
Standardized measure of discounted
  future net cash flows                            $   566,000      $ 1,543,000
                                                   ===========      ===========

GREAT NORTHERN GAS COMPANY
NOTES TO FINANCIAL STATEMENTS - (Continued)


8.   SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
     (UNAUDITED)(Continued)

The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31:

                                                      2000             1999
                                                  -----------       -----------
Changes:
  Sales of natural gas produced,
   net of production costs                        $  (271,000)      $  (227,000)
  Accretion of discount                               150,000           140,000
  Net changes in prices and
   production costs                                   473,000           189,000
  Change in future development
   costs including costs incurred
   during the year                                       --                --
  Revisions of previous quantity
    Estimates                                            --            (108,000)
  Sales of reserves in place                       (1,121,000)             --
  Net change in income taxes                         (114,000)          197,000
  Other                                               (94,000)          (45,000)
                                                  -----------       -----------
    Net changes                                      (977,000)          146,000
Balance at beginning of year                        1,543,000         1,397,000
                                                  -----------       -----------
Balance at end of year                            $   566,000       $ 1,543,000
                                                  ===========       ===========

                                   Item 16(c)
      Appraisal of Saltzman Hamma Nelson Massaro, LLP, dated March 12, 2001

[Saltzman Hamma Nelson Massaro, LLP consents to the inclusion of the Appraisal as an exhibit to this Transaction Statement.]



March 12, 2001



Board of Directors and Shareholders
of Great Northern Gas Company
Denver, Colorado


RE: DETERMINATION OF THE FAIR MARKET VALUE OF ONE NON-CONTROLLING VOTING COMMON STOCK SHARE IN GREAT NORTHERN GAS COMPANY AS OF DECEMBER 31, 2000


Dear Board of Directors and Shareholders:

At the request of Mr. Thomas L. DiGrappa, President and Chief Operating Officer of Great Northern Gas Company, we have prepared and enclose herewith, our valuation report of one non-controlling voting common stock share in Great Northern Gas Company (the "Company") dated March 12, 2001. The purpose of our valuation report is to render an opinion as to the fair market value of one non-controlling voting common stock share in Great Northern Gas Company as of December 31, 2000.

The standard of value utilized in this report is "fair market value" and is defined under Treasury Regulation 20.2031-1(b) of the Estate Tax Regulations, Treasury Regulation 25.25812-1 of the Gift Tax Regulations and Revenue Ruling 59-60, 1959-1 C.B. 237 as follows:

     "The price at which the property would change hands between a willing buyer and willing seller, neither being under any compulsion to buy or sell, and both parties having reasonable knowledge of relevant facts and the ability to buy and sell. Courts decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property."

Although the Company's common stock shares are traded publicly, the Company's common stock has experienced minimal trading activity for the five years prior to the date of this valuation. Therefore, the fair market value of the Company's stock may not be reflected in its trading value.

Our report is based on historical and prospective financial information provided to us by management. Had we audited or reviewed the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report. Users of this valuation report should be aware that valuations are primarily based on future earnings potential that may or may not materialize. Therefore, the actual results achieved during the projection period may vary from the projections used in this valuation, and the variations may be material. Accordingly, this report and the information herein is for those whom are informed about valuations, the related industry, the Company and the inherent risks. Additionally, this valuation report is based on facts, which were considered known and foreseeable as of December 31, 2000.

Based on the assumptions, limited conditions, and analytical procedures described in the attached report as well as the facts and circumstances as of the valuation date, we conclude that the fair market value of one non-controlling voting common stock share in Great Northern Gas Company as of December 31, 2000, is $1.50.

In arriving at our conclusion, neither Saltzman Hamma Nelson Massaro LLP nor any of its partners or employees, has any present or contemplated financial interest in Great Northern Gas Company or related entities and we are not associated with any of the principals in any other venture. Our fee, for this valuation, is based upon our normal hourly billing rates, and are in no way contingent upon the results of our findings. We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

This report has been prepared for the specific purpose of valuing one non-controlling voting common stock share in Great Northern Gas Company as of December 31, 2000, which value may be utilized by the majority shareholders and officers of the Company in acquiring the minority shareholders ownership interest in the Company. This report is not to be copied or made available to any persons without the express written consent of Saltzman Hamma Nelson Massaro LLP.

Our valuation and this report have been prepared in conformity with The Code of Professional Conduct of the American Institute of Certified Public Accountants, the National Association of Certified Valuation Analysts, and the Uniform Standards of Professional Appraisal Standards. We have considered various valuation approaches, including asset-based approaches, income-based approaches, and market-based approaches. The value estimates that resulted for each approach have been compared and a final value conclusion has been determined therefrom.



Sincerely,

Saltzman Hamma Nelson Massaro LLP


/s/ Scott R. Saltzman
---------------------
Scott R. Saltzman,
CPA, CVA, ASA, DABFA

SRS:st


Enclosure as stated.

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page

INTRODUCTION...................................................................1

VALUATION METHODOLOGY..........................................................5

COMPANY BACKGROUND AND OPERATIONS.............................................12

NATIONAL ECONOMIC REVIEW......................................................17

INDUSTRY REVIEW...............................................................21

METHODS OF VALUATION..........................................................30

VALUATION ADJUSTMENT ANALYSIS.................................................35

VALUATION ANALYSIS............................................................48

CONCLUSION OF VALUE...........................................................53

CERTIFICATION STATEMENT.......................................................54

                                VALUATION SUMMARY
                                -----------------

Report Summarized                       The appraisal report summarized contains
                                        53 pages plus 11 Exhibits and was issued on March 12, 2001. This report is subject to the Statement of Assumptions and Limiting Conditions as reported herein.

Date of Valuation                       December 31, 2000

Purpose of Valuation                    Establish fair market value of one
                                        non-controlling voting common stock
                                        share which may be utilized by the
                                        majority shareholders and officers of
                                        the Company to possibly purchase the
                                        minority shareholders ownership interest in the Company

Subject Interest Valued                 One non-controlling voting common stock
                                        share in Great Northern Gas Company

Ownership Characteristics               Limited publicly traded non-controlling
                                        interest basis

Standard of Value                       Fair market value

Premises of Value                       As a going concern

Lack of Marketability Discount          15%

Fair Market Value of one non-           $1.50
controlling voting common
stock share

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                                  INTRODUCTION
                                  ------------
PURPOSE
-------

Great Northern Gas Company (the "Company") was re-incorporated on September 15, 1989 as a Colorado corporation. The Company is an independent oil and gas company primary engaged in onshore crude oil and natural gas exploration, development and production, in the continental United States. The Company's primary operations are located in Colorado, Oklahoma, Utah, Wyoming, and Kansas. The Company's stock is listed on the Pacific Stock Exchange under the symbol "GTG".

The purpose of our valuation report is to establish the fair market value of one non- controlling voting common stock share in Great Northern Gas Company as of December 31, 2000, which value is to be utilized the majority shareholders and officers of the Company in acquiring the minority shareholders ownership interest in the Company.

VALUATION APPROACH
------------------

Our approach in valuing the ownership interest has been to determine an estimate of fair market value, which would provide a fair and reasonable return on a similar investment to an investor or owner, in view of the facts available to us at the valuation date. Our opinion is based on, among other things, our estimate of the risks facing the Company and the return on investment, which would be required on alternative investments with similar levels of risk.

STANDARD OF VALUE
-----------------

The term "fair market value" is defined under Treasury Regulation 20.2031-1(b) of the Estate Tax Regulations, Treasury Regulation 25.2512-1 of the Gift Tax Regulations and Revenue Ruling 59-60, 1959-1 C.B. 237 as:

     "The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties have reasonable knowledge of relevant facts and the ability to buy and sell. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property."

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 1

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


There is considerable content in this brief definition, and an examination of the underlying conditions and assumptions follows to allow the reader to understand the context in which our report was prepared.

Price at Which Property Would Change Hands

     The IRS Valuation Guide for Income, Gift and Estate Taxes, (the "IRS Guide") requires the valuator to, "make a reasonable estimate of the hypothetical sale price." This means that it is assumed that the property is put up for sale in a hypothetical context, whether or not the property will actually be sold.

     In addition, the IRS Guide states the value, "is the amount that the property would bring in a cash sale." In other words, the opinion expressed assumes the seller will receive cash or cash equivalency at the valuation date. This is particularly relevant in the valuation of small, closely-held businesses because very often the buyer makes a down payment at closing and finances the balance of the purchase price over time.

Between a Willing Buyer and a Willing Seller

     The IRS Guide states, "The willing buyer and willing seller are hypothetical persons, not actual persons." They are proxies for the participants in the hypothetical market. The market is the universe of all potential buyers and sellers for the same or similar property, and the market is in a state of equilibrium. In equilibrium, the market is not influenced by special motivations not exhibited by typical buyers and sellers.

Not Under the Compulsion to Buy or Sell

     Neither the buyer nor the seller is compelled to be a party to the transaction. Thus, each has equal negotiating power, and the price is not the result of a special impetus of one of the parties. A representative price would not be considered a fair market value if it were affected by a buyer's or a seller's unique motivations. However, the hypothetical willing buyer and the hypothetical willing seller are presumed to be dedicated to achieving the maximum economic advantage.

     Fair market value also assumes that, given the absence of compulsion, the property is valued as a going concern, not in a liquidation scenario.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 2

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Both Having Reasonable Knowledge of All Relevant Facts

     This concepts assumes both parties are operating from the same basic level of information and relevant facts, including an understanding of prevalent economic and market conditions at the date of valuation. Identifying the circumstances that were reasonably foreseeable at the valuation date can be a source of confusion. The IRS Guide indicates, "The proper standard of reasonable knowledge is not what is actually known as of the valuation date; rather, it is proper to consider facts that are discoverable through reasonable investigation, as long as such facts existed as of the valuation date, even if they were not actually known at that time."

Able, as Well as Willing to Trade

     The first implication is that the hypothetical buyer must have the financial capacity to engage in the transaction. Therefore, they universe of such buyers would only include those investors who, in the context of diversified investment portfolios, would have the ability to purchase an investment in the subject company in the value range indicated by the analysis.

     The second implication is that the buyer and seller must also be willing to trade. Thus, the hypothetical investors are rational investors, and they engage in transactions and approach the issue of price from a rational economic and financial perspective.

In Pabst Brewing Company v. Commissioner, TC Memo 1996-506, Judge Laro's decision reinforced the definition of fair market value, stating in part:

1. "The willing buyer and the willing seller are hypothetical persons, rather than specific individuals or entities and the characteristics of these hypothetical persons are not necessarily the same as the personal characteristics of the actual seller or a particular buyer"

2. "Fair market value is determined as of the valuation date, and no knowledge of unforeseeable future events which may have affected the value is given to the hypothetical persons."

3. "Fair market value equals the highest and best use to which property could be put on the valuation date, and fair market value takes into account special uses that are realistically available due to the property's adaptability to a particular buyer... Elements affecting value that depend upon events or a combination of occurrences which, while within the realm of possibility, are not reasonably probable, are excluded from this consideration."

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 3

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


We have analyzed various valuation methods in estimating the fair market value of the Company as of December 31, 2000, to determine which method generates the most reasonable estimate of fair market value of the Company as of December 31, 2000, under the facts and circumstances specific to this matter. After consideration of each method's underlying assumptions and the variables utilized, we have concluded that appropriate weight should be assigned to the public comparable (guideline) method and adjusted net assets method, which are the most appropriate methods of valuation (see the Methods of Valuation section of this report for additional information regarding valuation methods).

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 4

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                              VALUATION METHODOLOGY
                              ---------------------
OVERVIEW
--------

Business valuation methodology is based on two principles: "the principle of substitution" and "the principle of future benefit". The principle of substitution states that the value of property tends to be determined by the cost of acquiring an equally desirable substitute. In other words, a person will not purchase a particular asset if such substitute can be purchased at a lower price.

The principle of future benefits states that the economic value of an investment reflects anticipated future benefits, not for past performance. Although the past may serve as a proxy for the future, a business that has had poor earnings in the past but bright future prospects will be worth more than a business that has been successful in the past but is not expected to be as profitable in the future.

The fair market value of securities trading on an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. Determination of fair market value of securities of closely-held corporations, however, cannot be precisely determined, thus creating the need for alternative valuation methodologies. Section 3.01 of Revenue Ruling 59-60 acknowledges the disparate results that may then occur:

     "A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. Often, an appraiser will find differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighting those facts and determining their aggregate significance."

Both internal and external factors which influence the value of the Company were analyzed and interpreted. Internal factors include the Company's financial position, results of operations and the size and marketability of the interest being valued. External factors include, among other things, the status of the industry, the position of the Company relative to the industry, the economic factors affecting the industry and the various risk factors involved (both internal and external).

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 5

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Further, since there is no single, generally accepted formula for establishing the fair market value of a closely-held corporation, Revenue Ruling 59-60 sets forth a list of factors to consider (listed below). It generally applies to all valuations of interests in closely-held businesses lacking a public market for their securities for income, gift, and estate tax purposes. Thus, the scope of our work considered all the elements of a business valuation listed in Section 4 of that Ruling.

REVENUE RULING 59-60, 1959-1 C.B. 237
-------------------------------------

The purpose of Revenue Ruling 59-60, 1959-1 C.B. 237 was "...to outline and review in general the approach, methods, and factors to be considered in valuing shares of capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect fair market value.".

This Revenue Ruling states that "...a sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgment, and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.". According to the Revenue Ruling, factors to be considered in the valuator's analysis include:

o The nature of the business and the history of the enterprise from its inception.
o The economic outlook in general and the condition and outlook for the specific industry in particular.
o    The book value of the stock and the financial condition of the business.
o    The earning capacity of the company.
o    The dividend paying capacity of the company.
o    Whether or not the enterprise has goodwill or other intangible value.
o    Sales of the stock and the size of block to be valued.
o The market price of stocks of corporations engaged in the same or similar line of business having their stocks traded in a free and open market, either on an exchange or over-the-counter.

Below, we have excerpted specific detail, related to each of the above noted factors, directly from Revenue Ruling 59-60, 1959-1 C.B. 237:

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 6

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


The nature of the business and the history of the enterprise from its inception

     The history of a company will show its past stability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion to the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or very similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of greatest help in predicting the future; but a study of gross and net income, and of dividends/distributions covering a long prior period, is highly desirable. The history to be studied should include, but need not be limited to, the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

The economic outlook in general and the condition and outlook of the specific industry, in particular

     A sound appraisal of a closely held ownership must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities.

The book value of the stock and the financial condition of the business

     Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if the company's accounting will permit. Any balance sheet descriptions that are not self- explanatory, and balance sheet items comprehending diverse assets or liabilities, should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser:

     o Liquid position (ratio of current assets to current liabilities)

     o Gross and net book value of principal classes of fixed assets

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 7

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     o Working capital

     o Long-term indebtedness

     o Capital structure

     o Net worth

     Consideration should also be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In computing the book value, assets of the investment type should be re-valued on the basis of their market price and the book value adjusted accordingly.

The earning capacity of the company

     Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show i) gross income by principal items; ii) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long term debt, depreciation and depletion if such deductions are made, officers'/members' salaries, in total if they appear to be reasonable; iii) cash flow available for dividends/distributions, and; iv) rates and amounts of dividends paid on each class of stock, if applicable.

The dividend-paying (distribution) capacity of the company

     Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporationis to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 8

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Sales of the stock (ownership interest) and the size of the block of stock (ownership interest) to be valued

     Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

The market price of stocks of corporations engaged in the same or similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter

     Section 2031(b) of the Internal Revenue Code states, in effect, that in valuing securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange, should be taken into consideration along with all other factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. The essential factor is that whether the stocks are sold on an exchange or over-the-counter, there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although, the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, it is obvious that consideration must be given to other relevant factors in order that the most valid comparisonpossible is obtained. A company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.

While we considered all of the factors noted above, we attributed varying weights to each factor depending upon the particular circumstances unique to the company evaluated. In that regard, it was important that all of the relevant factors be considered in our valuation process.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                         PAGE 9

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Valuation Approaches
--------------------

The value of a non-publicly traded business, the, is determined with a view towards the intrinsic value of the assets, the value of the income flow, the value of the equity in the marketplace, and other facts and circumstances which a knowledgeable buyer and seller would consider. Thus, the above principles and factors have evolved to form the basis for three broad approaches used in valuing a business:

          1.   Asset-Based Approach

          2.   Income-Based Approach

          3.   Market-Based Approach

Within each of these approaches there are different methods for determining a business value. The applicability of each approach and the subset of methods contained thereunder must be assessed, given the nature and purpose of the particular valuation assignment.

LIMITING CONDITIONS

The estimate of fair market value rendered in this report is based on information provided to us by the management of the Company and other third parties. Had we audited or reviewed the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

We have not attempted to confirm whether or not all assets of the Company are free and clear of liens and encumbrances, or that the Company has good title to all assets.

We have relied upon management's estimate regarding the market value of the Company's assets and liabilities as of December 31, 2000. The Company did not have a current oil and gas reserve study prepared with relation to our valuation report.

Saltzman Hamma Nelson Massaro LLP does not purport to be a guarantor of value. The valuation of companies with minimal stock trading activity, such as the Company, is an imprecise science, with value being a question of fact, and reasonable people may differ in their estimate of value. Saltzman Hamma Nelson Massaro LLP has, however, performed conceptually sound and commonly accepted methods of valuation in determining the estimate of value included in this report.

The estimate of value as stated in this report assumes that the existing Company will maintain the character and integrity of the Company through any reorganization or reduction of any owner's participation in the existing activities of the Company and will continue as a going concern. Additionally,

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 10

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


this valuation is based on those facts which were considered known and foreseeable as of December 31, 2000.


--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 11

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                        COMPANY BACKGROUND AND OPERATIONS
                        ---------------------------------

Great Northern Gas Company (the "Company") was re-incorporated on September 15, 1989 as a Colorado corporation. The Company is an independent oil and gas company primary engaged in the exploration for the and development and production of oil and gas, as well as the acquisition of developed and undeveloped oil and gas properties., in the continental United States. The Company's primary operations are located in Colorado, Oklahoma, Utah, Wyoming, and Kansas.

The Company's stock is listed on the Pacific Stock Exchange under the symbol "GTG". Exhibit 1 of this report summaries the Company's stock price from 1996 through 2000.

As of December 31, 2000, there were 359 shareholders of record of the Company's common stock.

The Company has traditionally generated or acquired its oil and gas prospects through acquisition of leases or through farm-ins from other operators. During 1995, the Company began a program of purchasing proved producing reserves.

As of December 31, 2000, the Company had three full time employees and one full time geologic consultant. The following represent the Company's directors and officers as of December 31, 2000 and their respective ownership directly and indirectly:

                                                              Common     Percent
                                                  Common       Stock      Fully
 Name                    Position                 Stock       Options    Diluted
 ----                    --------                 ------      ------     ------

Frank S.         Chairman of the board of
DiGrappa         directors, Executive Vice-      182,000        -0-       6.10%
                 President and Treasurer

Thomas L.        Director, Chief Operating     2,465,255(1)   170,000    82.60%
DiGrappa         Officer and President

Michael J.       Director                          -0-         10,000     0.34%
DiGrappa

---------------------

     1 Represents 50,000 shares held directly and 2,415,255 owned by St. Francis Resources, Inc., an entity majority owned by Thomas L. DiGrappa..

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 12

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


The Company engages the services of independent accountants, geologists, engineers and land consultants form time to time to assist in its operations.

The Company does not plan to own any significant amount of drilling equipment. The Company will engage independent drilling contractors for the drilling of any wells in which it is the operator. The Company currently has no intention of refining or marketing oil. The Company does not contemplate any material product research and development or any material acquisition of plants or equipment.

As of December 31, 2000, the Company currently owns less than a 5% interest in Teton Petroleum, which owns an approximately 70% interest in a Russian Stock Company. The Russian Stock Company owns a producing license in Western Siberia currently making 650 barrels of oil a day. The has no basis recorded nor revenue recorded related to this investment. In addition, the Company's president, chief operating officer and director, Thomas L. DiGrappa, is also an officer and director of Teton Petroleum.

The Company also owns a minority interest in a limited liability company that is developing for sell, commercial land in Colorado Springs, Colorado.

The has issued and outstanding 180,000 common stock options that are held by two directors and officers of the Company. These options have an exercise price of $1.00 and expire in 2004. Management has represented that these individuals have no intent in exercising their options within the next year.

Balance Sheet Analysis

Exhibit 2 of this report presents the Company's balance sheets as of December 31, 1996 through 1999, and as of September 30, 2000. In addition, Exhibit 3 of this report presents the common size balance sheets (all elements of the balance sheets as a percentage of total assets) for the same periods. Exhibit 4 of this report provides a ratio analysis of the Company compared to companies in the same industry and similar in size. Based on our evaluation, we noted the following:

1.   The Company liquidity is substantially above its peers;

2. Management has informed us that subsequent to the filing of the September 30, 2000 SEC 10-QSB, the Company increased it liquidity by approximately $850,000 by selling two oil and gas interest (Exhibit 10)
     a. For generally accepted accounting purposes, the transaction will result in a gain on the sale of $600,000 net of income taxes;
     b. For income tax reporting purposes, the Company is anticipating completing an Internal Revenue Codess.1031 tax free exchange;

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 13

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


3. The Company's current assets (primarily cash and short-term investments) represent approximately 70% of the total balance sheet as of December 31, 2000 (Exhibit 10);

4. The Company was not leverage with any short-term or long-term debt for the entire period evaluated;

5. The Company, as compared to its peers, has significantly less oil and gas properties as a percentage of net worth or equity;

6. As of December 31, 2000, the Company held developed and undeveloped interest in oil and gas leases which management estimates the market value to be approximately $850,00 as follows:

                           Great Northern Gas Company

                              Oil and Gas Intrest

                            As of December 31, 2000
          -----------------------------------------------------------
                                         Acreage
          -----------------------------------------------------------
                             Producing               Non-Producing
          -----------------------------------------------------------
                      Gross(1)       Net(2)       Gross(1)    Net(2)
                      --------      --------      --------   --------
          Colorado          80            60       6,000       6,000

          Oklahoma         920           423        --          --

          Utah            --            --         1,100       1,100

          Wyoming         --            --         5,300       5,300

          Kansas         4,900         1,225       8,475         980
                       --------      --------    --------    --------
          Total          5,900         1,708      20,875      13,380
                       ========      ========    ========    ========
          ------------------------------------------------------------

          1. The number of gross acres is the total number of acres in which working interest are owned.

          2. The number of net acres is the sum of the fractional working interest owned by the Company in the gross acreage.
          ------------------------------------------------------------

7. The Company had substantial net operating loss carry forwards, although the Company is limited to only being able to utilize approximately $26,000 annually. As the Company has utilized an Internal Revenue Code ss. 1031 tax

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 14

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     free exchange which has resulted in the Company's deferred tax liability (trapped in gain) of approximately $500,000 as of December 31, 2000 (Exhibit 10).


Statements of Operations Analysis

Exhibit 5 of this report presents the Company's statements of operations for the years ended December 31, 1996 through 1999, and for the nine months ended September 30, 2000. In addition, Exhibit 6 of this report presents the common size statements of operation (all elements of the statement as a percentage of total revenue) for the same periods. Based on our evaluation, we noted the following:

1. The Company's profitability appears to be dependent on selling oil and gas ownership interest;

2. As of December 31, 2000, the Company had a working ownership interest in 27 producing and 1 non-producing oil and gas wells;

3. A majority of the Company's producing oil an gas wells are been producing for 10 years;

4. The Company's operating ratio (sales / total assets) indicates the Company is not producing the level of sales as it peers;

5.   The Company receives approximately 80% of its revenue from two customers;
     and,

6. When the Company recognizes a material gain on the sell of oil and gas ownership interest, the Company provides management with incentive compensation bonuses. Management has represented that these bonuses were earned as follows:

     a.   Management provided the Company financing in the past when required;

     b. Bonuses represent compensation not paid in prior years when the Company was unable to fully compensate management; and,

     c. Incentive compensation for increasing the value of the Company's common stock;

     The following is a summary of officer's and director's compensation for the years ended December 31, 1996 through 2000:

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 15

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     -------------------------------------------------------------------------
                           Great Northern Gas Company

                 Summary of Officers and Directors Compansation

                 For the Years Ended December 31, 1996 to 2000
     -------------------------------------------------------------------------
                          2000        1999       1998       1997       1996
                        --------    --------   --------   --------   --------

     Frank DiGrappa
       Salary           $100,000    $100,000   $100,000   $100,000   $100,000
       Bonus            $ 50,000    $ 50,000   $150,000   $170,000   $   --

     Thomas L. DiGrappa
       Salary           $120,000    $120,000   $120,408   $100,000   $120,408
       Bonus            $ 50,000    $ 50,000   $150,000   $170,00    $   --

     -------------------------------------------------------------------------

The Company has the been the only party purchasing the Company's stock and then retiring it. As indicated in Exhibit 7 of this report, the Company has purchased retired 1,109,005 shares of the Company's stock from January 1, 1996 through December 31, 2000, at a cost of $1,724,689 or an average of $1.35 a share. Subsequent to December 31, 2000, the Company has purchased and retired an additional 21,815 share of the Company stock through February 19, 2001, at a cost of $31,635 or an average of $1.45 a share.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 16

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                            NATIONAL ECONOMIC REVIEW
                            ------------------------

GENERAL ECONOMIC OVERVIEW
-------------------------

According to preliminary estimates released by the Department of Commerce's Bureau of Economic Analysis, real Gross Domestic Product ("GDP"), the output of goods and services produced by labor and property located in the United States, increased at an annualized rate of 2.7% during the third quarter of 2000. This is somewhat below expectations. Growth in GDP is believed to have slowed due to successive actions by the Federal Reserve to raise interest rates during the last several quarters. Growth in GDP for the second quarter of 2000 was revised to 5.6%, higher than the preliminary estimated annualized growth rate of 5.2%. The major contributors to the increase in real GDP in the third quarter included personal consumption expenditures, exports, and nonresidential fixed investment. The contributions of these components were partly offset by an increase in imports (which are subtracted in the calculation of GDP), and decreases in government spending and in residential investment. The economy is expected to continue its expansion with growth in GDP expected to fall between 3.5% to 4.0% during the balance of 2000 and into the first half of 2001. Growth in GDP for 1999 was 4.2%.

The Conference Board reported that the Composite Index of Leading Economic Indicators ("LEI"), the government's primary forecasting gauge, remained steady in September at 105.7 after consecutive decreases in July (down 0.2%) and August (down 0.1%). The index attempts to gauge economic activity six to nine months in advance. Multiple consecutive moves in the same direction are said to be indicative of the general direction of the economy. In September, five of the ten leading economic indicators rose. The most significant increases were money supply, manufacturers' new orders for consumer goods, average weekly initial claims for unemployment insurance, building permits, and manufacturers' new orders for nondefense capital goods and materials. The largest negative contributors to the leading index in September were vendor performance, average weekly manufacturing hours, stock prices, interest rate spread, and consumer expectations. Both the coincident and lagging indices increased in September. According to the Conference Board, the LEI, in tandem with coincidental and lagging indicators, suggests a continued but more moderate pace of economic growth during the balance of the year and into the first half of 2001.

The Dow finished the quarter 1.9% higher than its second quarter 2000 close but remains 7.4% below its 1999 year-end close. The S&P declined 1.2% for the quarter, down 2.2% for the year. The NASDAQ declined 7.4% during the third quarter 2000 and is down 9.7% for the year. Treasury bond yields declined during each month of the third quarter. Yields on high-grade corporate bonds ticked up in September while the bank prime rate heldsteady at 9.5%. The Federal Reserve (the "Fed") left the federal funds target rate unchanged (6.5%) at its August

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 17

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


and October meetings. The Fed is closely monitoring economic growth, productivity measures, and labor data citing numerous indicators that support a heightened risk of rising inflation.

CONSUMER SPENDING AND INFLATION
-------------------------------

According to the Bureau of Labor Statistics the Consumer Price Index ("CPI") increased 0.5% to 173.7 in September (CPI - all urban consumers, 1982-1984 = 100, before seasonal adjustment). Excluding food and energy, the CPI-U increased a seasonally adjusted 0.3% in September after maintaining a 0.2% rate of increase during the prior five months. The seasonally adjusted annual rate of inflation for the third quarter of 2000 was 2.8%, compared to 2.4%, 6.1%, and 2.6%, respectively, for fourth quarter 1999 through second quarter 2000. The energy index, which increased 13.4% in 1999, has advanced at a seasonally adjusted annual rate of 18.4% through September of 2000. Petroleum- based energy costs have risen at a 25.2% seasonally adjusted annual rate through September of 2000. The year-to-date annual rate of inflation is 3.8% where it is expected to prevail for the balance of the year. The inflation rate for 1999 was 2.7%; higher than the 1.6% rate of 1998 which was the smallest annual increase since a 1.1% rise in 1986. The Producer Price Index ("PPI"), which is generally recognized as predictive of near-term consumer inflation pressure, increased 0.9% in September (PPI for finished goods, seasonally adjusted) following a decline of 0.3% in August and holding steady in July. During the third quarter of 2000, the PPI increased at a seasonally adjusted annual rate of 2.6% resulting in a year-to-date rate of 4.1%. Excluding food and energy, the core PPI rose 2.2% during the third quarter. As with measures from the first and second quarters, a significant portion of the increases in PPI are related to energy prices which have risen 11.4% and 21.3%, respectively, for the third quarter and for the year. Core PPI has risen at a 1.4% seasonally adjusted rate during 2000.

According to the Census Bureau of the Commerce Department, the percent change in retail sales for July to August 2000 was revised from +0.2% to +0.1%. The advance estimate for September retail sales (adjusted for seasonal, holiday and trading-day differences) reflected an increase of 0.9% from August and a 7.6% increase over September 1999 sales. Personal consumption spending represents approximately two-thirds of total economic activity and is generally a primary component of overall economic growth. Real personal consumption spending increased 4.5% in the third quarter of 2000, following increases of 7.6% and 3.1%, respectively, in the first and second quarters of 2000. Durable goods purchases increased 7.5% versus a decrease of 5.0% in the second quarter and an increase of 23.6% in the first quarter of 2000.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 18

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


THE FINANCIAL MARKETS
---------------------

The stock markets continued to display volatile performance with prices generally declining across the spectrum of small and large capitalization companies, as well as old and new economy issues. The Dow Jones Industrial Average ("DJIA" or the "Dow") closed at 10651, up 1.9% for the quarter but 7.4% off the 1999 year-end close. The Standard & Poor's 500 ("S&P 500") index decreased 1.2% during the quarter to close at 1437, 2.2% below year-end 1999. The NASDAQ Composite Index fell 7.4% during the quarter to close at 3673. The NASDAQ Composite Index was down 9.7% for the year. The broad market Wilshire 5000 index closed at 13613, virtually flat for the quarter and reflecting a year-to- date loss of 1.4%.

The monthly average yields to maturity on the 30-year Treasury bond during the third quarter of 2000 were 5.85%, 5.72%, and 5.83%, respectively, for July, August, and September. Bond prices are negatively correlated with their respective yields, which can shift abruptly on investor reactions to major variances in reported economic data versus market expectations (i.e., expected inflation, growth, monetary policy and other Fed action, etc.). Yields declined modestly throughout the quarter, as the Fed remained idle on short- term rate. The Fed's recent restraint has resulted in generally higher bond prices.

INTEREST RATES
--------------
The Federal Reserve's Open Markets Committee remained idle on interest rates at its late August and early October meetings. The Fed last raised rates at its May 16th meeting. The Committee maintained a target Fed Funds rate of 6.5% and stated that it believes that the risks are weighted mainly toward conditions that may generate heightened inflation pressures in the foreseeable future. Should the economy experience unexpected growth, continuing low unemployment, and/or other inflationary pressures the Fed is likely to raise interest rates. Given a recent softening of economic growth and downturns in the financial markets, many analysts and economists foresee the Fed potentially reversing its present bias toward that of lowering short-term interest rates in the first quarter of 2001. Others view recent inflation measures as troubling and indicative of a potential rate increase.

CONSTRUCTION, HOUSING, AND REAL ESTATE
--------------------------------------

Home building is generally representative of overall economic activity because new home construction stimulates a broad range of industrial, commercial, and consumer spending and investment. According to the U.S. Commerce Department's Bureau of the Census, new privately owned housing starts were at a seasonally adjusted annualized rate of 1.530 million units in September, virtually unchanged from a revised August estimate of1.525 million units and 6.0% below the September 1999 rate. Single family housing starts in September were 1.233 million, 1.0% below the August level of 1.249 million units. In the first nine months of 2000, housing starts have decreased 4.0% from 1999 totals.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 19

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


The seasonally adjusted annual rate of new housing building permits (considered the best indicator of future housing starts) was 1.506 million units in September, 1.0% above the revised August rate, but 3.0% below the September 1999 estimate of 1.553 million.

UNEMPLOYMENT
------------
According to the Labor Department's Bureau of Labor Statistics, unemployment levels during the third quarter of 2000 remained historically low. After rising from 3.9% in April, the unemployment rate was 4.0%-4.1% through August before ticking back down to 3.9% in September. September marked the thirty-ninth consecutive month that the unemployment rate was below 5%. The unemployment rate for all of 1999 was approximately 4.2%, down from 4.5% in 1998. Tight labor markets remain a theme of Fed concerns regarding inflation.

SUMMARY AND OUTLOOK
-------------------
Economic growth, as measured by growth in GDP, decelerated to 2.7% in the third quarter of 2000, after registering a revised 5.6% annualized rate in the second quarter of 2000. Annual growth in GDP for 1999 was 4.2%. During the third quarter 2000, the Dow increased 1.9%, the S&P 500 decreased 1.2%, and the NASDAQ sank 7.4%. Bond yields moderated during most of the third quarter ending mostly lower than second quarter levels. Third quarter inflation was a seasonally adjusted annualized rate of 2.8%, representing a modest increase from the second quarter 2000 rate of 2.6%. The inflation rate for 1999 was 2.7%, higher than the 1.6% rate of 1998. The inflation rate is expected to continue at approximately 3.5% to 4.0% for the balance of the year. The Federal Reserve's Open Markets Committee took no action at its August and October meetings. The U.S. economy is expected to continue expanding with real GDP growth of approximately 4.0% for the balance of 2000 and moderating somewhat in the first half of 2001.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 20

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                                 INDUSTRY REVIEW
                                 ---------------

Buoyed by higher crude oil prices, capital spending for oil and gas Projects in the US and Canada will jump sharply this year from 1999 levels.

According to Oil & Gas Journal's annual capital expenditure survey, US outlays this year are expected to approach 1998's level, reversing their plunge of 1999. Spending in Canada will continue to rise, although by a healthier margin than it did last year.

Investments outside the US and Canada will dip, especially for upstream activities. A year ago, spending in 1999 was expected to plummet due to extremely low oil prices and weak natural gas prices that had prevailed at the end of 1998 (OGJ, Apr. 5, 1999, p. 44). OGJ's survey shows that expenditures were indeed much lower in the US and areas outside North America. Although prices for crude oil and natural gas were on the rebound last year, companies remained cautious. Spending for Canadian projects in 1999 was mostly unchanged from the previous year.

It remains to be seen whether companies will continue to be as cautious this year with regard to spending plans. With many predicting that oil and gas demand worldwide will continue to rise this year, the consensus price forecasts suggest that oil prices will remain well above $20/bbl the rest of this year, while natural gas prices are expected to continue to be robust throughout the year as well.

SUPPLY, DEMAND, AND PRICES
--------------------------

According to the International Energy Agency, worldwide demand for oil averaged
75.3 million b/d in 1999, up 1.7% from 74 million b/d in 1998. At the same time that demand was increasing last year, supply was decreasing--due in large part to OPEC's quota reductions- -to an estimated 74 million b/d, down 2% from the prior year. Stocks of crude oil plummeted, down 2.7% in fourth quarter 1999. IEA projects that crude oil demand in 2000 will increase 2.4% from last year to an average 77 million bid and that demand growth will continue to shift from Europe to Asia.

According to the US Energy Information Administration, demand for natural gas in the US has been steady, with total consumption up just 0.8% to 21.433 tcf in 1999 from 21.262 tcf in 1998. The most recent peak in gas demand was 22.1 tcf in 1972. OGJ estimates that US marketed natural gas production will rise by 1% to
19.867 tcf this year from 1999.

Capital spending plans often change throughout the year depending on cash flows, but the price of crude did not realize a truly sustained recovery until the end of 1999.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 21

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


The average price of world export crude in 1998 was $11.92/bbl. Last year, the average jumped to $17.37/bbl. In February 2000, the price of world export crude averaged $26.94/bbl.

The average price for West Texas Intermediate crude fell to $14.15/bbl in 1998 from $19.73/bbl in 1997, rebounded to $17.71/bbl in 1999, and was $27/bbl this past February.

Natural gas prices have also been on the rise. Since averaging $2.03/MMbtu in 1998, the US natural gas spot price increased to $2.19/MMbtu in 1999 and $2.54/MMbtu in February 2000. The New York Mercantile Exchange futures price for natural gas averaged $2.31/MMbtu in 1999, up 6.5% from 1998. The average price for February of this year was $2.60/MMbtu, up 32.3% from $1.76/MMbtu in February 1999.

US UPSTREAM SPENDING
--------------------

This year, companies plan to increase their US upstream spending by nearly 30% from last year to $26 billion. As expected, unsteady prices led E&P outlays to a 29.7% drop in 1999 vs. 1998.

Capital expenditures for exploration and drilling in the US are planned to reach $21.4 billion in 2000. A year ago, E&D spending was expected to drop by 23.1%. The actual decline, however, was 27.2% from 1998 levels, as companies remained skeptical about the scope of the oil price recovery.

Outer continental shelf (OCS) lease bonus payments collapsed to $249 million last year, the lowest since 1993, when they totaled $126 million. The US Minerals Management Service projects that OCS bonus payments will top 1999 levels by 68.3% at $419 million this year. MMS remains cautious with this year's estimate, however, which is significantly lower than the $1.32 billion in OCS lease bonus payments in 1998.

Capital spending on US production also fell in 1999, to $3.2 billion from $4.3 billion in 1998. Plans call for a sharp increase in spending for production and enhanced recovery projects this year, up 28.9% to $4.1 billion. Wellhead revenues vary along with production levels and prices of crude oil and natural gas. In 1999, US wellhead revenues moved up 16.4% on the year to $76.2 billion, and OGJ estimates that they will be up by a further 17.2% this year, to $92 billion.

Another indicator of upstream spending is the Baker Hughes Inc. count of active rotary rigs. While the US weekly rig count averaged only 625 for last year, there has been an upward trend since the tally bottomed last April. Late last month, the US rig countaveraged 775. OGJ has forecast that rig activity will average 800 for this year. Well completions are also forecast to be up this year

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 22

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


at 25,600. The number of US well completions reached a modern low in 1999 at an estimated 20,770 (OGJ, Jan. 31, 2000, p. 44).

NON-E&P SPENDING
----------------

US non-E&P spending is projected to be higher than last year's level, up 11.9% to $16.6 billion. This follows a decline of 11.4% in 1999 to $14.8 billion. While there will be small fluctuations for spending on refining and petrochemical projects, larger shifts in spending will occur for pipelines, mining, and marketing.

Last year, there was a decline in outlays for petrochemicals, marketing, and mining and a small increase in spending for refining and gas pipelines. Crude and product pipeline outlays dropped slightly in 1999, and other transportation spending was lower by 9.2%.

Refinery investments in 1999 were up only 1.1% at $3.5 billion. This year, spending in this area will hold steady, expected to dip by only 0.8%.

Expenditures for refineries typically increase when a boost in demand for products is anticipated. In 1998, there was a 12.4% increase in refining capital spending. Demand for petroleum products in the US has been rising steadily throughout the past decade. In order to meet this demand growth, US refiners have been slowly adding capacity to existing refineries and restarting idle units. US operable refining capacity has increased from an average 15.594 million b/d in 1997 to 15.785 million in 1998 and to 16.3 million b/d in 1999, estimates the American Petroleum Institute. US refinery utilization has taken a turn, though. API calculates that capacity utilization dropped last year to a 4-year low of 92.6% after climbing to 95.4% in 1998 from 95.2% in 1997.

Capital spending on petrochemical plants will decrease by 6.9% to nearly $1.9 billion this year. This drop is much less steep than in 1999 when petrochemical spending fell by 30.1%.

In general, petrochemical investment operates in cycles and is driven by the state of the overall economy, as many consumer goods require the plastics that are manufactured with petrochemicals. In order to respond to increased demand, often there are large capital outlays as plants increase capacity, and the cycle is completed when demand drops and they are left with excess capacity and flat earnings.

Spending on natural gas pipelines is expected to surge this year. After posting a modest gain of 3.7% in 1999, expenditures will be up 84.5% to $3.69 billion for 2000. Conversely, investments for crude and products pipelines will plummet by 55.5% to $540 million from $1.2 billion in 1999.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 23

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Plans call for 3,222 miles of natural gas pipeline and 660 miles of crude and products pipeline to be laid in the US in 2000 (OGJ, Feb. 7, 2000, p. 36). This is up from total 1999 construction, with 1,734 miles of natural gas pipeline and 1,540 miles of crude and products pipeline laid that year (OGJ, Feb. 8, 1999, p.
36).

Capital spending on transport equipment other than pipelines is expected to climb 15.3% in 2000 to $785 million vs. a drop of 9.2% to $681 million in 1999.

Spending on marketing facilities will increase 11.4% to $2.9 billion this year. In recent years, budgets have been cut in this area due to lower cash flows. In 1999, capital expenditures for marketing decreased 13.6%, following a 6.9% drop in 1998.

Capital spending by petroleum companies on non-petroleum activities in the US is estimated to increase by 15.5% in 2000 to $3.3 billion, after falling 19.3% in 1999 to $2.8 billion. This type of spending is also greatly influenced by cash flows.

CAPITAL SPENDING IN CANADA
--------------------------

An increase in capital expenditures in Canada is also expected this year, although it will be smaller than the boost in US spending. Plans call for total spending in Canada to move up 14.4% to $17 billion from $14.9 billion in 1999.

Investments in Canada are heavily weighted on the upstream side of the industry. Last year, total Canadian spending was nearly unchanged from 1998, up only 1.4%. While upstream spending was down slightly in 1999, non-E&P spending increased by 12.4%.

Canadian E&P spending has increased significantly since the early 1990s, when it averaged only $5.5 billion/year. Since then, Canadian gas production has increased to meet rising demand in US markets.

Drilling and exploration expenditures are expected to jump this year to $9.6 billion, up 20% from $8 billion in 1999. Production expenditures will increase to $4.3 billion, putting total Canadian E&P spending at $13.9 billion. The closest it ever has come to this record high was when it hit $11.9 billion in 1997.

The Canadian weekly rig count has fallen in the past 2 years, averaging 261 in 1998 and 246 last year, down from an average of 375 in 1997. For February 2000, the average weekly tally of active rigs in Canada recovered to 544. Well completions in Canada are projected to rebound this year as well. OGJ estimates a 12.3% increase in Canadian well completions, up to 13,771 this year vs. 12,076 in 1999 (OGJ, Jan. 31, 2000, p. 64).

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 24

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Total Canadian non-E&P spending will be off slightly from last year, with dramatic changes in the types of pipeline expenditures offsetting each other. In 1999, non-E&P spending increased by 12.4%, buoyed by a 29.1% rise in crude and products pipeline outlays. This year, expenditures for crude and products pipelines in Canada are expected to sink by 84.9% to $234 million. Spending in this category peaked in 1999 at $1.6 billion; its recent low was a mere $7 million in 1992.

Spending for natural gas pipelines, on the other hand, will more than triple from last year. Up 227.3% to $1.4 billion, spending on natural gas pipelines will dominate non-E&P spending in Canada in 2000. The increase to $428 million in 1999 natural gas pipeline spending was a modest 8% gain from 1998.

A total of 1,420 miles of new pipeline construction is planned for Canada in 2000. Natural gas pipelines account for 1,047 miles of this total (OGJ, Feb. 7, 2000, p. 36). In 1999, construction was planned for a total of 1,835 miles of new pipe (OGJ, Feb. 8, 1999, p. 36). Expenditures for transportation activities other than pipelines are expected to dip 2% to $96 million this year.

Canadian refining spending is projected to inch up 1.1% to $359 million. Last year, refining expenditures were up 2% at $355 million. Petrochemical spending will show a small gain this year as well, moving up 3.4% to $122 million after increasing 4.4% to $118 million in 1999.

Marketing outlays are planned to move back up after their 1999 decline of 6.3%, rising by 5.2% this year to $344 million.

Spending in Canada for mining and other energy projects, including oilsands development, is expected to jump by 46.1% to $453 million vs. $310 million last year. Oil and gas industry capital spending for non-petroleum activities in Canada is planned to be lower by 0.9% this year, to $107 million.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 25

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


SPENDING OUTSIDE US AND CANADA
------------------------------
Although US and Canadian companies are planning to spend more money in their two countries this year, they are planning to spend less for projects outside the US and Canada.

The OGJ survey collected data from 22 companies based in the US and Canada that are planning capital and exploration expenditures for projects outside the US and Canada this year. These companies plan to spend $15.9 billion on such projects, a 7.2% decrease from the $17.2 billion they spent in 1999. In 1998, these same companies spent $19.8 billion on projects outside the US and Canada.

In this geographical category, E&P budgets have been decreased, but non-E&P spending is expected to increase in 2000.

Breaking down the companies' plans, expenditures for drilling and exploration will diminish by 13.2% to $4.8 billion this year. In 1999, these investments were 23.9% lower than in the previous year. Production outlays are expected to be 11.2% lower, settling at $6.9 billion. In total, US and Canadian companies will spend 12% less on upstream expenditures outside the US and Canada compared with last year.

Non-E&P spending outside the US and Canada is expected to be up 9.2% at $4.2 billion. In 1999, outlays in this area were $3.9 billion, down 14.5% from $4.5 billion in 1998.

The strongest gain in non-E&P spending will be for pipelines. Plans call for these 22 companies to spend $398 million in 2000 for pipeline construction, 128.7% more than last year.

Spending will fall slightly for petrochemical projects, down 2.1% to $1.7 billion. Refining spending, however, will increase 15.9% from 1999 to $735 million. Marketing expenditures will also move up this year to $1.2 billion, a 4.5% jump.

All other non-E&P outlays by these companies will be up 7.7% to $208 million from $192 million in 1999.

----------------------------------------

Author: Marilyn Radler
Issue: Oil and Gas Journal. April 10, 2000
2000 PennWell Publishing Co.
2000 Gale Group

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 26

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                         DOCUMENTS REVIEWED AND RESEARCH
                         -------------------------------

DOCUMENTS REVIEWED AND INTERVIEWS PERFORMED
-------------------------------------------

Our review included, but was not limited to the following documents:

1. Great Northern Gas Company Securities and Exchange 10-KSB filings for the years ended December 31, 1996 through 1999;

2. Great Northern Gas Company Securities and Exchange 10-QSB filings for the three months ended March 31, 2000, six months ended June 30, 2000, and nine months ended September 30, 2000;

3. Great Northern Gas Company U.S. Corporate Income Tax Returns for the years ended December 31, 1995 through 1999;

4.   Articles of incorporation and bylaws;

5. Board of director minutes for the years ended December 31, 1996 through 2000;

6. Various Security and Exchange filings and/or report for various publicly traded companies with a focus in the oil and gas industry;

7.   Various research in the oil and gas industry;

8. Independent auditors' report (unqualified) and financial statements of Teton Petroleum Company as of June 30, 2000;

9. Interview of Thomas DiGrappa, director, chief operating officer and president of Great Northern Gas Company;

10. Interview of Patrick Quinn, CPA, Great Northern Gas Company external certified public accountant;

11.  Other documents made available or obtained by us during our engagement

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 27

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


RESEARCH
--------

We reviewed the following sources relative to our valuation:

1. Shannon P. Pratt. Valuing a Business - The Analysis and Appraisal of Closely Held Companies Third Edition. Irwin McGraw-Hill, 2000.

2. Shannon P. Pratt. Valuing a Businesses, The Analysis and Professional Practices Third Edition. McGraw-Hill, 1998.

3. Shannon P. Pratt. Guide to Business Valuations. Practitioners Publishing Company. 2000.

4. Robert F. Reily and Robert P. Schweihs. The Handbook of Advanced Business Valuations. Irwin Professional Publishing. 1998.

5.   John a. Bogdanski. Federal Tax Valuation. Warren, Gorham & Lamont. 1996.

6. Idelle a. Howitt. Federal Tax Valuation Digest 1995/1996 Cumulative Edition. Warren, Gorham & Lamont. 1995.

7. "Discounts Involved in Purchases of Common Stock" in U.S. 92nd Congress, 1st Sessions, House Institutional Investor Study Report of the Securities and Exchange Commission (Washington, D.C.: Government Printing Office, March 10, 1971, 5- 2444-2456, Document No. 92-64, Part 5)

8. Milton Gelman "An Economists-Financial Analyst's Approach to Valuing Stock of a Closely Held Company" Journal of Taxation, June 1972, pp. 353-54

9. Robert R. Trout, "Estimation of the Discount Associated with the Transfer of Restricted Securities" Taxes, June 1977, pp. 381-85

10. Robert E. Moroney, "Most Courts Overvalue Closely Held Stocks" Taxes, March 1973, pp. 144-54

11. Michael Maher, "Discounts for Lack of Marketability for Closely-Held Business Interests" Taxes, September 1976, pp. 562-71

12. John D. Emory, "The Value of Marketability as Illustrated in Initial Public Offers of Common Stock" February 1992 through July 1993 and various updated publications.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 28

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


13. Z. Christopher Mercer, ASA, CFA. Quantifying Marketability Discounts. Peadbody Publishing, LP, 1997.

14. Stocks Bonds Bills and Inflation, 2000 Yearbook. Ibbotson Associates, Inc. 2000.

15. Various course materials from the National Association of Certified Valuation Analyst, American Institute of Certified Public Accountants, and American Society of Appraisers.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 29

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                              METHODS OF VALUATION
                              --------------------

The following are several of the most commonly used methods of valuation. As will be discussed, each method may at times appear more theoretically justified in its implementation than other methods. The soundness of a particular method however, is entirely based on the relative facts and circumstances involved in each individual valuation case.

The various valuation methods are as follows:

     o    Adjusted Net Assets Method
     o    Capitalization of Earnings Method
     o    Public Comparable (Guideline) Method
     o    Dividend Paying Capacity Method
     o    Excess Earnings - Treasury Method
     o    Discounted Earnings Method

Adjusted Net Assets Method

     The adjusted net assets method is an "asset" oriented approach. This method is used to value a business based on the difference between the fair market value of the business's assets, less its liabilities. Depending on the particular purpose or circumstances behind the valuation, this method sometimes uses the "replacement" or "liquidation" value of the company's assets less the liabilities. Under this method the book value of the assets are adjusted to either their fair market, replacement, or liquidation value, and then reduced by any booked or unrecorded liabilities. This method is used to derive a total value for the business, or values for individual parts of the business.

     The adjusted net assets method is a sound method for estimating the value of a business of a non-operating nature (i.e., holding or investment companies). It is also an acceptable method for estimating the value of a business, which is continuing to generate losses, or which is to be liquidated. This method does not consider the earnings of the business and therefore can not effectively be used to estimate the value of intangible assets, if any.

Capitalization of Earnings Method

     The capitalization of earnings method is an "income oriented" approach. This method is used to value a business based on the future estimated earnings to be generated by the company. The estimated future earnings are capitalized by an appropriate capitalization rate.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 30

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     This method assumes that all of the assets, tangible or intangible, are indistinguishable parts of the business, and does not attempt to separate the values of the two. In other words, the critical component to the business' value is its earnings.

     This method is more theoretically sound in valuing a profitable business where the investor's intent is to provide for a return on investment, over and above a reasonable amount of compensation.

Public Comparable (Guideline) Method

     The public comparable (guideline) method is also an "income oriented" approach, and is similar to the capitalization of earnings method. The difference between the two lies in the differences between the "type" of earnings used, and the source of the capitalization rate used in the valuation calculation.

     This method is used to value a business by first calculating the future estimated net income (after-tax) to be produced by the business, and capitalizing these earnings using a weighted average comparable P/E ratio of publicly traded companies.

     This method utilizes public companies in the same or similar industry to develop value multiples, such as price-to-earnings and/or price-to-equity ratios, which are then multiplied by the operating results or equity value of the subject company being valued to arrive at an estimate of the subject company's equity value.

          The value of an asset is often defined in terms of what it can be sold for in a cash transaction. This same value should apply not just to the asset being sold, but also to all similar assets. Therefore, an asset's value can sometimes be determined based on what similar or comparable assets have recently been sold for in cash transactions.2

This method is particularly useful for estimating the value of businesses that are relatively large and diversified, and that can be compared to publicly tradedcompanies. This method is also highly regarded because it utilizes market comparisons.

---------------------

     2 Jay E. Fishman and Shannon P. Pratt. Guide to Business Valuations. Practitioner Publishing Company. 2000. Page 6-1.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 31

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     The P/E ratio method would not be appropriate for valuing smaller companies that do not have publicly traded comparable. Another problem is that the "type" of earnings base of the subject company may not be consistent with the earnings base of the comparable companies. Furthermore, adjustments to earnings in order to maintain consistency are not easily determined.

Dividend Paying Capacity Method

     The dividend paying capacity method sometimes referred to as the "dividend payout method", is also an "income oriented" approach, and is similar to the capitalization of earnings method. Again, the difference between this method and the capitalization of earnings method lies in the difference in the "type" of earnings used in the calculations, and the source of the capitalization rate.

     This method of valuation is based on the future estimated dividends to be paid out, or the capacity to pay out (on a pre-tax basis). It then capitalizes these dividends with preferably a five year weighted average of dividend yields of publicly traded comparable companies, also on a pre-tax basis.

     This method is particularly useful for estimating the value of businesses that are relatively large, and that have had a history of paying dividends to its shareholders. It is highly regarded due to the fact that it utilizes market comparisons.

     Similar to the price/earnings ratio method, this method would not be appropriate for valuing most small businesses because of the lack of comparable publicly traded companies. Another problem with this method is that most closely held businesses avoid paying dividends. For tax purposes, compensation is usually the preferred method of distributing profits.

Excess Earnings - Treasury Method

     The excess earnings - treasury method is one of the derivative methods stemming from what is often called the excess earnings-return on assets method. This method acquired its name from the IRS in ARM 34 and Revenue Ruling 68-609. Unlike all of the other methods discussed thus far, this method is an "income and asset" oriented approach to arrive at a value for closely held businesses. It is based on the premise that the total estimated value of a business is the sum of thevalues of the adjusted net assets (as determined by the adjusted net asset method) and the value of its intangible assets. The determination of the value of the intangible

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 32

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     assets of the business is determined by capitalizing the earnings of the business that exceeds a "reasonable" return on the historical (industry) net assets of the business.

     This method is usually best used for businesses which are considered capital intensive.

Discounted Earnings Method

     The discounted earnings method is often referred to as the "discounted cash flow" method, which suggests that the only "type" of earnings that should be applied with this method would be some definition of cash flow (i.e., operating cash flow, after- tax cash flow, or discretionary cash flow). The discounted earnings method however, is more limited in its definition as to the "type" of earnings that can be applied.

     The discounted earnings method is an "income oriented" approach, and is based on the theory that the total value of a business is the present value of its projected future earnings, plus the present value of the business terminal value. This method requires that a terminal value assumption be made. The amounts of projected earnings and terminal value are "discounted" to the present using an appropriate "discount rate".

     This method is most often used by buyers and sellers of businesses, and it is least often used in litigation or tax situations. The reason for this is the heavy reliance on "projected" earnings, the use of which is often frowned upon by the courts and the IRS.

VALUATION APPROACH SUMMARY
--------------------------

     The determination of the valuation approach to be utilized is based upon a variety of factors. In that regard, the discounted future earnings approach was not utilized, due to the fact that it requires projecting earnings into the future, based upon assumptions as to the occurrence of future events. The capitalization of earnings method was not utilized as the Company has not had sufficient and/or consistent historical earnings to reflect fair market value. The capitalization of excess earnings method was not utilized as it is a hybrid of the valuation methods that we did select.

     Accordingly, the methods of valuation we have selected to estimate the fair market value of the Company is the comparable (guideline) company method and the adjusted net asset method based on the following facts:

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 33

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


1.   We were able to locate sufficient comparable companies;

2. The Company has not reported sufficient and/or consistent historical earnings that provide a return to the investor based on the adjusted net assets of the Company;

Therefore, we have utilized the two most appropriate valuation methods and have weighted them accordingly to estimate the fair market value of the Company.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 34

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                          VALUATION ADJUSTMENT ANALYSIS
                          -----------------------------

VALUATION ADJUSTMENT STUDIES - DISCOUNT FOR LACK OF MARKETABILITY
-----------------------------------------------------------------

The fact that there is not a readily accessible market for closely-held stock substantially increase the risks of ownership due to an inability to achieve liquidity within a short period of time. A framework for qualitatively assessing conditions believed to lead to gradations in value impairment was provided by David Simpson in his article "Minority Interest and Marketability Discounts: A Perspective, Part II", Business Valuation Review, March 1991. The model of the following page is presented as a way to view various elements that affect marketability and positions the Company's equity interest within this framework.

In its truest sense, a discount for lack of marketability is a means of equalizing a minority interest in a closely-held stock with a minority interest in a publicly-traded stock, which can be sold easily without a material concession in price merely because of the necessity of sale. This principle was explained in Central Trust v. United States, 305 F. 2d 292 (Ct. Cl., 1962), 62-2 U.S.T.C. 12, 092 by the Court of Claims: "It seems clear ... that an unlisted closely-held stock of a corporation in which trading is infrequent and which therefore lacks marketability, is less attractive than a similar stock which is listed on an exchange and has ready access to the investing public."

General factors identified in empirical studies that affect marketability include:

     1.   Put rights - Can guarantee a market under certain conditions.

     2. Dividend history - If none, a shareholder is dependent entirely upon the ability to sell the stock in the future to realize any investment return.

     3. Potential buyers - The existence of a reasonable number of potential buyers or even one potential strong buyer may indicate evidence of a market.

     4. Size of minority block - Larger blocks require more funds to finance their purchase than smaller blocks.

     5. Prospect of public offering - A company committed to remaining private has no prospect of public offering.

     6. Restrictive agreements - Provisions that limit the ability/right of a shareholder to transfer stock restrict the universe of potential buyers.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 35

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


The following schedule illustrates the concepts of marketability:

--------------------------------------------------------------------------------
If Securirites Are Publicaly Held-
     Able to sell without restriction
          Registered:
               Active market                            Maximum Liquidity
               Thin market
          Unresistered:
               Active market
               Thin market                              Great Northern Gas
     Restricted stock assures of an eventual market:       Gas Company
          Registered:
               Active market
               Thin market
          Unredistered:
               Active market
               Thin market

If Securities Are Closely Held-
     No restrictioin on sale:
          Evidence of a market:
               Meaningful history of dividends
               No history of dividends
          No evidence of a market:
               Meaningful history of dividends
               No history of dividends
     Restrictions on sale:
          Evidence of a market:
               Meaningful history of dividends
               No history of dividends
          No evidence of a market:
               Meaningful history of dividends
               No history of dividends                  Most Impaired Value

     ---------------------------------------------------------------------

The benchmarks for establishing discounts for lack of marketability come primarily form two sets of ad hoc studies: restricted stock studies and initial public offering (IPO) studies.

Restricted Stock Studies

Restricted stocks are similar to freely traded stocks except that for a certain period of time, which varies from case to case, they are restricted from trading on the open market. According to Revenue Ruling 77-287, restricted stocks are defined in Securities andExchange Commission ("SEC") Rule 144 as "securities acquired directly or indirectly from the issuer thereof, or from an affiliate of such issuer, in a transaction or chain of transactions not involving any public

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 36

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


offering." Letter stocks, a form of restricted stock, are frequently used as a viable option by corporations seeking to raise capital or make acquisitions without the time and expense spent on registering the stock with the SEC. Founders or other insiders may own portions of the publicly traded company's stock that have never been registered for public trading. Letter stock is also restricted from being sold in the open market.

Under certain circumstances, restricted or letter stock may be sold in private transactions. These SEC-reported transaction are compared to prices of the same, but unrestricted stock traded on the exchange on the same day. Since the restricted stock participates in dividends, voting, and other rights enjoyed by the holders of the unrestricted shares, the price discounts on restricted stock appear to be due solely to their lack of marketability.

SEC Accounting Release No. 113 acknowledges that restricted stock lack marketability and therefore, provides insight that relates to the lack of marketability studies:

     "Restricted stocks are often purchased at discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities which cannot be readily sold in the public market place are less valuable than securities which can be sold, and the fact that by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails."

Within approximately 24 months restriction on letter stock often expired. (Effective April 29, 1997, trading restrictions have been reduced to a 12-month period.) The stock can be sold in the market subject to any remaining restrictions, volume or otherwise, of SEC Rule 144. Justifiably, the mere fact that, eventually, the restricted stock can be traded on the open market gives rise to a lower discount than for closely-held stock that is never expected to be freely traded. Investors will recognize the difference between the restricted stock and the closely-held stock and be willing to pay more for restricted stock. This difference is addressed later in our discussion of the initial public offering studies.

Restricted stock studies have offered valuable information giving credence to the existence of a lack of marketability discount for minority interest in stocks that are not traded on the open market. A capsule summary of the published studies follows:

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 37

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


SEC Institutional Investor Study

This study, performed by the SEC and published in 1971, compared prices on restricted common stock purchased from January 1, 1966 through June 30, 1969, to prices of identical stock traded freely on the open market. The study divided purchases into four categories based upon where the unrestricted stock traded:
New York Stock Exchange; American Stock Exchange; over-the-counter ("OTC") reporting companies; and OTC nonreporting companies. A reporting company is a publicly traded company that must file Forms 10-K, 10-Q, and other information with the SEC. A nonreporting company is a publicly traded company that is not required to file the above forms either because its total asset are less than $1 million or the number of stockholders is fewer than 500. A nonreporting OTC company is representative of the closely-held company with its lack of public information and smaller size.

The study found discounts were the highest for OTC nonreporting companies, followed by OTC reporting companies, American Stock Exchange listed stocks, and lastly, the New York Stock Exchange listed stocks. For the time period studied, the overall average mean discount was 25.8%, which also closely approximated the median. OTC nonreporting companies show a mean and median discount of 32.6% when compared to their freely traded counterparts.

The study also found that discounts were greatest for those companies with the smallest sales volume while the companies with the largest sales volume showed smaller discounts. However, this observation may not attributed to sales volume alone since most of the companies with the largest sales volume traded on the New York Exchange, which represents significantly more liquid market than the other exchanges at the time of the study. The discount today between the OTC restricted and unrestricted stock is expected to be somewhat narrowed due to technological advances in electronic communications and the advent of NASDAQ.

The Internal Revenue Service issued Ruling 77-287, "Valuation of Securities Restricted from Immediate Resale", in 1977 to establish guidelines for the valuation of restricted securities that incorporate the general findings of this study.

Gelman Study

Milton Gelman published a study in 1972 detailing his analysis of prices paid for restricted securities by four closed-end investment companies whose specialties were in restricted securities investments. The study was based on 89 transactions occurring between 1968and 1970. Gelman found that the average and median discounts were 33% while almost 60% of the transactions were at discounts of 30% and higher.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 38

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Trout Study

Robert Trout studied 60 purchases of letter stocks by mutual funds from 1968 to 1972. He sought to provide a financial model to arrive at an estimated discount for privately-traded stock. Trout used regression analysis and arrived at an average discount of 33.45% for restricted stock as compared to publicly-traded stock.

Moroney Study

Robert Moroney researched the prices paid for restricted securities by 10 registered investment companies on 146 purchases. He found that the average discount was 35.6% while the median discount was 33.0%.

Moroney further showed the discrepancy between actual cash transactions of restricted stock purchases with lower-than-average discounts for lack of marketability than had been ruled in most previous court decisions on gift and estate taxes. Prior to this study, empirical data was generally not available to benchmark lack of marketability discounts. Moroney suggested in his report that higher discount rates for lack of marketability be allowed:

     "Some appraisers have for years had a strong gut feeling that they should use far greater discounts for nonmarketability than the courts had allowed. From now on those appraisers need not stop at 35% merely because it's perhaps the largest discount clearly approved in a court decision. Appraisers can now cit a number of known arm's-length transactions in which the discount ranged up to 90%."

Maher Study

In a study similar to Moroney's, J. Michael Maher analyzed mutual fund restricted stock purchases for 1969 - 1973 period. The study found that the mean discount was 35.43%. When the top and bottom ten percent of purchases were eliminated in order to eliminate high - low risk situations, the mean discount moved slightly lower to 34.73%. Maher concluded that a discount of approximately 35% would be appropriate for lack of marketability since investors would not have the opportunity to take advantage of other investments and would have their investment at risk until shares could be offered publicly or another purchaser is found.

Standard Research Consultants Study

Private placements were studied in 1983 by the Standard Research Consultants to verify the continued validity of the SEC Instititutional Investor study. Twenty-eight private placements of restricted common stock were selected from October 1978 through June 1982; the discount ranged from 7% to 91% with a median of 45%.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 39

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Willamette Management Associates Study

From the period January 1, 1981 through May 31, 1984, purchases of private placement restricted stocks were studied. Willamette used 33 arm's-length transactions in which restricted share prices could be compared directly with the price of purchases of identical unrestricted shares within the same company at the same time. It found that restricted share prices were 31.2% below the unrestricted share prices.

Silber Study

William Silber examined 310 restricted stock transactions between 1981 and 1989. He selected 69 transactions without warrants and other special provisions, as reported by Securities Data Corporation. The discount ranged from a premium of 12.7% to a discount of 84%, with an average of approximately 34%.

FMV Opinion, Inc. Study

FMV Opinion, Inc. followed up on the SEC Study by examining over 100 restricted stock transactions from 1979 through April 1992. The average discount rate indicated by the thirteen years in the study was 23%. The study affirmed the SEC Study in that the size of the discount often correlated with the amount of earnings, sales and trading market.

The study also added three additional factors that impacted the size of the marketability discount: the dollar value of the block, the percentage size of the block being sold, and the market value of the corporation. Blocks of stock valued at less than $10 million had the highest marketability discount at 20% to 30%. As the size of the block increased pat $10 million, the discounts for marketability decreased to 10% to 20%. For blocks of stock representing in excess of ten percent ownership, discounts were higher (20% to 30%) than for blocks with less than ten percent ownership. Corporations with market capitalization in excess of $100 million showed discounts of 10% to 20% as compared to corporations with capitalization below $50 million (30% to 40%).


Summary of Restricted Stock Studies

The table below shows the restricted stock studies performed, the period of time covered, and resulting discount determined. Spanning 26 years, the level of discounts reported by the studies have been fairly consistent, however, there has been a trend toward lower discounts. The reason may be that, since the early

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 40

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------



1990s, more transactions now occur under SEC Rule 144(a), allowing restrictive securities to be more marketable.


     Study                                 Years Covered    Average Discount
     -------------------------------------   ---------      ----------------

     SEC, Overall Average (1)                1966-1969            25.80%
     SEC, Non-Reporting OTC Companies (1)    1966-1969            32.60%
     Gelman (2)                              1968-1970            33.00%
     Trout (3)                               1968-1972            33.50%(median)
     Moroney (4)                                (10)              35.60%
     Maher (5)                               1969                 35.40%
     Standard Research Consultants (6)       1978-1982            45.00%(median)
     Willamette Management Assoc, Inc. (7)   1981-1984            31.20%(median)
     Siber (8)                               1981-1988            33.80%
     FMV Opinions, Inc. (9)                  1979-1992            23.00%
     -----------------------------------------------------------------------

     (1) Discounts Involved in Purchases of Common Stock [1966-1969], Institutional Investors Study Report of the Securities and Exchange Commission, H.R. Doc. No. 64, Part 5, 92d Cong., 1st sess. 1971 pp. 2444-2456.

     (2) Milton Gelman, An Economist-Financial Analyst's Approach to Valuing Stock of a Closely-Held Company, Journal of Taxation, June 1972, pp. 353-354.

     (3) Robert R. Trout, Estimation of the Discount Associated with the Transfer of Restricted Securities, Taxes, June 1977, pp. 381-385.

     (4) Robert E. Moroney, Most Courts Overvalue Closely-Held Stocks, Taxes, March 1973, pp. 144-154.

     (5) J. Michael Maher, Discounts for Lack of Marketability for Closely-Held Business Interest, Taxes, September 1976, pp. 562-571.

     (6) Revenue Ruling 77-287 Revisited, SRC Quarterly Reports, Spring 1983, pp.1-3.

     (7)  Willamette Management Asscoiates study (unpublished).

     (8) William L. Silber, Discounts on Restricted Stock: The Impact of illiquidity on Stock Prices, Financial Analysts Journal, July-August 1991, pp. 60-64.

     (9) Lance S. Hall and Timothy C. Polacek, Strategies for Obtaining the Largest Valuation Discounts, Estate Planning, January/February 1994,

     (10) Although the years covered in this study are likely to be 1969-1972, no specific years were given in the unpublished account. pp. 38-44.

     -----------------------------------------------------------------------

IPO Studies

The focus of lack of marketability studies before the 1980s was the comparison of restricted stock prices to unrestricted stock prices. Analysts and researchers acknowledged that a difference still remained in the discount between a purchase of restricted stock that would eventually sell on the open market and the discount for a closely-held stock that may never be publicly traded. To identify this discount, prices of private transactions were compared

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 41

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


to the prices after the initial public offering by using data in the registration statements when the companies filed with the SEC to sell to the public. Two firms have performed this type of study: Robert W. Baird & Company and Willamette Management Associates.

Emory Studies

John D. Emory, First Vice President in Appraisal Services at Robert W. Baird & Company, has performed a series of studies on IPOs to determine marketability discount rates. Baird is a large, regional investment banking firm based in Milwaukee, Wisconsin. Emory has performed a total of eight studies on public offerings in eighteen month segments encompassing 12 years. The time periods are as follows: 1980-1981, 1985-1986, 1987- 1989, 1989-1990, 1990-1992, 1992-1993,
1994-1995, and 1995-1997.

The source documents for the studies were IPO prospectuses which required disclosure of security transactions between principles and insiders that took place since the beginning of the registrant's last fiscal year prior to the offering. The prospectuses were analyzed to determine the relationship between the price at the time of the offering versus the price of the latest private transaction within five months prior to the offering. Emory limited the prospectuses analyzed to companies that were financial sound, so any company with history of operating losses was eliminated, and to companies that had offering either by granting options to purchase commons stock or through the direct sale of stock. Elimination from selection were development stage companies and companies whose IPO price was less than $5.00.

After the criteria were applied, a total of 310 transactions out of 2,241 prospectuses analyzed were left for analysis in the eight studies. Taking into account the ensuring public offering and the need to withstand SEC, IRS, or judicial review gave more assurance that the pre-IPO private transactions occurred at fair market value. Emory note that the eight studies were performed in a myriad of economic conditions, but the results did not change significantly. The following table summarizes Emory's eight studies:

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 42

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


          --------------------------------------------------------------
                        # of IPO           # of             Discount
           Period      Prospectuses     Qualifying      ----------------
           Covered       Reviewed      Transactions     Mean      Median
           -------       --------      ------------     ----      ------

          1997-2000          92              53          54%        54%
          1995-1997         732              91          43%        42%
          1994-1995         318              46          45%        45%
          1992-1993         443              54          45%        44%
          1990-1992         266              35          42%        40%
          1989-1990         157              23          45%        40%
          1987-1989          98              27          45%        45%
          1985-1986         130              21          43%        43%
          1980-1981          97              13          60%        66%
                         ---------       ---------    ---------  --------
          All 9 Studies   2,241             310          47%        47%
                         =========       =========    =========  ========

          ---------------------------------------------------------------

Most of the qualifying transactions reflected options granted at fair market value while other transactions were actual stock transactions. Emory found that, on average, sale transactions have higher discounts than option transactions. The mean discount for the 67 sales transactions in the eight studies was 50%, and the median was 51%. Emory also concluded that the size of the transaction did not seem to be much of an influence on the size of the discount.

Willamette Management Associates Study

Willamette conducted twelve studies that concentrated on SEC registration statements, primarily Forms S-1 and S-18. These two forms require disclosure of all private transactions of a company's stock within three years before its public offering. The periods covered in the studies are as follows: 1975-1978, 1979, 1980-1982, 1984, 1985, 1986, 1987, 1989, 1990, 1991, and 1992. Willamette
sought to include only arm's-length transactions in the study. Private placements and repurchases of treasury stock were included; however, any stock option transaction or insider sales were eliminated from the study unless there was reason to believe it occurred at full value. Also, eliminated were any financial institutions, natural resource companies, offerings priced at or below $1.00 per share, and any offerings that included units or warrants. These offerings were deemed to have special or distinguishing characteristics that set them apart from the other transactions in the studies.

The Willamette studies then made comparisons of the price per share on private transactions ranging from 1 to 36 months before the public offering to the price per shareat the time of the offering. Since market conditions could change over the 36-month period allowed in the comparison, discounts were made in the

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 43

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


studies by using the industry stock price index at the time the private transaction and of the public offering. A total of 879 transactions were evaluated from 428 companies (if more than one transaction met the criteria, all were included). The Willamette results showed that median discount for private transaction prices compared to public offering prices for the time periods studied ranged from 39.1% to 80.5%.

The Willamette studies also made the same comparisons using the price/earnings ratios of the private transactions and the public offerings. Again, if market conditions had changed over this time span, a discount was made by using the industry average price/earnings ratios at the time of the private transaction and at the time of the offering. For this comparison, the Willamette studies analyzed 503 transactions from 296 companies. The discounts for private transaction price/earnings ratios as compared to public offering price/earnings ratios ranged from 31.8% to 74.4%.

Summary of IPO Studies

Both the Emory and Willamette studies showed higher average marketability discounts as compared to the restrictive stock studies. The IPO studies support a discount of approximately 45% while the restrictive stock studies support a discount of approximately 35%. Due to the more recent time periods for these studies, the IPO-implied discount for lack of marketability is generally thought to be truer measure for closely-held securities than the restricted stock studies.

Summary of Discount for Lack of Marketability Studies

The lack of marketability studies reinforce the belief that privately-held minority interests should be significantly adjusted as compared to publicly-held minority interests. Reflecting on his work, Emory stated:

     "The final question to be answered is that if these kinds of discounts are appropriate for promising situations where marketability is probable, but not a certainty, how much greater should discounts be for the more typical company's stock that has no marketability, little if any chance of ever becoming marketable, and is in a neutral to unpromising situation?

     "In summary, the size of the discount for lack of marketability depends on the individual situation. While there is not one discount for lack of marketability applicable at all times to all situations, it is apparent that the lack of marketability is one of the most important components of value, and the public marketplace emphasizes this point."

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 44

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Mandelbaum Decision

In Bernard Mandelbaum et al v. Commission (T.C. Memo 1995-255) the Court recognized and accepted the 35% and 45% discount results of the restricted stock and IPO studies, respectively, and applied its own qualitative assessment of nine factors that would increase, decrease, or have no effect on these benchmarks for lack of marketability. The factors considered were:

     1.   Financial statement analysis.

     2.   Company's dividend policy.

     3. Nature of the company, its history, its position in the industry, and its economic outlook.

     4.   Company's management.

     5.   Amount of control in transferred shares.

     6.   Restrictions on transferability of stock.

     7.   Expected holding period of stock.

     8.   Company's redemption policy.

     9.   Costs associated with making a public offering.

Many of these factors overlap those implicitly or explicitly considered in the discount studies and in Revenue Ruling 59-60.

LACK OF MARKETABILITY VALUATION ADJUSTMENT SUMMARY
--------------------------------------------------

Based on the above studies, the following similarities and/or differences should be noted in comparing the Company to those of the studies. The following are specific attributes of the Company:


     o The shareholders have basically relied upon one primary buyer (the Company) to make the market for the Company's shares for at least five years prior to the date of this valuation report;

     o The Company, as compared to many other publicly traded companies, is not as technically advanced;

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 45

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


     o The Company, as compared to many other publicly traded companies, is operated by only 3 employees and one contract employee;

     o The Company, as compared to many other publicly traded companies, does not have the same level of financial sophistication and ability to access the market for additional capital or debt;

     o The shareholders of the Company are subject to receiving a return on their investment solely through either distributions of earnings which has not occurred in the five years prior to the date of this valuation or through the liquidation of the underlying assets of the Company which has not been considered by management of the Company.

     o Management of the Company is not as sophisticated as the executives that manage the companies in the studies.

In summary, an investor in the Company is subject to low market liquidity, and greater risks (perceived and actual) than the companies in the studies. However, the Company is well capitalized. As a result, a willing buyer - willing seller would adjust the value accordingly. In that regard, we have adjusted the net asset value by 15% to represent the lack of marketability discount.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 46

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                               VALUATION ANALYSIS
                               ------------------

PUBLIC COMPARABLE (GUIDELINE) APPROACH
--------------------------------------

The primary basis for the Market Approach - Guideline Public Company data comes from financial institutions that have publicly traded stock on either the New York Stock Exchange (NYSE), American Stock Exchange (AMEX), or National Association of Securities Dealers (Nasdaq). In selecting the appropriate guideline companies to be utilized in the market approach valuation analysis, various factors and attributes were considered and evaluated. Various factors that were considered include, but are not limited to the following:

     1.     Capital structure             7.     Products
     2.     Credit status                 8.     Markets
     3.     Depth of management           9.     Earnings
     4.     Personnel experience          10.    Dividend-paying capacity
     5.     Nature of competition         11.    Book value
     6.     Maturity of the business      12.    Position of company in industry

Based on our research, we have selected 6 publicly held companies that are in the same industry with similar operations. A summary of these companies are as follows:

Credo Petroleum Corp.

Credo Petroleum Corp. ("Credo") and its wholly owned subsidiaries, SECO Energy Corp. and United Oil Corp., are independent oil an gas companies which engage in oil and gas acquisition, exploration, development and production activities mainly in the Mid-Continent and Rocky Mountain regions of the United States. Credo's primary business activities are oil and gas production, operation of oil and gas properties for the Credo's interest and for the interest of third parties, purchasing producing oil and gas properties, and exploration for and development of oil and gas properties.

Credo's staff oversee the operations of existing properties, evaluate property acquisition opportunities and drilling prospects, and oversee drilling and completion of new wells. Operations are concentrated on shallow to medium depth properties generally ranging from 7,000 to 10,000 feet.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 47

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Equity Oil Co.

Equity Oil Co. ("Equity") is an independent oil and gas exploration and production company, currently conducting its business in eight states and two Canadian provinces. Equity is also a 50% shareholder in Symskaya Exploration, Inc. which is licensed to operate in Russia. Headquartered in Salt Lake City, Equity also maintains an exploration office in Denver, Colorado and field office in Cody, Wyoming and Vernal, Utah.

During the last five years, revenues from the sale of oil and gas have accounted for more than 90% of the total revenue, while remaining revenue have come from other sources, including interest income and invested funds.

The majority of Equity's oil production occurs in Colorado and other Rocky Mountain states, and the Canadian provinces of Alberta and British Columbia. Its crude oil production is sold under short-term contracts at current posted prices for each geographic area, less applicable quality or transportation tariffs, plus negotiated bonuses. The bulk of its natural gas production occurs in Wyoming and the Canadian province of Alberta.

Aspen Exploration Corp.

Aspen Exploration Corp. ("Aspen") is primarily engage in the development of its oil and gas reserves in California. Its major emphasis has been on its participation in the oil and gas segment, acquiring interests in producing oil or gas properties, and participating in drilling operations. While Aspen sold its interest in producing properties in Montana, North Dakota, Oklahoma and Texas, it has acquired a number of interests in oil and gas properties in California.

Georesources Inc.

Georesouces Inc. ("GI") operates in two business segments:

1.   Oil and gas exploration, development and production; and,

2. Mining of leonardite and manufacturing of leonardite based products which are sold primarily as oil and gas drilling mud additives.

GI's oil and gas exploration and production efforts are concentrated on oil properties in the North Dakota and Montana portions of the Williston Basis. In addition, GI operates a leonardite mine and processing plant in Williston, North Dakota. Leonardite is mined from leased reserves and processed t make a basic product that can be sold as is, or blended with other substances to make several different dry, free flowing powders primarily for the oil well drilling mud industry.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 48

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


Maynard Oil Co.

Maynard Oil Co. ("Maynard") operates an independent oil and gas concern, engaged primarily in the production and exploration phases of oil and gas business. Maynard's oil and gas operations are conducted exclusively in the United States, primarily in Texas, Oklahoma, and New Mexico.

Royale Energy Inc.

Royale Energy Inc. ("Royale") conducts the majority of its operations in major geological basins in Northern California. Royale mainly acquires its oil and gas interest through private joint ventures, and offers fractional working interest in undeveloped wells to finance drilling costs.

Guideline Company Financial Data

A summary of the selected guideline company's financial condition, operations, performance and valuation ratios is included on Exhibit 8.

Valuation Analysis

The price-to-earnings, price-to-sales, and price-to-book value represents the price (value) as a multiple of the earnings, sales, and book value. For example, if a company's earnings per share was $1 and the price-to-earnings ratio was 20, the value of the share of stock would be $20. In addition, if the equity value (assets less liabilities) of a share was $10 and the price-to-equity value was 2, the value of the share of stock would be $20.

The stock price (value) of a public traded company represents a marketable security that has a minority interest element or discount; the security can be bought or sold relatively easy and fast with the owner of the stock not being able to have significant influence on the company's operations. When a public company is purchased by an other public company or taken private, the purchase price of the stock usually includes a premium or a value that is in excess of the previously reported value since the purchaser now controls the company's operations, assets, and future destiny.

Exhibit 9 illustrates the valuation multiples (price/earnings; price/sales; price/book) for the latest twelve months for each of the above noted guideline companies. Based on the uideline company multiple adjustment discussed in the Valuation Adjustment Studies section of this report, we have applied a fifteen percent (15%) discount to these valuation multiples. We recognize the Company's historical earnings have not been sufficient and/or consistent to rely upon to determine a reasonable conclusion of the fair market value of the Company as the single approach. We have utilize the price/earnings valuation ratio which will

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 49

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


be weighted with other indications of value to give to derive the Company's fair market value. The results of this analysis indicates that the marketable, minority interest value of 100% ownership of the Company to be as follows:


         Price / Earnings                                 $5,499,000

         Price / Sales                                    $4,663,431

         Price / Book                                     $2,959,729

The above three valuation results are reconciled in the Valuation Conclusion section of this report.

ADJUSTED NET ASSETS
-------------------

The Company has not reported sufficient earnings to reflect the fair market value of the Company. Therefore, the Company's adjusted net assets may represent the fair market value of the Company. Exhibit 10 of this reports provides our analysis of the value of the Company's common stock utilizing the net asset value as follows:

1. We adjusted the Company's assets and liabilities to reflect their fair value as follows:

     a. We adjusted the oil and gas properties to their current value based on management's representation. The Company did not have a reserve study completed as of the date of the valuation or the date of this valuation report date;

     b. We increased the short-term investment position of the Company to reflect the sell of oil and gas properties subsequent to September 30, 2000 and prior to December 31, 2000;

     c. We increased the deferred tax liability related to the tax free exchange of the sale of oil and gas ownership;

     d. We adjusted stockholders' equity to reflect the Company's repurchase and retire of the Company's common stock subsequent to September 30, 2000 and prior to December 31, 2000 and for the fourth quarter estimated net income

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 50

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


The results of this analysis indicates that the marketable, minority interest value of 100% ownership of the Company as of December 31, 2000 is:

                                   $3,231,094

The above valuation result is reconciled in the Valuation Conclusion section of this report.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 51

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                               CONCLUSION OF VALUE
                               -------------------

Each of the valuation methods utilized have been based on the ownership level of value of a marketable security with a minority interest discount. We weighted the valuation methods equally (25%) as they all appear to be reasonable based on the facts and circumstances as of the date of the valuation. This is illustrated on Exhibit 11. Our analysis indicates the fair market value of an ownership interest in one non-controlling voting common stock as of December 31, 2000 is $1.24. The limited trading activity of the Company's stock during 2000, indicates a trading value of the Company's stock is between $0.75 to $2.003. Based on review of all the stock transactions for the year ended December 31, 2000, nearly all shares of the Company stock were indicated a trading value between $1.25 and $1.50.

Based on the assumptions, limited conditions, and analytical procedures as described in the attached report as well as the facts and circumstances as of the valuation date, we are of the opinion that the total fair market value of one non-controlling voting common stock share in Great Northern Gas Company as of December 31, 2000, is as:

                                      $1.50

In arriving at our conclusion, neither Saltzman Hamma Nelson Massaro LLP nor any of its partners or employees, has any present or contemplated financial interest in Great Northern Gas Company or related entities and we are not associated with any of the principals in any other venture. Our fees, for this valuation, are based upon our normal hourly billing rates, and are in no way contingent upon the results of our findings. We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

-------------------------

     3 We noted only one transaction for $2.00 a share which involved 1,500 shares of common stock repurchased by, and retired by the Company.

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 52

GREAT NORTHERN GAS COMPANY                             BUSINESS VALUATION REPORT
--------------------------------------------------------------------------------


                             CERTIFICATION STATEMENT
                             -----------------------

I hereby certify the following statements regarding this valuation report:

1.   The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

3. I have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

4. Our compensation is not contingent on an action or event resulting from the analyses, opinions, and conclusions in, or the use, this report.

5. Our analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of the Professional Appraisal Practice.

6. No one provided significant professional assistance to the individual signing this report.




/s/ Scott R. Saltzman
---------------------
Scott R. Saltzman,
CPA, CVA, ASA, DABFA

                                   * * * * *

--------------------------------------------------------------------------------
SALTZMAN HAMMA NELSON MASSARO LLP                                        PAGE 53

                                                                       Exhibit 1

                           Great Northern Gas Company
                               Common Stock Price


     Year             Quarter           High              Low
----------------  ---------------  --------------   --------------

     1996 1             1st             $ 1.00           $  1.00
     1996 1             2nd             $ 1.00           $  1.00
     1996 1             3rd             $ 1.12           $  1.12
     1996 1             4th             $ 1.38           $  1.38

     1997 1             1st             $ 1.25           $  1.25
     1997 1             2nd             $ 1.25           $  1.25
     1997 1             3rd             $ 1.50           $  1.50
     1997 1             4th             $ 1.50           $  1.50

     1998 1             1st             $ 1.50           $  1.25
     1998 1             2nd             $ 1.50           $  1.25
     1998 1             3rd             $ 1.25           $  1.00
     1998 1             4th             $ 1.00           $ 0.875

     1999 1             1st             $ 0.75           $  0.75
     1999 1             2nd             $ 0.75           $  0.75
     1999 1             3rd             $ 0.75           $  0.75
     1999 1             4th             $ 0.75           $  0.75

     2000 2             1st             $ 0.75           $  0.75 3
     2000 2             2nd             $ 0.75           $  0.75 3
     2000 2             3rd             $ 1.25           $  1.15
     2000 2             4th             $ 1.50           $  1.25


1    Agreed to the Company's SEC 10-KSB, audited financial statements.

2 Agreed to the Company's internally prepared records as the Company acts the transfer agent.

3 There were not stock transaction during the first and second quarters of the year.

Note:   SHNM noted one transaction subsequent to December 31, 2000 (January 22,
---- 2001) for which the Company purchased its stock for $2.00 a share and then retired the stock.

                                                                                                                      Exhibit 2


                                                      Great Northern Gas Company
                                                             Balance Sheets


                                                                                             December 31,
                                                    September      ------------------------------------------------------------
                                                    30, 2000 1        1999 2          1998 2          1997 2           1996 2
                                                   ------------    ------------    ------------    ------------    ------------

Current assets
     Cash                                          $  1,456,883    $  1,516,081    $  2,075,657    $  1,812,386    $  1,404,099
     Accounts receivable
         Oil and gas sales                               52,682          43,836          24,469          90,902         132,054
         Joint interest billings                         85,636           4,336         162,349         139,201         116,005
         Affiliate                                        1,103           1,103            --              --              --
     Short-term investments                             372,396            --              --              --           242,474
     Other                                                9,619           9,619           9,619           9,619          22,939
                                                   ------------    ------------    ------------    ------------    ------------
     Total current assets                             1,978,319       1,574,975       2,272,094       2,052,108       1,917,571
                                                   ------------    ------------    ------------    ------------    ------------

Property and equipment
     Oil and gas properties (full cost method)        2,237,521       2,546,038       2,054,565       2,682,627       3,327,289
     Furniture, fixtures, and automobiles                35,433          35,433          60,105          60,105          57,660
                                                   ------------    ------------    ------------    ------------    ------------
                                                      2,272,954       2,581,471       2,114,670       2,742,732       3,384,949
     Less accumulated depreciation                   (1,098,437)     (1,013,993)       (899,775)       (881,735)     (1,224,116)
                                                   ------------    ------------    ------------    ------------    ------------
      Net property and equipment                      1,174,517       1,567,478       1,214,895       1,860,997       2,160,833
                                                   ------------    ------------    ------------    ------------    ------------

Total assets                                       $  3,152,836    $  3,142,453    $  3,486,989    $  3,913,105    $  4,078,404
                                                   ============    ============    ============    ============    ============

Current liabilities
     Accounts payable
         Oil and gas sales                         $    164,018    $    124,360    $    153,902    $    229,707    $    115,866
         Taxes payable                                   44,103          64,886          10,847          17,286          51,840
         Other                                            5,979           9,667          78,189         112,503          20,410
                                                   ------------    ------------    ------------    ------------    ------------
      Total current liabilities                         214,100         198,913         242,938         359,496         188,116
                                                   ------------    ------------    ------------    ------------    ------------

Deferred income taxes                                   185,753          84,978         201,128         192,161         172,167
                                                   ------------    ------------    ------------    ------------    ------------

Stockholders' equity
     Common stock                                        28,102          30,727          30,797          32,975          36,033
     Additional paid-in capital                      38,351,964      38,674,814      38,680,024      39,004,013      39,502,517
     Accumulated deficit                            (35,627,083)    (35,846,979)    (35,667,898)    (35,675,540)    (35,820,429)
                                                   ------------    ------------    ------------    ------------    ------------
     Total stockholders' equity                       2,752,983       2,858,562       3,042,923       3,361,448       3,718,121
                                                   ------------    ------------    ------------    ------------    ------------

Total liabilities and stockholders' equity         $  3,152,836    $  3,142,453    $  3,486,989    $  3,913,105    $  4,078,404
                                                   ============    ============    ============    ============    ============


 1   Agreed to the Company's SEC 10-QSB.
 2   Agreed to the Company's SEC 10-KSB, audited financial statements.





                                                                                                                   Exhibit 3

                                                  Great Northern Gas Company
                                                 Balance Sheets - Common Size


                                                                                           December 31,
                                                        September      ------------------------------------------------------
                                                        30, 2000 1       1999 2          1998 2        1997 2        1996 2
                                                       -----------     -----------     ----------    ----------    ----------

Current assets
     Cash                                                  46.21%         48.25%         59.53%        46.32%        34.43%
     Accounts receivable
         Oil and gas sales                                  1.67%          1.39%          0.70%         2.32%         3.24%
         Joint interest billings                            2.72%          0.14%          4.66%         3.56%         2.84%
         Affiliate                                          0.03%          0.04%          0.00%         0.00%         0.00%
     Short-term investments                                11.81%          0.00%          0.00%         0.00%         5.95%
     Other                                                  0.31%          0.31%          0.28%         0.25%         0.56%
                                                          -------        -------        ------        ------         ------
     Total current assets                                  62.75%         50.12%         65.16%        52.44%        47.02%
                                                          -------        -------        ------        ------         ------

Property and equipment
     Oil and gas properties (full cost method)             70.97%         81.02%         58.92%        68.55%        81.58%
     Furniture, fixtures, and automobiles                   1.12%          1.13%          1.72%         1.54%         1.41%
                                                          -------        -------        ------        ------        ------
                                                           72.09%         82.15%         60.64%        70.09%        83.00%
     Less accumulated depreciation                        (34.84%)       (32.27%)       (25.80%)      (22.53%)      (30.01%)
                                                          -------        -------        ------        ------        ------
     Net property and equipment                            37.25%         49.88%         34.84%        47.56%        52.98%
                                                          -------        -------        ------        ------        ------

Total assets                                              100.00%        100.00%        100.00%       100.00%       100.00%
                                                          =======        =======        =======       =======       =======


Current liabilities
     Accounts payable
         Oil and gas sales                                  5.20%          3.96%          4.41%         5.87%         2.84%
         Taxes payable                                      1.40%          2.06%          0.31%         0.44%         1.27%
         Other                                              0.19%          0.31%          2.24%         2.88%         0.50%
                                                          -------        -------        ------        ------        ------
     Total current liabilities                              6.79%          6.33%          6.97%         9.19%         4.61%
                                                          -------        -------        ------        ------        ------

Deferred income taxes                                       5.89%          2.70%          5.77%         4.91%         4.22%
                                                          -------        -------        ------        ------        ------

Stockholders' equity
     Common stock                                           0.89%          0.98%          0.88%         0.84%         0.88%
     Additional paid-in capital                          1216.43%       1230.72%       1109.27%       996.75%       968.58%
     Accumulated deficit                                (1130.00%)     (1140.73%)     (1022.89%)     (911.69%)     (878.30%)
                                                         -------        -------        -------        ------        ------
     Total stockholders' equity                            87.32%         90.97%         87.27%        85.90%        91.17%
                                                          -------        -------        ------        ------        ------

Total liabilities and stockholders' equity                100.00%        100.00%        100.00%       100.00%       100.00%
                                                          =======        =======        =======       =======       =======


1  Agreed to the Company's SEC 10-QSB.
2  Agreed to the Company's SEC 10-KSB, audited financial statements.





                                                                                                                      Exhibit 4

                                                 Great Northern Gas Company
                                                   Ratio Analysis Summary


                                                                                             December 31,
                                                        September       --------------------------------------------------------
                                          RMA 1         30, 2000         1999             1998           1997             1996
                                       -----------------------------------------------------------------------------------------

Liquidity ratios
     Current ratio                        0.80            9.24            7.92            9.35            5.71            10.19
     Quick ratio                          0.40            9.20            7.87            9.31            5.68            10.07
     Sales/ Receivables                 198.70            6.91           10.32            7.71            7.28             3.52
     Days' Receivable                     N/A            52.81           35.38           47.36           50.10           103.84
     Sales / Working capital             (8.30)           0.54            0.36            0.71            0.99             0.50


Leverage ratios
     Net fixed assets / Net worth         1.40            0.43            0.55            0.40            0.55             0.58
     Total liabilities / Net worth        1.70            0.15            0.10            0.15            0.16             0.10


Operating ratios
     % Profits before taxes /
         Net worth                         N/A           12.88          (10.33)           0.90           5.60            (1.01)
     % Profits before taxes /
         Total assets                     3.60           11.25           (9.39)           0.79            4.81           (0.92)
     Sales / Total assets                 0.50            0.30            0.16            0.41            0.43            0.21


1 RMA Annual Statement Studies 2000/2001, SIC 1311, NAICS 211111, Total sales $0 to $1 million.





                                                                                                                         Exhibit 5

                                                      Great Northern Gas Company
                                                        Statement of Operations


                                          Nine Months                                  Year Ended December 31,
                                           Ended Sept.      -----------------------------------------------------------------------
                                           30, 2000 1            1999 2              1998 2             1997 2           1996 2
                                         ---------------    ---------------     --------------    --------------     --------------

Revenues
     Oil and gas sales                   $       406,637    $       402,879     $      806,434    $    1,108,371     $      740,889
     Gain on sale of properties
         and equipment                           396,567              2,552            477,332           351,760               --
     Interest and other income                   152,750             91,537            156,081           216,108            131,066
                                         ---------------    ---------------     --------------    --------------     --------------
     Total revenue                               955,954            496,968          1,439,847         1,676,239            871,955
                                         ---------------    ---------------     --------------    --------------     --------------

Costs and expenses
     Lease operating                             200,846            155,970            434,897           391,718            279,231
     Production taxes                             13,012             19,957             40,447            84,075             46,544
     Depreciation, depletion and
         amortization                             84,445            139,810            224,333           274,675            230,338
     General and administrative                  302,979            476,462            712,714           737,528            353,355
                                         ---------------    ---------------     --------------    --------------     --------------
     Total costs and expenses                    601,282            792,199          1,412,391         1,487,996            909,468
                                         ---------------    ---------------     --------------    --------------     --------------

Earnings/Loss before income taxes                354,672           (295,231)            27,456           188,243            (37,513)
                                         ---------------    ---------------     --------------    --------------     --------------

Provision for income tax expense
     (benefit)
         Current                                  34,000               --               10,847            23,360             (6,074)
         Deferred                                100,775           (116,150)             8,967            19,994             (9,858)
     Total provision for income tax      ---------------    ---------------     --------------    --------------     --------------
         expense (benefit)                       134,775           (116,150)            19,814            43,354            (15,932)
                                         ---------------    ---------------     --------------    --------------     --------------

Net earnings (loss)                      $       219,897    $      (179,081)    $        7,642    $      144,889     $      (21,581)
                                         ===============    ===============     ==============    ==============     ==============


1 Agreed to the Company's SEC 10-QSB.
2 Agreed to the Company's SEC 10-KSB, audited financial statements.

                                                                                                                        Exhibit 6


                                             Great Northern Gas Company
                                               Statement of Operations


                                       Nine Months                              Year Ended December 31,
                                       Ended Sept.     --------------------------------------------------------------------------
                                        30, 20001          1999 2               1998 2             1997 2             1996 2
                                    ---------------    ---------------     ---------------    ---------------     ---------------

Revenues
     Oil and gas sales                     42.54%              81.07%              56.01%              66.12%              84.97%
     Gain on sale of properties             0.00%               0.00%               0.00%               0.00%               0.00%
         and equipment                     41.48%               0.51%              33.15%              20.99%               0.00%
     Interest and other income             15.98%              18.42%              10.84%              12.89%              15.03%
                                    ---------------    ---------------     ---------------    ---------------     ---------------
     Total revenue                        100.00%             100.00%             100.00%             100.00%             100.00%
                                    ---------------    ---------------     ---------------    ---------------     ---------------

Costs and expenses
     Lease operating                       21.01%              31.38%              30.20%              23.37%              32.02%
     Production taxes                       1.36%               4.02%               2.81%               5.02%               5.34%
     Depreciation, depletion and
         amortization                       8.83%              28.13%              15.58%              16.39%              26.42%
     General and administrative            31.69%              95.87%              49.50%              44.00%              40.52%
                                    ---------------    ---------------     ---------------    ---------------     ---------------
        Total costs and expenses           62.90%             159.41%              98.09%              88.77%             104.30%
                                    ---------------    ---------------     ---------------    ---------------     ---------------

Earnings/Loss before income taxes          37.10%             -59.41%               1.91%              11.23%              -4.30%
                                    ---------------    ---------------     ---------------    ---------------     ---------------

Provision for income tax expense
     (benefit)
         Current                            3.56%               0.00%               0.75%               1.39%              -0.70%
         Deferred                          10.54%             -23.37%               0.62%               1.19%              -1.13%
     Total provision for income tax
                                    ---------------    ---------------     ---------------    ---------------     ---------------
         expense (benefit)                 14.10%             -23.37%               1.38%               2.59%              -1.83%
                                    ---------------    ---------------     ---------------    ---------------     ---------------

Net earnings (loss)                        23.00%             -36.03%               0.53%               8.64%              -2.48%
                                    ===============    ===============     ===============    ===============     ===============


1 Agreed to the Company's SEC 10-QSB.
2 Agreed to the Company's SEC 10-KSB, audited financial statements.




                                                                                                                           Exhibit 7

                                                       Great Northern Gas Company
                                                   Statements of Stockholders' Equity




                                                        Common Stock               Additional
                                               ------------------------------        Paid-In        Accumulated
                                                 Shares             Amount           Capital           Deficit             Total
                                               ------------      ------------      ------------      ------------     --------------

Balance, January 1, 1996                          3,913,725      $     39,137      $ 39,824,284      $(35,798,848)     $  4,064,573

Shares acquired for retirement                     (310,412)           (3,104)         (321,767)             --            (324,871)

Net earnings                                           --                --                --             (21,581)          (21,581)
                                               ------------      ------------      ------------      ------------      ------------

Balance, December 31, 1996                        3,603,313            36,033        39,502,517       (35,820,429)        3,718,121

Shares acquired for retirement                     (305,970)           (3,058)         (498,504)             --            (501,562)

Net earnings                                           --                --                --             144,889           144,889
                                               ------------      ------------      ------------      ------------      ------------

Balance, December 31, 1997                        3,297,343            32,975        39,004,013       (35,675,540)        3,361,448

Shares acquired for retirement                     (217,633)           (2,178)         (323,989)             --            (326,167)

Net earnings                                           --                --                --               7,642             7,642
                                               ------------      ------------      ------------      ------------      ------------

Balance, December 31, 1998                        3,079,710            30,797        38,680,024       (35,667,898)        3,042,923

Shares acquired for retirement                       (7,020)              (70)           (5,210)             --              (5,280)

Net earnings                                           --                --                --            (179,081)         (179,081)
                                               ------------      ------------      ------------      ------------      ------------

Balance, December 31, 1999                        3,072,690            30,727        38,674,814       (35,846,979)        2,858,562

Shares acquired for retirement                     (262,455)           (2,625)         (322,850)             --            (325,475)

Net earnings                                           --                --                --             219,897           219,897
                                               ------------      ------------      ------------      ------------      ------------

Balance, September 30, 2000                       2,810,235            28,102        38,351,964       (35,627,082)        2,752,984

Shares acquired for retirement                       (5,515)             (552)           (7,721)             --              (8,273)

Net earnings (estimated)                               --                --                --             600,000           600,000
                                               ------------      ------------      ------------      ------------      ------------

Balance, December 31, 2000                        2,804,720      $     27,551      $ 38,344,243      $(35,027,082)     $  3,344,712
                                               ============      ============      ============      ============      ============








                                                                                                                           Exhibit 8

                                                      Great Northern Gas Company
                                              Comparable (Guideline) Data - Balance Sheets

                                                                                                                               Long-
                           Current  Property &   Total     Current    Long-tern                     Sales/                     term
                            Assets  Equipment   Assets   Liabilities Liabilities  Equity  Current   Working  Sales/  Equity/   debt/
                            ($Mil)  ($Mil)      ($Mil)    ($Mil)       ($Mil)     ($Mil)   Ratio    Capital  Assets  Assets   Equity
                           ---------------------------------------------------------------------------------------------------------

Credo Petroleum Corp.        5.917     6.735    13.506     1.211         --       10.387    4.886    0.720    0.251    0.769     --
Equity Oil Co.               6.420    39.585    46.394     2.319       9.500      30.987    2.768    5.323    0.251    0.668   0.307
Aspen Exploration Corp.      2.866     1.560     4.665     2.516         --        2.149    1.139    5.046    0.251    0.461     --
Geosources Inc.              1.730     5.522     7.398     0.893       0.731       5.523    1.937    5.976    0.251    0.747   0.132
Maynard Oil Co.             31.177    72.690   103.867    17.021      26.776      59.686    1.832    3.247    0.251    0.575   0.449
Royale Energy Inc.           4.074    12.983    17.443     5.746       4.150       7.547    0.709   (5.331)   0.251    0.433   0.550

Average                                                                                     2.212    2.497    0.251    0.609   0.240
Median                                                                                      1.884    4.146    0.251    0.621   0.219

Great Northern Gas Co.      1.978     0.900      3.152     0.214      --           2.753   9.2433    0.680    0.251    0.873     --



                                                         Great Northern Gas Company
                                     Comparable (Guideline) Data - General and Statements of Operations

                                                                                                    Net
                                                   Fiscal    Number of   Sales   EBITDA    EBIT    Income   Gross    EBITDA   EBIT
                           Ticker     Exchange    Year End   Employees  ($Mil)  ($Mil)    ($Mil)   ($Mil)   Margin   Margin   Margin
-                          ---------------------------------------------------------------------------------------------------------

Credo Petroleum Corp.        CRED      NASDAQ      Oct-2000       9      3.388    1.562     1.081    1.347   72.4%    46.1%    31.9%
Equity Oil Co.               EQTY      NASDAQ      Sep-2000      21     21.831   10.210     6.199    4.018   67.8%    46.8%    28.4%
Aspen Exploration Corp.      3ASPN     NASDAQ      Sep-2000       3      1.766    1.076     0.816    0.771   89.3%    60.9%    46.2%
Geosources Inc.              GEOI      NASDAQ      Sep-2000      13      5.002    2.317     1.632    1.406   54.4%    46.3%    32.6%
Maynard Oil Co.              MOIL      NASDAQ      Sep-2000      41     45.958   29.620    20.416   11.822   74.3%    64.5%    44.4%
Royale Energy Inc.           ROYL      NASDAQ      Sep-2000     182      8.913    3.086     1.668    1.233   65.2%    34.6%    18.7%

Average                                                                                                      70.6%    49.9%    33.7%
Median                                                                                                       70.1%    46.6%    32.3%

Great Northern Gas Co.       GTG       Pacific     Dec-2000       4      1.200    0.439     0.354    0.400   33.3%    36.6%    29.5%





                                                                                      Exhibit 9

                                Great Northern Gas Company
                              Comparable (Guideline) Company
                                Valuation Multiple Analysis
                                     Valuation Summary


                                                            Trailing Twelve Months
                                               -------------------------------------------------
                                                 Price /           Price /              Price /
                                                  Book             Earnings             Sales
                                               ----------        -----------          ----------

Credo Petroleum Corp.                             1.17               15.56                4.65
Equity Oil Co.                                    0.95                9.68                2.03
Aspen Exploration Corp.                           1.07                5.71                2.84
Geosources Inc.                                   1.08                5.71                1.60
Maynard Oil Co.                                   0.82                9.50                1.86
Royale Energy Inc.                                1.57               12.50                3.07


Average                                           1.11                9.78                2.67

Median                                            1.08                9.59                2.43


Comparable (Guideline) company medians            1.08                9.59                2.43
                                                     x                   x                   x
Valuation adjustment (15%)                          85%                85%                 85%
                                       ---------------     ---------------     ---------------

Adjusted valuation multiples                      0.92                8.15                2.07
                                                     x                   x                   x
Great Northern Gas Company
     Book / Earnings / Sales           $     3,231,094     $       674,560     $     2,255,954
                                       ---------------     ---------------     ---------------

Minority ownership interest            $     2,959,729     $     5,499,000     $     4,663,431
                                       ===============     ===============     ===============



                                                                                                       Exhibit 10

                                              Great Northern Gas Company
                                                  Adjusted Net Assets


                                                          September                                    Adjusted
                                                          30, 2000 1            Adjustments          Net Assets 2
                                                         ------------          ------------          ------------

Current assets
     Cash                                                $  1,456,883          $    (39,912)         $  1,416,971
     Accounts receivable
         Oil and gas sales                                     52,682               (19,259)               33,423
         Joint interest billings                               85,636                85,636
         Affiliate                                              1,103                 1,103
     Note receivable                                             --                 223,647               223,647
     Short-term investments                                   372,396               934,884             1,307,280
     Other                                                      9,619                 9,619
                                                         ------------          ------------          ------------
     Total current assets                                   1,978,319             1,099,360             3,077,679
                                                         ------------          ------------          ------------

Property and equipment
     Oil and gas properties (full cost method)              2,237,521              (315,442)            1,922,079
     Furniture, fixtures, and automobiles                      35,433                35,433
                                                         ------------          ------------          ------------
                                                            2,272,954              (315,442)            1,957,512
     Less accumulated depreciation                         (1,098,437)           (1,098,437)
                                                         ------------          ------------          ------------
     Net property and equipment                             1,174,517              (315,442)              859,075
                                                         ------------          ------------          ------------


Total assets                                             $  3,152,836          $    783,918          $  3,936,754
                                                         ============          ============          ============


Current liabilities
     Accounts payable
         Oil and gas sales                               $    164,018          $     (6,638)         $    157,380
         Taxes payable                                         44,103                44,103
         Other                                                  5,979                 5,979
                                                         ------------          ------------          ------------
     Total current liabilities                                214,100                (6,638)              207,462
                                                         ------------          ------------          ------------

Deferred income taxes                                         185,753               312,445               498,198
                                                         ------------          ------------          ------------

Stockholders' equity
     Common stock                                              28,102                  (552)               27,551
     Additional paid-in capital                            38,351,964                (7,721)           38,344,243
     Accumulated deficit                                  (35,627,083)              486,384           (35,140,700)
                                                         ------------          ------------          ------------
      Total stockholders' equity                            2,752,983               478,111             3,231,094
                                                         ------------          ------------          ------------

Total liabilities and stockholders' equity               $  3,152,836          $    783,918          $  3,936,754
                                                         ============          ============          ============



1 Agreed to the Company's SEC 10-QSB.
2 Based on management's representation - December 31, 2000.




                                                                      Exhibit 11


                     Great Northern Gas Company
                        Valuation Conclusion
                         December 31, 2000


                                                                     Value           Weighting              Total
                                                                --------------     -------------          ------------

Comparable (Guideline) company - Price / Book                     $ 2,959,729   x       25%        =       $   739,932
Comparable (Guideline) company - Price / Earnings                 $ 5,499,000   x       25%        =       $ 1,374,750
Comparable (Guideline) company - Price / Sales                    $ 4,663,431   x       25%        =       $ 1,165,858
Adjusted Net Assets                                               $ 3,231,094   x       25%        =       $   807,774
                                                                                                           ------------


Minority ownership interest value of the total Company                                                     $ 4,088,314
                                                                                                                     x
Lack of marketability discount (15%)                                                                                85%
                                                                                                           -----------

Fair market value of the Company with lack of marketability
     and minority interest discounts                                                                       $  3,475,067

Common stock shares issued and outstanding                                                                    2,804,720
                                                                                                           ------------

Fair market value of minority interest common stock                                                        $       1.24
                                                                                                           ============


Price range of the Company's common stock in 2000                                           $ 1.25  to     $       2.00
                                                                                         ==========        ============

Price range of the Company's common stock as of
     December 31, 2000                                                                                     $       1.50
                                                                                                           ============

Price range of the Company's common stock subsequent
     December 31, 2000 and through February 19, 2001                                        $ 1.00  to     $       1.50
                                                                                         ==========        ============

Conclusion regarding the fair market value of a
     common stock share of Great Northern Gas
     Company as of December 31, 2000                                                                       $       1.50
                                                                                                           ============

                               Items 17(d) and (e)
         Letter to shareholders, enclosing a copy of Articles of Merger between the Issuer and St. Francis and Notice of Dissenter's Rights

To the Shareholders of Great Northern Gas Company:

     By a consent resolution dated March 8, 2001, the directors of Great Northern Gas Company (the "Company") voted to merge (the "Merger") the Company into St. Francis Resources Inc. ("St. Francis"), the owner of 95.13% of the issued and outstanding shares of common stock of the Company. Pursuant to the Articles of Merger approved by the Company's directors, upon effectuation of the Merger, the Company will cease to exist, all of the shares of the Company's stock which are not owned by St. Francis will be exchanged for cash in the amount of $1.50 per share upon surrender of certificates representing the shares or a lost certificate bond or other documentation appropriate where no certificate can be located, and all issued and outstanding shares of the Company's common stock which are owned by St. Francis on the effective date of the merger and all shares of the Common Stock held in its treasury on that date will be cancelled without consideration. The record date for ownership of the stock is the effective date of the Merger. Section 7-11-104 of the Colorado Business Corporations Act (the "Colorado Act") permits the Merger to be effected without a vote of the shareholders of the Company. A copy of the Articles of Merger is appended to this letter.

     The effective date of the merger of the Company into St. Francis will be the earlier of: (i) the date on which all shareholders of the Company waive the mailing requirement of the plan of merger set forth in ss.7-111-104(4) of the Colorado Act; or (ii) ten days after the date that the Company mails a copy or summary of the plan of merger to each shareholder of the Company. The Company contemplates that it will not obtain waivers of the notice requirements from all of its shareholders, and the effective date of the merger will be 10 days after date of this notice.

     Since the Merger is to be effectuated without a vote of the shareholders, the Company is required to send all shareholders notice of their right to dissent and demand payment for their stock. A copy of Article 113 of the Colorado Business Corporation Act, which describes your rights to dissent and be paid for your stock, is also attached. Pursuant to the Colorado Business Corporation Act, you have a right to demand and receive payment of the fair value of your stock, determined immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless such exclusion would be inequitable. As a dissenting shareholder, you may demand payment for all shares of the Company's common stock which you own as of the date of this letter by sending the attached form for demanding payment to the offices of the Company, whose address is 621 17TH Street Suite 2150, Denver, Colorado 80293, (303) 295-0938 not less than 30 days from the date of this letter. At the time of filing your demand for payment, you must deposit all certificates for your shares of stock with the Company at the above address. If you fail to make a written demand for payment or deliver the certificates for your stock, you will be bound by the terms of the Merger.

                                   Sincerely,
                                   Teri Pagliasotti, Secretary

                               ARTICLES OF MERGER
                                     MERGING
                           GREAT NORTHERN GAS COMPANY
                                      INTO
                           ST. FRANCIS RESOURCES, INC.

     ARTICLES OF MERGER entered into this ____ day of March, 2001, by and between Great Northern Gas Company, a Colorado corporation, and St. Francis Resources, Inc., a Colorado corporation.

     THIS IS TO CERTIFY:

     FIRST: St. Francis Resources, Inc., a corporation organized and existing under the laws of Colorado (hereinafter sometimes referred to as the "Parent Corporation"), and Great Northern Gas Company, a corporation organized and existing under the laws of the State of Colorado (hereinafter sometimes referred to as the "Subsidiary Corporation"), agree that the Subsidiary Corporation shall be merged into the Parent Corporation. The terms and conditions of the merger and the mode of carrying the same into effect are set forth in these Articles of Merger.

     SECOND: The Parent Corporation shall survive the merger and shall continue under the name of St. Francis Resources, Inc.

     THIRD: The parties to the Articles of Merger are St. Francis Resources, Inc. and Great Northern Gas Company, both corporations organized and existing under the laws of the State of Colorado.

     FOURTH: No amendment is made to the Articles of Incorporation of the surviving corporation as part of the merger.

     FIFTH: The total number of shares of stock of all classes which the Parent Corporation has authority to issue is Five Million (5,000,000) shares of Common Stock (hereinafter referred to as the "Common Stock").

     The total number of shares of stock of all classes which the Subsidiary Corporation has authority to issue is Fifty Million (50,000,000) shares of Common Stock, $0.01 par value (hereinafter referred to as the "Subsidiary Common Stock").

         SIXTH: The number of outstanding shares of the Subsidiary Corporation owned by the Parent Corporation, being more than ninety percent (90%) of the issued shares, is as follows:

                                Total Shares                Shares Owned by
                                Outstanding                 Parent Corporation
                                -----------                 ------------------

Common Stock                     2,782,905                      2,647,255
                                 ---------                      ---------

     SEVENTH: All issued shares of the Subsidiary Common Stock which are not owned on the effective date of the merger by the Parent Corporation shall be exchanged for money upon presentation of the certificates representing shares of subsidiary common stock for cancellation. The basis of the exchange shall be One Dollar and Fifty Cents ($1.50) for each such share of the Subsidiary Common Stock so surrendered.

     All issued shares of the Subsidiary Common Stock which are owned by the Parent Corporation, and all shares of the Subsidiary Common Stock held in its treasury on the date of the merger shall be cancelled without consideration as of the effective date of the merger.

     EIGHTH: The principal office of the Subsidiary Corporation, organized under the laws of the State of Colorado, is located in Denver, Colorado.

     NINTH: The location of the principal office of the Surviving Corporation, organized under the laws of the State of Colorado, is at 621 17th Street, #2150, Denver, Colorado 80293.

     TENTH: The Articles of Merger were duly approved by resolution adopted by a majority vote of the entire board of directors of the Subsidiary Corporation on March 8, 2001, in the manner and by the vote required by the laws of the State of Colorado and by the Articles of Incorporation and Bylaws of said Corporation.

     ELEVENTH: The merger to be effected by these Articles of Merger was duly advised, authorized and approved by the Parent Corporation in the manner and by the vote required by the laws of the State of Colorado and by the Articles of Incorporation and Bylaws of the Parent Corporation.

     TWELFTH: The effective date of this merger shall be the earlier of: (i) the date on which all Shareholders of the Subsidiary Corporation waive the mailing requirement of the plan of merger set forth inss.7-111-104(4), C.R.S.; or (ii) ten days after the date that St. Francis Resources, Inc. mailed a copy or summary of the plan of merger to each shareholder of Great Northern Gas Company.

     IN WITNESS WHEREOF, Great Northern Gas Company and St. Francis Resources, Inc., the corporations party to the merger, have caused these Articles of Merger to be signed in their respective corporate names and on their behalf by the respective presidents and witnessed or attested by their respective secretaries as of the ____ day of ____________, 2001.

ATTEST:                                   GREAT NORTHERN GAS COMPANY

                                          By:
---------------------------                  -----------------------------------
Secretary                                    President

ATTEST:                                   ST. FRANCIS RESOURCES, INC.

                                          By:
---------------------------                  -----------------------------------
Secretary                                    President

                        NOTICE OF DEMAND FOR PAYMENT AND
                             DEPOSIT OF CERTIFICATES


Great Northern Gas Company
621 17TH Street, Suite 2150
Denver, Colorado 80293

Certified Mail
Return Receipt Requested

     Notice is hereby given that the undersigned is the owner of shares of the common stock without par value of Great Northern Gas Company (the "Common Stock") and is hereby making a written demand for payment of the fair value of the aforesaid shares of common stock.

     The date upon which the undersigned, or the person on whose behalf the undersigned dissents, acquired beneficial ownership of the stock is __________ , 19__. The undersigned hereby tenders and deposits the certificates for the Common Stock with Great Northern Gas Company, for purposes of processing the same in accordance with Section 7-113-205 of the Colorado Business Corporation Act.

                                Yours very truly,

                                Name of Dissenting Stockholder

                                     PART I

                               RIGHT OF DISSENT -
                               PAYMENT FOR SHARES

7-113-101.  Definitions.  For purposes of this article:
(1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.
(3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.
(4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.
(5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.
(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.
(7) "Shareholder" means either a record shareholder or a beneficial shareholder. 7-113-102. Right to dissent. (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:
(a) Consummation of a plan of merger to which the corporation is a party if:
(I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or
(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;
(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;
(c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102 (1); and

(d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102 (2).
(1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:
(a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;
(b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or
(c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.
(1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:
(a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;
(b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or will be held of record by more than two thousand shareholders;
(c) Cash in lieu of fractional shares; or
(d) Any combination of the foregoing described shares or cash in lieu of fractional shares.
(2) (Deleted by amendment, L. 96, p. 1321, ss. 30, effective June 1, 1996.) (2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.
(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.
(4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

7-113-103. Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

(a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
(b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.
(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

                             PROCEDURE FOR EXERCISE
                              OF DISSENTERS'RIGHTS

7-113-201. Notice of dissenters' rights. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202 (1).
(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202 (2).

7-113-202. Notice of intent to demand payment. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (1), a shareholder who wishes to assert dissenters' rights shall:
(a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and
(b) Not vote the shares in favor of the proposed corporate action.
(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (2), a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action. (3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

7-113-203. Dissenters' notice. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.
(2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:
(a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;
(b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;
(c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;
(e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given; (f) State the requirement contemplated in section 7-113-103 (3), if such requirement is imposed; and (g) Be accompanied by a copy of this article.

7-113-204. Procedure to demand payment. (1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:
(a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203 (2) (d), duly completed, or may be stated in another writing; and (b) Deposit the shareholder's certificates for certificated shares.
(2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.
(3) Except as provided in section 7-113-207 or 7-113-209 (1) (b), the demand for payment and deposit of certificates are irrevocable.
(4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

7-113-205. Uncertificated shares. (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.
(2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

7-113-206. Payment. (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.
(2) The payment made pursuant to subsection (1) of this section shall be accompanied by:
(a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;
(b) A statement of the corporation's estimate of the fair value of the shares;
(c) An explanation of how the interest was calculated;
(d) A statement of the dissenter's right to demand payment under section 7-113-209; and (e) A copy of this article.

7-113-207. Failure to take action. (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

7-113-208. Special provisions relating to shares acquired after announcement of proposed corporate action. (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.
(2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206 (2).

7-113-209. Procedure if dissenter is dissatisfied with payment or offer. (1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:
(a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;
(b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or
(c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207 (1).
(2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection
(1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

7-113-301. Court action. (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.
(2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.
(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.
(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.
(5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

7-113-302. Court costs and counsel fees. (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a) Against the corporation and in favor of any dissenters if the court finds the corporation did notsubstantially comply with the requirements of part 2 of this article; or
(b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.
(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.